As filed with the Securities and Exchange Commission on May 11, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Clearwire Corporation
(Exact name of registrant as specified in its charter)

Delaware	4899	56-2408571
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
5808 Lake Washington Boulevard NE, Suite 300
Kirkland, Washington 98033
(425) 216-7600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Broady R. Hodder
Vice President and General Counsel
Clearwire Corporation
5808 Lake Washington Boulevard NE, Suite 300
Kirkland, Washington 98033
(425) 216-7600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joshua N. Korff Kirkland & Ellis LLP Citigroup Center 153 East 53rd Street New York, New York 10023 Tel. (212) 446-4800 Fax (212) 446-4900	Marcus J. Williams Davis Wright Tremaine LLP 2600 Century Square 1501 Fourth Avenue Seattle, Washington 98101 Tel. (206) 622-3150 Fax (206) 628-7699	William H. Hinman, Jr. Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, California 94304 Tel. (650) 251-5000 Fax (650) 251-5002
      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of Securities	Aggregate	Amount of
to be Registered	Offering Price(1)(2)	Registration Fee

Class A common stock, par value $0.0001	$400,000,000	$42,800.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes shares of Class A common stock subject to the over-allotment of the underwriters.
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated May 11, 2006
PROSPECTUS
                                     Shares
Clearwire Corporation
Class A Common Stock

          This is Clearwire Corporation’s initial public offering. We are offering                      shares of our Class A common stock. We expect the public offering price to be between $ and $           per share.
          Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. All of the outstanding shares of Class B common stock are beneficially owned by our founder, Chairman and Co-Chief Executive Officer, Craig O. McCaw, and after giving effect to this offering, Mr. McCaw will indirectly own Class A common stock and Class B common stock representing approximately           % of our combined voting power.
          Currently, no public market exists for our common stock. We have applied to have our shares of Class A common stock approved for quotation on the Nasdaq National Market under the symbol “CLWR.”
          Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Clearwire Corporation	$	$
          The underwriters may also purchase up to an additional                      shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.
          The shares will be ready for delivery on or about                     , 2006.

Merrill Lynch & Co.	Morgan Stanley	JPMorgan

Bear, Stearns & Co. Inc.	Wachovia Capital Markets, LLC

The date of this prospectus is                     , 2006.

          You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
          No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.
          This offering is only being made to persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the UK Financial Services and Markets Act 2000, or FSMA, and each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection with the issue or sale of the shares of Class A common stock in circumstances in which section 21(1) of FSMA does not apply to us. Each of the underwriters agrees and acknowledges that it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

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PROSPECTUS SUMMARY
          The following summary highlights information contained elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless the context requires otherwise, references to “Clearwire, “the Company,” “we,” “our,” or “us” refer to Clearwire Corporation and its consolidated subsidiaries.
Our Company
          We provide next generation wireless broadband services that enable fast, simple and reliable communications anytime and anywhere within our coverage area. Our advanced, capital efficient wireless network not only creates a new communications path into the home or office, but also facilitates access to information, interactive media content, applications and communications services away from the home or office.
          Our network combines some of the best features of cellular, cable modem, digital subscriber line, or DSL, and wireless fidelity, or WiFi, networks, without some of the inherent limitations associated with these legacy systems. While cellular, cable and telephony networks were originally built to facilitate voice or video services, ours is the first widely deployed network that was designed and built from inception to deliver a full range of broadband content and applications. We have designed our services to be:

•	Portable. We offer the ability to access our network from anywhere within our coverage area without being restricted to a specific location.

•	Simple. Our services are easy to install. After connecting our modem to a computer and a power source, our wireless broadband service is immediately available and requires no software installation.

•	Fast. We offer speeds that typically exceed legacy cellular networks and are competitive with fixed broadband offerings.

•	A Good Value. We generally price our services competitively because our costs to build and operate our network are significantly lower than the networks operated by many of our competitors.
          With the advent of entertainment and content delivery over the Internet, Voice over Internet Protocol, or VoIP, and applications such as online social networking, the Internet is changing social behavior. People are demanding fast broadband connectivity on an increasingly mobile basis. We believe that our services meet this demand, which accounts for our rapid subscriber growth rates. We estimate that our subscriber penetration rate for our U.S. markets that were in operation for more than six months as of March 31, 2006, expressed as a percentage of covered households, had generally reached at least 5%.
          We were founded by telecommunications pioneer Craig O. McCaw in October 2003, and we launched our first market in August 2004. As of March 31, 2006, we offered our services in 27 markets in the United States covering more than 200 municipalities with an estimated 4.8 million people. In addition, we offer wireless broadband services in Brussels, Belgium and Dublin, Ireland, which together cover an estimated 1.0 million people. Our unconsolidated joint ventures offer wireless broadband services in 7 regional markets in Denmark and Mexico, covering an estimated 10.0 million people. As of March 31, 2006, we provided portable wireless broadband connectivity to approximately 88,000 subscribers in the United States and approximately 11,500 subscribers in Belgium and Ireland.
          We deploy our network using licensed radio frequencies, or spectrum. Using licensed spectrum enables us to minimize interference that frequently occurs on other wireless networks. In the United States we use spectrum in the 2.495 to 2.690 Gigahertz, or GHz, band, and we believe that we have the second largest spectrum position in this band in the United States. If all our pending acquisition and lease agreements close, we have spectrum that covers an estimated 157 million people, of which an estimated 90 million people were located in areas where we have enough spectrum depth to launch our services. In our international markets we typically use spectrum in the 3.5 GHz band. As of March 31, 2006, we controlled enough spectrum in Belgium, Ireland, Romania and Spain to enable the deployment of our wireless broadband services to markets covering an estimated 74 million people. In addition, as of March 31, 2006, our unconsolidated joint ventures controlled enough spectrum in Mexico and Denmark to enable the deployment of our wireless broadband services to markets covering an estimated 51 million people.
          Our advanced next generation wireless broadband network relies on non-line-of-sight, or NLOS, technologies, which we believe provide a level of performance comparable to that expected from the evolving Worldwide Interoperability of Microwave Access, or WiMAX, standards. NextNet Wireless, Inc., or NextNet, our wholly-owned subsidiary, designs, develops and sells modems, base stations and other equipment that enable deployment of NLOS, wireless broadband connectivity. Through its deployment in our network and networks owned and operated by providers in other countries, we believe NextNet is the most widely deployed provider of NLOS, plug-and-play broadband access systems, with equipment in use in at least thirty different countries across Africa, Asia, Europe and the Americas. In March 2006, BCE Inc., the parent company of Bell Canada, and Rogers Communications, two of the largest wireline, cable and wireless operators in Canada, launched a nationwide next generation wireless broadband network using NextNet technology.
          As compared to cellular, cable and DSL networks that generally rely on infrastructure originally designed for non-broadband purposes, our network was designed specifically to support portable, and eventually mobile, wireless broadband services. We have designed an Internet Protocol, or IP-based, Ethernet architecture for our network that we believe confers significant economic and technical advantages since it simplifies deployment, operation, maintenance and use of our network in addition to supporting a broad range of potential premium services.
          We believe our success to date is in part a result of the substantial operating experience of our senior management team, led by our Chairman and Co-Chief Executive Officer, Mr. McCaw. The members of this team have significant experience in the communications industry with companies such as McCaw Cellular, AT&T Wireless, Nextel Communications and Nextel Partners.
Industry
          We believe the U.S. broadband market offers significant long-term growth potential. According to IDC, in 2005, an estimated 38.1 million households, or 33% of all U.S. households, subscribed to a broadband service. However, an estimated 36.5 million households, or 32% of all U.S. households, accessed the Internet via a dial-up or other narrowband connection, while an estimated 40.7 million households, or 35% of all U.S. households, had no Internet connectivity at all. Of the 38.1 million households with broadband connectivity in 2005, approximately 55% used a cable modem, 42% used DSL and 3% used other services such as wireless broadband or fiber networks.
          According to IDC, the U.S. broadband market is expected to grow at a 18.4% compound annual growth rate between 2004 and 2009. Broadband penetration is expected to exceed 52% of U.S. households by 2009 as dial-up subscribers migrate to broadband connectivity and people with no Internet access become broadband subscribers. The worldwide broadband market is expected to experience similar growth trends, with IDC forecasting a 16.6% compound annual growth rate from 126.7 million households with broadband Internet connectivity at the end of 2004 to 273.4 million by the end of 2009.
          In addition to growing broadband demand, the rapid growth of mobile email products, as well as sales of laptop and ultra-portable computers, leads us to believe that subscribers will increasingly favor Internet access that provides for portability or mobility. According to IDC, U.S. laptop sales are expected to increase by 21% annually, from 20.5 million in 2005 to 43.4 million in 2009, and U.S. smart handheld device shipments are expected to increase by approximately 38% annually, from 7.3 million in 2005 to 26.4 million in 2009. As purchases of laptops and other portable data devices continue to accelerate, we believe consumers increasingly will look for more efficient and effective ways to access the Internet on these devices. According to IDC, spending on wireless data services is expected to increase from $8.8 billion in 2005 to $27.7 billion in 2009, representing a 33% compound annual growth rate.

          As wireless broadband becomes widely available, we believe demand for a broad range of mobile applications will dramatically increase, including demand for email, web browsing, VoIP telephony, streaming audio and video, video conferencing, gaming, e-commerce, music and video downloading and file transfers. For instance, in its VoIP Forecast Model dated August 2005, JupiterResearch estimates that, in 2005, approximately 3 million U.S. households used a VoIP-based broadband telephony service, while 110.5 million used a traditional switched access telephony service, according to the Federal Communications Commission, or FCC, Statistics of Communications Common Carriers Report. The U.S. VoIP-based broadband telephony market is expected to grow to 16.0 million households by 2009, according to JupiterResearch estimates, representing a 52% compound annual growth rate. The worldwide VoIP telephony market is expected to experience a similar growth trend, with iSuppli forecasting in its fourth quarter 2005 Broadband and Digital Home Topical Report growth in VoIP subscribers from 14.9 million subscribers in 2005 to 148.8 million subscribers in 2009, representing a 78% compound annual growth rate.
Competitive Strengths
          We believe the following competitive strengths enable us to meet the demand for simple, reliable and portable wireless broadband connectivity:

•	Differentiated Services. We believe our service is unique because of our combination of portability, simplicity and speed at competitive prices. We believe this combination of factors differentiates our subscribers’ experience when compared to broadband services provided by DSL, cable modem or wireless third-generation, or 3G, networks.

•	Strong Spectrum Position. We use licensed spectrum, which avoids radio frequency interference that hinders competitors using non-licensed spectrum, such as WiFi network operators. Access to spectrum is a fundamental barrier to entry for the delivery of high quality wireless communications. We believe that we have the second largest spectrum position in our band within the United States.

•	Advanced, Scalable Technology. Because we design our own equipment, we can refine our product development roadmap to meet our and our subscribers’ needs. We believe our NLOS, IP-based Ethernet architecture confers competitive advantages since it simplifies both network deployment and customer use while supporting a broad range of potential premium services.

•	Efficient Economic Model. Our individual market economic model is characterized by low fixed capital and operating expenditures relative to other wireless and wireline broadband service providers. We have experienced improvements in our gross margin for individual markets as we have leveraged our fixed costs over an increasing number of subscribers. We believe our individual market model is highly scalable and replicable across our markets. As our capabilities evolve, we expect to generate incremental revenue streams from our subscriber base by developing and offering premium products and services.

•	World-Class Management Team. Regarded as a pioneer and leader in the wireless communications industry, Mr. McCaw, our founder, Chairman and Co-Chief Executive Officer, has been an active entrepreneur, operator and investor in the industry for more than 35 years. He previously served as Chairman and Chief Executive Officer of McCaw Cellular Communications, Inc., which he built into the nation’s leading provider of cellular services in more than 100 U.S. cities and sold to AT&T Corporation in 1994 for $11.4 billion. In addition to Mr. McCaw, our senior management team consists of a core group of five senior executives: Benjamin G. Wolff, Perry S. Satterlee, John A. Butler, R. Gerard Salemme and Nicolas Kauser. The members of this team have an average of almost 25 years of experience in the communications and Internet industries with companies such as McCaw Cellular, AT&T Wireless, Nextel Communications, Nextel Partners and others.

Business Strategy
          We intend to continue to grow our business by pursuing the following strategies:

•	Deploy our service broadly and rapidly increase our subscriber base. We intend to deploy our advanced wireless broadband network broadly both in terms of geography and categories of subscribers. We intend to increase the number of markets we serve, taking advantage of our staged roll-out model to deploy our services both domestically and internationally. We also plan to serve a range of different categories of subscribers, from individuals, households and small businesses to market segments that depend on mobile communications, including police and fire personnel, traveling professionals, field salespeople, contractors, real estate professionals and others. We may also provide wholesale services or enter into additional distribution arrangements with third parties, such as our recently announced agreements with AOL and Best Buy.

•	Enhance portability. We intend to develop our technology to reduce modem size, eliminate the need for external power sources and decrease costs. We plan to provide connectivity through a PC Card, expected to become commercially available in 2007, and eventually through chipsets installed directly in computers and other devices. This should significantly enhance the portability and mobility of our services and enable access to our network from a greater variety of laptop, handset and personal digital assistant, or PDA, alternatives.

•	Build our spectrum position. We intend to continue to acquire spectrum in our existing bands domestically and internationally, and we have a dedicated team of professionals actively pursuing new spectrum opportunities. We may also explore the acquisition of licensed spectrum in other frequency bands if we conclude that it is both technologically and economically feasible to use such bands to launch broadband services.

•	Offer premium differentiated services. We intend to generate incremental revenues, leverage our cost structure and improve subscriber retention by offering a variety of premium services. In April 2006, we began offering VoIP telephony services, and we intend to offer other value-added services and applications, including enhanced mobility-based services, subscription-based technical support and other premium services.

Risk Factors
          Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” following this prospectus summary. You should carefully review these risks before investing in shares of our Class A common stock. Some of the risks you should consider relating to our business and this offering include:

•	We are an early stage company, we have a history of operating losses and we expect to continue to realize significant net losses for the foreseeable future.

•	If we do not obtain additional financing, our business, prospects, financial condition and results of operations will be adversely affected.

•	Many of our competitors are better established and have resources significantly greater than we have, which may make it difficult to attract and retain subscribers.

•	Our substantial indebtedness and restrictive debt covenants could limit our financing options and liquidity position and may limit our ability to grow our business.

•	We rely on highly skilled executives and other personnel. If we cannot retain and motivate key personnel, we may be unable to implement our business strategy.

•	Our Chairman and Co-Chief Executive Officer is also our largest stockholder, and as a result he can exert control over us and has actual or potential interests that may diverge from yours.
General Information About This Prospectus
          Clearwire®, ClearBusiness®, ClearPremium®, ClearClassic® and ClearValue® are registered trademarks of Clearwire. NextNet® and Expedience® are registered trademarks of our subsidiary, NextNet. All other trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners.
Our Corporate Information
          We are a Delaware corporation. Our principal executive offices are located at 5808 Lake Washington Boulevard NE, Suite 300, Kirkland, Washington 98033, and our telephone number is (425) 216-7600. Our website address is http://www.clearwire.com. Information on or accessed through our website is not incorporated into this prospectus and is not a part of this prospectus.

The Offering

Issuer	Clearwire Corporation

Common stock offered by Clearwire	shares of Class A common stock. We also have granted the underwriters an option to purchase up to an additional shares of Class A common stock to cover over-allotments in connection with this offering.

Common stock outstanding after the offering	Following the consummation of this offering, and assuming the underwriters’ over-allotment option is exercised in full, we will have outstanding:

• shares of Class A common stock; and

• 56,072,860 shares of Class B common stock.

The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible at any time into one share of Class A common stock. All shares of Class B common stock are beneficially owned by our founder, Chairman and Co-Chief Executive Officer, Mr. McCaw. As used in this prospectus, the terms “common stock” and “capital stock,” when used in reference to our capital structure, mean our Class A common stock and our Class A and Class B common stock, respectively, unless otherwise specified.

Use of proceeds	We will receive net proceeds from this offering of approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share and after deducting the estimated underwriting discount. We will use the proceeds of this offering for market and network expansion, spectrum acquisitions and general working capital purposes.

Proposed Nasdaq National Market symbol	“CLWR”

          The number of shares outstanding following this offering is based on 173,462,111 shares of Class A common stock and 56,072,860 shares of Class B common stock outstanding as of March 31, 2006, and excludes:

•	27,243,003 shares of Class A common stock issuable upon exercise of outstanding options;

•	2,756,997 shares of Class A common stock available for future issuance under our 2003 Stock Option Plan;

•	56,351,034 shares of Class A common stock issuable upon exercise of outstanding warrants; and

•	60,000 shares of Class A common stock issuable pursuant to an agreement to acquire spectrum.

Summary Consolidated Financial Data
          The information set forth below should be read in conjunction with the information under “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus. The balance sheet data is a summary of our consolidated balance sheet as of December 31, 2005, on an actual basis and on an as adjusted basis to give effect to the application of the net proceeds from this offering at an assumed initial public offering price of $           per share, after deducting estimated underwriting discounts, commissions and offering expenses, but assuming no exercise of the underwriters’ over-allotment option.

	October 27, 2003	Year ended December 31,
	(inception) to
	December 31, 2003	2004	2005

	(In thousands, except per share data)
Statement of Operations Data:
Service revenues	$25	$243	$8,451
Equipment and other revenues (including related party sales)	—	15,035	25,003

Total revenues	25	15,278	33,454
Cost of service	110	162	4,233
Cost of equipment (including related party costs)	—	12,685	19,336
Selling, general, and administrative	1,074	24,201	106,211
Research and development	22	5,805	9,639
Depreciation and amortization	27	2,552	11,913
Spectrum lease expense	163	2,987	9,356

Total operating expenses	1,396	48,392	160,688

Operating loss	(1,371)	(33,114)	(127,234)
Interest income (expense) — net	—	1,160	(11,520)
Foreign currency transaction gains — net	—	172	20
Other (expense) income — net	—	(292)	3,802
Income tax provision	—	—	(1,459)
Losses from equity investees — net	—	(988)	(3,946)
Minority interest in net loss of consolidated subsidiaries	—	20	387

Net loss	$(1,371)	$(33,042)	$(139,950)

Net loss per common share —
Basic and diluted	$(0.29)	$(0.30)	$(0.66)
Weighted-average common shares outstanding —
Basic and diluted	4,664	110,372	213,224
Other Financial Data:
Capital expenditures	$64	$12,815	$132,724

	As of December 31,

	2003	2004	2005
Operating Data:
	(In thousands)
Covered population:(1)
United States	—	480	3,788
International(2)	—	—	985
Covered households:(3)
United States	—	192	1,515
International(2)	—	—	394
Subscribers:(4)
United States	—	3.5	56.2
International(2)	—	—	6.1

(1)	Represents our estimate of the number of natural persons resident in the geographic areas in which our wireless broadband service is commercially available. Our calculation of covered population is based on our estimate of covered households multiplied by 2.5 persons per household.

(2)	Represents estimates for our consolidated subsidiaries only, and excludes data regarding our unconsolidated joint ventures.

(3)	Represents our estimate of the number of single residence homes, apartments and condominium units in the geographic areas in which our wireless broadband service is commercially available. Our estimate is based on information extrapolated from 2000 U.S. census data and other market information.

(4)	Represents the number of individuals, businesses and governmental entities receiving wireless broadband connectivity through our network.

	As of December 31, 2005

	Actual	As Adjusted

	(In thousands)
Balance Sheet Data:
Cash, cash equivalents, and short-term investments	$125,648	$
Property, plant and equipment — net	145,584
Total assets	627,918
Long-term debt (net of discount of $50,385)	209,961
Total stockholders’ equity	318,692

RISK FACTORS
          Investing in shares of our common stock involves a high degree of risk. Before investing in our common stock you should consider carefully the following risks, together with financial and other information contained in this prospectus. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially adversely affected. In that case, the trading price of our common stock would likely decline and you may lose all or a part of your investment.
Risks Relating to Our Company

We are an early stage company, we have a history of operating losses and we expect to continue to realize significant net losses for the foreseeable future.
          We have only recently begun to implement our business strategy. We have recorded a net loss in each year of operation. Our net loss in 2004 was approximately $33.0 million, and our net loss in 2005 was approximately $140.0 million. As of December 31, 2005 our accumulated deficit was $174.4 million. As our company is at an early stage of development, we cannot anticipate with certainty what our earnings, if any, will be in any future period. However, we expect to incur significant net losses as we develop our network, expand our markets and pursue our business strategy. In addition, at this stage of our development we are subject to the following risks:

•	our results of operations may fluctuate significantly, which may adversely affect the value of an investment in our common stock;

•	we may be unable to build-out our network, expand our services, meet the objectives we have established for our business strategy or grow our business profitably or at all;

•	we have not yet completed a full cycle of subscriber contract termination and renewal, and because of our limited operating history, it may be difficult to accurately predict our long-term subscriber churn and other important performance metrics; and

•	our network and related technologies may fail or the quality and number of services we are able to provide may decline if our network operates at maximum capacity for an extended period of time.
If we are unable to execute our business strategy and grow our business, either as a result of the risks identified in this section or for any other reason, our business, prospects, financial condition and results of operations will be adversely affected.

If we do not obtain additional financing, our business, prospects, financial condition and results of operations will be adversely affected.
          The proceeds of this offering are expected to provide some, but not all, of the capital we believe necessary to implement our long-term business strategy. Accordingly, we will need to obtain significant additional financing, both in the short-term and long-term, to make future capital expenditures, cover operating expenses and service our existing debt. We may not be able to secure such financing when needed in adequate amounts or on acceptable terms, if at all. To execute our business strategy, we may issue additional equity securities in public or private offerings, potentially at a price lower than the initial public offering price or the market price at the time of such issuance. We may seek additional debt financing, and may be forced to incur significant interest expense. We also may decide to sell additional debt or equity securities in our domestic or international subsidiaries, which may dilute our ownership interest in or reduce or eliminate our income, if any, from those operations. If we cannot secure sufficient funding we may be forced to forego strategic opportunities or delay, scale back or eliminate network deployments, operations, spectrum acquisitions and investments.

          Certain holders of our warrants are entitled to pre-emptive rights in unregistered equity offerings completed within one year after the date of this offering, which may delay or otherwise adversely affect our ability to raise additional funds.

Many of our competitors are better established and have resources significantly greater than we have, which may make it difficult to attract and retain subscribers.
          The market for broadband and VoIP services is highly competitive, and we compete with several other companies within a single market. Many of our competitors are better established or have greater financial resources than we have. Our competitors include:

•	cable operators offering high-speed Internet connectivity services and voice communications;

•	incumbent and competitive local exchange carriers providing DSL services over their existing wide, metropolitan and local area networks;

•	3G cellular, PCS and other wireless providers offering wireless broadband services and capabilities, including developments in existing cellular and PCS technology that may increase network speeds or have other advantages over our services;

•	Internet service providers offering dial-up Internet connectivity;

•	municipalities and other entities operating free or subsidized WiFi networks;

•	providers of VoIP telephony services;

•	wireless Internet service providers using licensed or unlicensed spectrum;

•	satellite and fixed wireless service providers offering or developing broadband Internet connectivity and VoIP telephony;

•	electric utilities and other providers offering or planning to offer broadband Internet connectivity over power lines; and

•	resellers providing wireless Internet service by “piggy-backing” on DSL or WiFi networks operated by others.
          Moreover, we expect other existing and prospective competitors, particularly if our services are successful, to adopt technologies or business plans similar to ours, or seek other means to develop a product competitive with our services. Many of our competitors are well-established and have larger and better developed networks and systems, longer-standing relationships with customers and suppliers, greater name recognition and greater financial, technical and marketing resources than we have. These competitors can often subsidize competing services with revenues from other sources, such as advertising, and thus may offer their products and services at lower prices than ours. These or other competitors may also reduce the prices of their services significantly or may offer broadband connectivity packaged with other products or services. We may not be able to reduce our prices or otherwise alter our services correspondingly, which would make it more difficult to attract and retain subscribers.

Acquisitions and investments could result in operating difficulties, dilution and distractions from our core business.
          The companies we have acquired have been relatively small. We have evaluated, and expect to continue to evaluate, potential strategic transactions, including larger acquisitions. The process of acquiring and integrating a company, business or technology is risky, may require a disproportionate amount of our management or financial resources and may create unforeseen operating difficulties or expenditures, including:

•	difficulties in integrating acquired technologies and operations into our business while maintaining uniform standards, controls, policies and procedures;

•	increasing cost and complexity of assuring the implementation and maintenance of adequate internal control and disclosure controls and procedures, and of obtaining the reports and attestations that are required of a company filing reports under the Securities Exchange Act;

•	difficulties in consolidating and preparing our financial statements due to poor accounting records, weak financial controls and, in some cases, procedures at acquired entities based on accounting principles not generally accepted in the United States, particularly those entities in which we lack control; and

•	inability to predict or anticipate market developments and capital commitments relating to the acquired company, business or technology.
          Acquisitions of and joint ventures with companies organized outside the United States often involve additional risks, including:

•	difficulties, as a result of distance, language or culture differences, in developing, staffing and managing foreign operations;

•	lack of control over our joint ventures and other business relationships;

•	currency exchange rate fluctuations;

•	longer payment cycles;

•	credit risk and higher levels of payment fraud;

•	foreign exchange controls that might limit our control over, or prevent us from repatriating, cash generated outside the United States;

•	potentially adverse tax consequences;

•	expropriation or nationalization of assets;

•	differences in regulatory requirements that may make it difficult to offer all of our services;

•	unexpected changes in regulatory requirements;

•	trade barriers and import and export restrictions; and

•	political or social unrest and economic instability.
          The anticipated benefit of any of our acquisitions or investments may never materialize. Future investments, acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Future investments and acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms, or at all.

Our substantial indebtedness and restrictive debt covenants could limit our financing options and liquidity position and may limit our ability to grow our business.
          In August 2005, we issued senior secured notes, due 2010, in an aggregate principal amount of $260.3 million, and warrants to purchase up to 20,827,653 shares of our common stock. In February 2006, we issued additional senior secured notes, due 2010, in an aggregate principal amount of $360.4 million, and warrants to purchase up to 28,828,000 shares of our common stock.
          Our indebtedness could have important consequences to the holders of our common stock, such as:

•	we may not be able to obtain additional financing to fund working capital, operating losses, capital expenditures or acquisitions on terms acceptable to us or at all;

•	we may be unable to refinance our indebtedness on terms acceptable to us or at all;

•	our substantial indebtedness makes us more vulnerable to economic downturns and limits our ability to withstand competitive pressures; and

•	cash flows from operations are currently negative and may continue to be so, and our remaining cash, if any, may be insufficient to operate our business.
          Additionally, covenants in the indenture governing our senior secured notes impose operating and financial restrictions on us. These restrictions prohibit or limit our ability, and the ability of certain of our subsidiaries, to, among other things:

•	pay dividends to our stockholders;

•	incur, or cause certain of our subsidiaries to incur, additional indebtedness;

•	permit liens on or conduct sales of any assets pledged as collateral;

•	sell all or substantially all of our assets or consolidate or merge with or into other companies;

•	repay existing indebtedness; and

•	engage in transactions with affiliates.
          A breach of any of these covenants could result in a default under our senior secured notes. If a default causes our payment obligations on our indebtedness to be accelerated, our assets may be insufficient to repay the amount due in full. If we are unable to repay or refinance those amounts, the trustee or holders of our senior secured notes could proceed against the assets pledged to secure our notes.
          These restrictions may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business opportunities. Moreover, we may seek additional debt financing on terms that include more restrictive covenants.

We may experience difficulties in constructing, upgrading and maintaining our network, which could adversely affect customer satisfaction, increase subscriber turnover and reduce our revenues.
          Our success depends on developing and providing products and services that give subscribers a high quality Internet connectivity and VoIP experience. If the number of subscribers using our network and the complexity of our products and services increase, we will require more infrastructure and network resources to maintain the quality of our services. Consequently, we expect to make substantial investments to construct and improve our facilities and equipment and to upgrade our technology and network infrastructure. If we do not implement these developments successfully, or if we experience inefficiencies, operational failures or unforeseen costs during implementation, the quality of our products and services could decline.
          We may experience quality deficiencies, cost overruns and delays on construction, maintenance and upgrade projects, including the portions of those projects not within our control or the control of our contractors. The construction of our network requires the receipt of permits and approvals from numerous governmental bodies, including municipalities and zoning boards. Such bodies often limit the expansion of transmission towers and other construction necessary for our business. Failure to receive approvals in a timely fashion can delay system rollouts and raise the cost of completing construction projects. In addition, we typically are required to obtain rights from land, building and tower owners to install our antennas and other equipment to provide service to our subscribers. We may not be able to obtain, on terms acceptable to us, or at all, the rights necessary to construct our network and expand our services.
          We also face challenges in managing and operating our network. These challenges include operating, maintaining and upgrading network and customer premises equipment to accommodate increased traffic or technological advances, and managing the sales, advertising, customer support, billing and collection functions of our business while providing reliable network service at expected speeds and VoIP telephony at expected levels of quality. Our failure in any of these areas could adversely affect customer satisfaction, increase subscriber turnover, increase our costs, decrease our revenues and otherwise have a material adverse effect on our business, prospects, financial condition and results of operations.

If we do not obtain and maintain rights to use licensed spectrum in one or more markets, we may be unable to operate in these markets, which could adversely affect our ability to execute our business strategy.
          Since we plan to provide our services using licensed spectrum both in the United States and internationally, we depend on our ability to acquire and maintain sufficient rights to use licensed spectrum by obtaining our own licenses or long-term spectrum leases, in each of the markets in which we operate or intend to operate. Obtaining the necessary amount of licensed spectrum can be a long and difficult process that can be costly and require a disproportionate amount of our management resources. We may not be able to acquire, lease or maintain the spectrum necessary to execute our business strategy.
          Using licensed spectrum, whether owned or leased, poses additional risks to us, including:

•	inability to satisfy build-out or service deployment requirements upon which our spectrum licenses or leases are, or may be, conditioned;

•	increases in spectrum acquisition costs;

•	adverse changes to regulations governing our spectrum rights;

•	the risk that spectrum we have acquired or leased will not be commercially usable or free of harmful interference from licensed or unlicensed operators in our or adjacent bands;

•	with respect to spectrum we lease in the United States, contractual disputes with or the bankruptcy or other reorganization of the license holders, which could adversely affect our control over the spectrum subject to such license;

•	failure of the FCC or other regulators to renew our spectrum licenses as they expire; and

•	invalidation of our authorization to use all or a significant portion of our spectrum, resulting in, among other things, impairment charges related to assets recorded for such spectrum.
          We expect the FCC to sell, via auction, up to 90 Megahertz, or MHz, of paired spectrum in the 1.710 to 1.755 GHz and 2.110 to 2.155 GHz bands during 2006. We further expect the FCC to make additional spectrum available from time to time. Additionally, other companies hold spectrum rights that could be made available for lease or sale. The availability of additional spectrum in the marketplace could change the market value of spectrum rights generally and, as a result, may adversely affect the value of our spectrum assets.

If we fail to establish and maintain an effective system of internal control, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our business and adversely impact the trading price of our common stock.
          Effective internal control is necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business, brand and reputation with investors may be harmed. As a result, our current internal control deficiencies may adversely affect our financial condition, results of operation and access to capital. We have in the past discovered, and may in the future discover, areas of our internal control that need improvement.
          In connection with their audits for the years ended December 31, 2004 and 2005, our independent public accountants have identified a material weakness in our internal control. A material weakness is a significant deficiency that, by itself or in combination with other control deficiencies, results in more than a remote likelihood that a material misstatement in our annual or interim financial statements will not be prevented or detected. This issue relates to a lack of sufficient review of nonroutine and complex transactions. Our independent public accountants have also identified other significant deficiencies in our internal control. If we do not address and remediate our material weakness and other significant deficiencies, the reliability of our periodic reports on Form 10-Q and annual report on Form 10-K may be compromised. In addition, reporting a material weakness may negatively impact investors’ perception of us. We have allocated, and will continue to allocate, significant additional resources to remediating any deficiencies in our internal control. There can be no assurances that our remedial measures will be successful in curing the existing material weakness or that other significant deficiencies or material weaknesses will not arise in the future.

Interruption or failure of our information technology and communications systems could impair our ability to provide our products and services, which could damage our reputation and harm our operating results.
          We have experienced service interruptions in some markets in the past and may experience service interruptions or system failures in the future. Any unscheduled service interruption adversely affects our ability to operate our business and could result in an immediate loss of revenues. If we experience frequent or persistent system or network failures, our reputation and brand could be permanently harmed. We may make significant capital expenditures to increase the reliability of our systems, but these capital expenditures may not achieve the results we expect.
          Our products and services depend on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could result in interruptions in our service. Interruptions in our service could reduce our revenues and profits, and our brand could be damaged if people believe our network is unreliable. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning may not be adequate. The occurrence of a natural disaster or unanticipated problems at our network centers could result in lengthy interruptions in our service and adversely affect our operating results.

A number of our significant business arrangements are between us and parties that have an investment in or a fiduciary duty to our company, and the terms of those arrangements may not be beneficial to us.
          We are party to a number of strategic development, supply and licensing agreements with parties that have an ownership or fiduciary relationship with us, including agreements between us and our controlling shareholder Eagle River Holdings, LLC, or ERH, which is controlled by Mr. McCaw, Bell Canada, and Hispanic Information and Telecommunications Network. The terms of these agreements are discussed in greater detail in the section entitled “Certain Relationships and Related Transactions.”
          We can offer no assurance that equal or better terms could not have been obtained from unaffiliated third parties. These relationships may create actual or potential conflicts of interest, and may cause the parties to these arrangements to make decisions or take actions that do not reflect your best interests. In addition, under our certificate of incorporation, Mr. McCaw and his affiliates are not limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to operate our business, make acquisitions and obtain financing. Neither Mr. McCaw nor any of his affiliates is obligated to purchase equity from, or contribute or lend funds to, us or any of our subsidiaries or unconsolidated joint ventures. Furthermore, in addition to Mr. McCaw, certain members of our management team are also employed by, or have interests, in ERH or its affiliates or one of Mr. McCaw’s other investments, including Mr. Wolff, our Co-Chief Executive Officer and Co-President, who serves as President of ERH.

The industries in which we operate are continually evolving, which makes it difficult to evaluate our future prospects and increases the risk of your investment. Our products and services may become obsolete, and we may not be able to develop competitive products or services on a timely basis or at all.
          The broadband services industry is characterized by rapid technological change, competitive pricing, frequent new service introductions and evolving industry standards and regulatory requirements. We believe that our success depends on our ability to anticipate and adapt to these challenges and to offer competitive services on a timely basis. We face a number of difficulties and uncertainties associated with our reliance on technological development, such as:

•	competition from service providers using more traditional and commercially proven means to deliver similar or alternative services;

•	competition from new service providers using more efficient, less expensive technologies, including products not yet invented or developed;

•	uncertain consumer acceptance;

•	realizing economies of scale;

•	responding successfully to advances in competing technologies in a timely and cost-effective manner;

•	migration toward standards-based technology, requiring substantial capital expenditures; and

•	existing, proposed or undeveloped technologies that may render our wireless broadband and VoIP telephony services less profitable or obsolete.
          As the products and services offered by us and our competitors develop, businesses and consumers may not accept our services as a commercially viable alternative to other means of delivering wireless broadband and VoIP telephony services.

If our NextNet subsidiary does not develop and deliver the equipment that we need, we may be unable to execute our business strategy or operate our business.
          We depend on NextNet to develop complex systems, software and hardware products and components in a timely manner at a high level of quality, including our NLOS wireless broadband connectivity platform and other related products. In addition, we depend on NextNet to develop additional equipment for use with our broadband service. We intend to expand NextNet’s portfolio of supported devices to include products like PC Cards, PC Express Module and chip sets installed directly in consumer devices such as PDAs and other portable and mobile devices. We believe we will need these products and supported systems to address customers’ growing preference for greater mobility. Furthermore, original equipment manufacturers may be unwilling to incorporate our chipsets into their devices. These new products and services may not be successful, and we may incur significant losses as a result. If our products and services become obsolete or we otherwise do not develop and offer competitive products or services on a timely basis, our business, prospects and operating results would be adversely affected.
          The development process for NextNet products is highly uncertain, as the products are sophisticated and require significant innovation from both NextNet’s product designers and engineers and our third party developers and suppliers. The development process is lengthy and requires that we incur significant expenses, some of which may be unforeseen or may exceed our estimates. Since we believe the prices of established products tend to decline significantly over time, we believe we will need to develop product enhancements and new technologies continuously to mitigate the effects of declining prices for products sold to third parties or to reduce production and delivery costs. If we fail to anticipate developments in technological trends or the adoption of new engineering or industry standards, or we are otherwise unable to develop high quality products on a timely basis, or if we cannot acquire such products from other sources, we may be unable to introduce new products and services and our existing products and services may become obsolete. Such failure would adversely affect our operating results and prospects, and may impair the value of our assets.

We rely on a single contract manufacturer and a limited number of third party suppliers to produce our network equipment and to install and maintain our network sites. If these companies fail to perform, we may have a shortage of components and may be required to suspend our network deployment and our product and service introduction.
          We depend on a single contract manufacturer, Sanmina-SCI, and on a limited number of other third party suppliers, to produce and deliver acceptable, high quality products on a timely basis. We also depend on a limited number of third parties to install and maintain our network facilities. If our contract manufacturer or other providers do not satisfy our requirements, or if we lose our contract manufacturer or any other significant provider, we may have an insufficient number of modems or other network components for delivery to subscribers, we may be forced to suspend the deployment of our wireless broadband network and enrollment of new subscribers, and our business, prospects, financial condition and operating results may be harmed.

We rely on highly skilled executives and other personnel. If we cannot retain and motivate key personnel, we may be unable to implement our business strategy.
          Our future success depends largely on the expertise and reputation of our founder, Chairman and Co-Chief Executive Officer, Craig O. McCaw, and the other members of our senior management team, including Benjamin G. Wolff, our Co-President and Co-Chief Executive Officer, Perry S. Satterlee, our Co-President and Chief Executive Officer of our U.S. Operations, Nicolas Kauser, our Chief Technology Officer, R. Gerard Salemme, our Executive Vice President — Strategy, Policy and External Affairs, and John A. Butler, our Chief Financial Officer. Among other things, our access to financing has largely been, and will continue to be, dependent on the efforts and involvement of Mr. McCaw. In addition, we intend to hire additional highly skilled individuals to staff our operations. Loss of any of our key personnel or the inability to recruit and retain qualified individuals could adversely affect our ability to implement our business strategy and operate our business.
          Additionally, as we introduce our services in new markets and grow our business in existing markets, we are reliant on our general manager in each such market. If we cannot hire, train and retain motivated and well qualified individuals to serve in these roles, we may face difficulties in growing our subscriber base.

Certain aspects of our VoIP telephony services differ from traditional telephone service, which may limit the attractiveness of our services.
          Certain aspects of our VoIP telephony services differ from traditional telephone service. The factors that may have this effect include:

•	our subscribers may experience lower call quality than they experience with traditional wireline telephone companies, including static, echoes and transmission delays;

•	our subscribers may experience higher dropped-call rates than they experience with traditional wireline telephone companies; and

•	a power loss or Internet access interruption causes our service to be interrupted.
          Additionally, our VoIP emergency calling service is significantly more limited than the emergency calling services offered by traditional telephone companies. Our VoIP emergency calling service can only transmit to a dispatcher at a public safety answering point, or PSAP, the location information that the subscriber has registered with us, which may at times be different from the actual location at the time of the call. As a result, our emergency calling systems may not assure that the appropriate PSAP is reached and may cause significant delays, or even failures, in callers’ receipt of emergency assistance. Our failure to develop or operate an adequate emergency calling service could subject us to substantial liabilities and may result in delays in subscriber adoption of our VoIP telephony services or all of our services, abandonment of our services by subscribers, and litigation costs, damage awards and negative publicity, any of which could harm our business, prospects, financial condition or results of operations.
          If our subscribers do not accept the differences between our VoIP telephony services and traditional telephone service, they may not adopt or keep our VoIP telephony services or our other services, or may choose to retain or return to service provided by traditional telephone companies. Because VoIP telephony services represent an important aspect of our business strategy, failure to achieve subscribers’ acceptance of our VoIP telephony services may adversely affect our prospects, results of operations and the trading price of our shares.

If our data security measures are breached, subscribers may perceive our network and services as not secure.
          Our network security and the authentication of the subscriber’s credentials are designed to protect unauthorized access to data on our network. Because techniques used to obtain unauthorized access to or to sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate or implement adequate preventive measures against unauthorized access or sabotage. Consequently, unauthorized parties may overcome our encryption and security systems and obtain access to data on our network, including on a device connected to our network. In addition, because we operate and control our network and our subscribers’ Internet connectivity, unauthorized access or sabotage of our network could result in damage to our network and to the computers or other devices used by our subscribers. An actual or perceived breach of network security, regardless of whether the breach is our fault, could harm public perception of the effectiveness of our security measures, adversely affect our ability to attract and retain subscribers, expose us to significant liability and adversely affect our business prospects.

Our activities outside the United States could disrupt our operations.
          As of March 31, 2006, we operated or held spectrum outside of the United States through our subsidiaries in Belgium, Ireland, Poland, Romania and Spain and through joint ventures in Denmark and Mexico. We intend to continue investing in various international companies and spectrum opportunities through acquisitions and strategic alliances. Our activities outside the United States operate in environments different from the one we face in the United States, particularly with respect to competition and regulation. Due to these differences, our activities outside the United States may require a disproportionate amount of our management and financial resources, which could disrupt our U.S. operations and adversely affect our business.
          In a number of international markets, we face substantial competition from local service providers that offer or may offer their own wireless broadband or VoIP telephony services and from other companies that provide Internet connectivity services. We may face heightened challenges in gaining market share, particularly in certain European countries, where a large portion of the population already has broadband Internet connectivity and incumbent companies already have a dominant market share in their service areas. Furthermore, foreign providers of competing services may have a substantial advantage over us in attracting subscribers due to a more established brand, greater knowledge of local subscribers’ preferences and access to significant financial or strategic resources.
          In addition, foreign regulatory authorities frequently own or control the incumbent telecommunications companies operating under their jurisdiction. Established relationships between government-owned or government-controlled telecommunications companies and their traditional local providers of telecommunications services often limit access of third parties to these markets. The successful expansion of our international operations in some markets will depend on our ability to locate, form and maintain strong relationships with established local communication services and equipment providers. Failure to establish these relationships or to market or sell our products and services successfully could limit our ability to attract subscribers to our services.

We may be unable to protect our intellectual property, which could reduce the value of our services and our brand.
          Our ability to compete effectively depends on our ability to protect our proprietary technologies, system designs and manufacturing processes. We may not be able to safeguard and maintain our proprietary rights. We rely on patents, trademarks and policies and procedures related to confidentiality to protect our intellectual property. Some of our intellectual property, however, is not covered by any of these protections.
          Our pending patent applications may not be issued or, in the case of patents issued or to be issued, the claims allowed may not be sufficiently broad to protect our intellectual property. Even if all of our patent applications were issued and were sufficiently broad, our patents may be challenged or invalidated. In addition, the United States Patent and Trademark Office may not grant federal registrations based on our pending trademark applications. Even if federal registrations are granted, these trademark rights may be challenged. Moreover, patent and trademark applications filed in foreign countries may be subject to laws, rules and procedures that are substantially different from those of the United States, and any foreign patents may be difficult and expensive to obtain and enforce. We could, therefore, incur substantial costs in prosecuting patent and trademark infringement suits or otherwise protecting our intellectual property rights.

We could be subject to claims that we have infringed on the proprietary rights of others, which claims would likely be costly to defend, could require us to pay damages and could limit our ability to use necessary technologies in the future.
          Our competitors may independently develop or patent technologies or processes that are substantially equivalent or superior to ours. These competitors may claim that our services and products infringe on these patents or other proprietary rights. Defending against infringement claims, even meritless ones, would be time consuming, distracting and costly. If we are found to be infringing proprietary rights of a third party, we could be enjoined from using such third party’s rights and be required to pay substantial royalties and damages, and may no longer be able to use the intellectual property on acceptable terms or at all. Failure to obtain licenses to intellectual property could delay or prevent the development, manufacture or sale of our products or services and could cause us to expend significant resources to develop or acquire non-infringing intellectual property.

Our business depends on a strong brand, and if we do not maintain and enhance our brand, our ability to attract and retain subscribers may be impaired and our business and operating results harmed.
          We believe that our brand is a critical part of our business. Maintaining and enhancing our brand may require us to make substantial investments with no assurance that these investments will be successful. If we fail to promote and maintain the “Clearwire” brand, or if we incur significant expenses in this effort, our business, prospects, operating results and financial condition may be harmed. We anticipate that maintaining and enhancing our brand will become increasingly important, difficult and expensive.

We are subject to extensive regulation.
          Our acquisition, lease, maintenance and use of spectrum licenses are extensively regulated by federal, state, local, and foreign governmental entities. A number of other federal, state, local and foreign privacy, security and consumer laws also apply to our business. These regulations and their application are subject to continual change as new legislation, regulations or amendments to existing regulations are adopted from time to time by governmental or regulatory authorities, including as a result of judicial interpretations of such laws and regulations. Current regulations directly affect the breadth of services we are able to offer and may impact the rates, terms and conditions of our services. Regulation of companies that offer competing services, such as cable and DSL providers and incumbent telecommunications carriers, also affects our business indirectly.
          We are also subject to regulation because we provide VoIP telephony services. As an “interconnected” VoIP provider, we are required under FCC rules, by May 2007, to comply with the Communications Assistance for Law Enforcement Act, or CALEA, which requires service providers to build certain capabilities into their networks and to accommodate wiretap requests from law enforcement agencies.
          In addition, the FCC or other regulatory authorities may in the future restrict our ability to manage subscribers’ use of our network, thereby limiting our ability to prevent or address subscribers’ excessive bandwidth demands. To maintain the quality of our network and user experience, we manage the bandwidth used by our subscribers’ applications, in part by restricting the types of applications that may be used over our network. Some providers and users of these applications have objected to this practice. If the FCC or other regulatory authorities were to adopt regulations that constrain our ability to employ bandwidth management practices, excessive use of bandwidth-intensive applications would likely reduce the quality of our services for all subscribers. Such decline in the quality of our services could harm our business.

          In certain of our international markets, the services provided by our business may require receipt of a license from national, provincial or local regulatory authorities. Where required, regulatory authorities may have significant discretion in granting the licenses and in the term of the licenses, and are often under no obligation to renew the licenses when they expire.
          The breach of a license or applicable law, even if inadvertent, can result in the revocation, suspension, cancellation or reduction in the term of a license or the imposition of fines. In addition, regulatory authorities may grant new licenses to third parties, resulting in greater competition in territories where we already have rights to licensed spectrum. In order to promote competition, licenses may also require that third parties be granted access to our bandwidth, frequency capacity, facilities or services. We may not be able to obtain or retain any required license, and we may not be able to renew a license on favorable terms, or at all.
          Our wireless broadband and VoIP telephony services may become subject to greater state or federal regulation in the future. The scope of the regulations that may apply to VoIP telephony services providers and the impact of such regulations on providers’ competitive position are presently unknown.
Risks Relating to the Shares and this Offering

We are a “controlled company” within the meaning of the NASD Marketplace Rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.
          As of March 31, 2006, Mr. McCaw, our Chairman and Co-Chief Executive Officer, and his affiliates beneficially own approximately 83% of the voting power of our outstanding capital stock. As a result, we will qualify for, and intend to rely on, exemptions from certain Nasdaq corporate governance standards. Under the NASD Marketplace Rules, a company of which more than 50% of the voting power is held by another company is a “controlled company” and may elect not to comply with certain Nasdaq National Market corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the compensation of officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors and (3) the requirement that director nominees be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors with a written charter or board resolution addressing the nomination process. Unless we no longer rely on these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq National Market corporate governance requirements.

Our Chairman and Co-Chief Executive Officer is also our largest stockholder, and as a result he can exert control over us and has actual or potential interests that may diverge from yours.
          As of March 31, 2006, ERH, an entity controlled by Mr. McCaw, our Chairman and Co-Chief Executive Officer, held of record approximately 47% of our outstanding capital stock, including all the outstanding shares of our Class B common stock and approximately 30% of the outstanding shares of our Class A common stock. Each share of our Class B common stock carries ten votes per share and each share of our Class A common stock carries one vote per share. As a result, the shares held of record by ERH represent approximately 83% of the number of votes in any matter on which our stockholders are entitled to vote.
          Mr. McCaw may have interests that diverge from those of other holders of our common stock. As a result, ERH may vote the shares it owns or otherwise cause us to take actions that may conflict with your best interests as a stockholder, which could adversely affect our results of operations and the trading price of our common stock.
          Through his control of ERH, Mr. McCaw can control our management, affairs and all matters requiring stockholder approval, including the approval of significant corporate transactions, a sale of our company, decisions about our capital structure and, subject to our agreement with Bell Canada, the composition of our board of directors.

Prior to this offering, our common stock has not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price may not be indicative of prices that will prevail in the trading market.
          The trading price of our common stock following this offering may be highly volatile and could be subject to fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	quarterly variations in our results of operations or those of our competitors;

•	announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments;

•	disruption to our operations or those of other sources critical to our network operations;

•	the emergence of new competitors or new technologies;

•	our ability to develop and market new and enhanced products on a timely basis;

•	seasonal or other variations in our subscriber base;

•	commencement of, or our involvement in, litigation;

•	availability of additional spectrum;

•	dilutive issuances of our stock or the stock of our subsidiaries, or the incurrence of additional debt;

•	changes in our board or management;

•	adoption of new or different accounting standards;

•	changes in governmental regulations or in the status of our regulatory approvals;

•	changes in earnings estimates or recommendations by securities analysts;

•	announcements regarding WiMAX and other technical standards; and

•	general economic conditions and slow or negative growth of related markets.
          In addition, the stock market in general, and the market for shares of technology companies in particular, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. We expect the price of our common stock will be subject to such fluctuations, and such fluctuations may be exacerbated shortly following this offering. In addition, in the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and divert our management’s attention and resources.

Shares eligible for sale in the future may cause the trading price for our common stock to decline.
          Sales of a substantial number of shares of our common stock following this offering, or the perception that these sales could occur, may depress the trading price of our common stock. These sales could also impair our ability to raise additional capital through a sale of our equity securities. Our certificate of incorporation authorizes us to issue 500,000,000 shares of Class A common stock. As of March 31, 2006, 173,462,111 shares of common stock were outstanding and 27,243,003 shares were issuable upon the exercise of outstanding stock options, 56,072,860 shares were issuable upon the conversion of outstanding shares of our Class B common stock and 56,351,034 shares were issuable upon the exercise of outstanding warrants.
          The number of shares of common stock eligible for sale in the public market is limited by restrictions under federal securities law and under agreements that our executive officers, directors and each holder of 5% or more of our common stock have entered into with the underwriters of this offering. Those agreements restrict these persons from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc., the

representatives of the underwriters. However, the representatives of the underwriters may, in their sole discretion, release all or any portion of the common stock from the restrictions of the lock-up agreements.
          Beginning immediately after the date of this offering, holders of                     shares of our common stock, including                   shares issuable on exercise of outstanding warrants, will be able to require us to file a registration statement no later than 120 days from the date of this offering with respect to their shares. These holders will be entitled to have their shares included for sale in subsequent registered offerings of our common stock. See the section entitled “Certain Relationships and Related Transactions — Registration Rights Agreements.”
          We have in the past issued, and intend to continue to issue, our stock and the stock of our subsidiaries to raise capital and as consideration for the acquisition of spectrum or operating companies. Issuances of our stock or the stock of a subsidiary will dilute the interest of our stockholders, and may reduce the trading price of our common stock.

We may apply the proceeds of this offering to uses that ultimately do not improve our operating results or increase the value of your investment.
          We intend to use the net proceeds from this offering for market and network expansion, spectrum acquisitions and general working capital purposes. However, we do not have more specific plans for the net proceeds from this offering and our management will have broad discretion in how we use these proceeds. These proceeds could be applied in ways that do not improve our operating results or otherwise increase the value of your investment.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.
          We expect the initial public offering price of our common stock in this offering will be substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $          in net tangible book value per share from the price you paid, based on an assumed initial offering price of $           per share. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution you will experience immediately after this offering, see the section entitled “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievement described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.
          Some of the risks investors should consider in connection with this offering are the following:

•	We are an early stage company, we have a history of operating losses and we expect to continue to realize significant net losses for the foreseeable future.

•	If we do not obtain additional financing, our business, prospects, financial condition and results of operations will be adversely affected.

•	Many of our competitors are better established and have resources significantly greater than we have, which may make it difficult to attract and retain subscribers.

•	Our substantial indebtedness and restrictive debt covenants could limit our financing options and liquidity position and may limit our ability to grow our business.

•	We rely on highly skilled executives and other personnel. If we cannot retain and motivate key personnel, we may be unable to implement our business strategy.

•	Our Chairman and Co-Chief Executive Officer is our largest stockholder, and as a result he can exert control over us and has actual or potential interests that may diverge from yours.
You should review carefully the section entitled “Risk Factors” beginning on page 9 of this prospectus for a discussion of these and other risks that relate to our business and investing in shares of our common stock.

USE OF PROCEEDS
          We will receive net proceeds of approximately $           million from the sale of shares of Class A common stock in this offering, assuming an initial public offering price of $          per share and after deducting estimated underwriting discounts and commissions and estimated expenses of the offering payable by us. If the underwriters exercise their over-allotment option in full, we will receive additional net proceeds of approximately $           million after deducting estimated underwriting discounts and commissions.
          The principal purposes of this offering are to obtain additional capital, create a public market for our Class A common stock and facilitate future access to public equity markets. We expect to use the proceeds from this offering for market and network expansion, spectrum acquisitions and general working capital purposes.
          Pending application of our net proceeds from this offering, we intend to invest the net proceeds in investment-grade, interest-bearing instruments.
DIVIDEND POLICY
          We have not declared or paid any dividends on our capital stock since our inception. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future. In addition, covenants in the indenture governing our senior secured notes impose significant restrictions on our ability to pay dividends to our stockholders.

CAPITALIZATION
          The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of December 31, 2005 on an actual basis and on an as adjusted basis to give effect to the issuance of sale by us of                      shares of our Class A common stock in this offering at an assumed initial public offering price of $           per share and after deducting estimated underwriting discounts, commissions and offering expenses payable by us.
          The information below should be read in conjunction with the sections entitled “Selected Historical Consolidated Financial Data” and “Description of Indebtedness,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2005

	Actual	As Adjusted

	(In thousands, except
	share data)
Cash, cash equivalents and short-term investments	$125,648	$

Long-term debt (net of discount of $50,385)	$209,961	$

Stockholders’ equity:
Preferred stock: par value $0.0001 per share, 5,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—		—
Class A common stock: par value $0.0001 per share, and additional paid-in capital, 500,000,000 shares authorized, 168,556,831 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	436,455
Class B common stock: par value $0.0001 per share, and additional paid-in capital, 100,000,000 shares authorized, 56,072,860 shares issued and outstanding, actual; and as adjusted	56,073
Common stock and warrants payable(1)	1,668
Deferred compensation	(659)
Accumulated other comprehensive loss	(482)
Accumulated deficit	(174,363)

Total stockholders’ equity	318,692

Total capitalization	$528,653	$

(1)	Common stock and warrants payable represents common stock and warrants that we are obligated to issue but had not issued as of December 31, 2005.
          The number of shares outstanding following this offering is based on            shares of Class A common stock and 56,072,860 shares of Class B common stock outstanding as of March 31, 2006, and excludes:

•	27,243,003 shares of Class A common stock issuable upon exercise of outstanding options, with a weighted average exercise price of $2.29 per share;

•	2,756,997 shares of Class A common stock available for future issuance under our 2003 Stock Option Plan;

•	56,351,034 shares of Class A common stock issuable upon exercise of outstanding warrants, with a weighted average exercise price of $4.65 per share; and

•	60,000 shares of Class A common stock issuable pursuant to an agreement to acquire spectrum.

DILUTION
          Our net tangible book value as of December 31, 2005 was approximately $294.8 million, or $1.31 per share of capital stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of capital stock. After giving effect to the issuance and sale of                      shares of common stock in this offering at an initial public offering price of $           per share and after deducting estimated underwriting discounts, commissions and offering expenses, our pro forma net tangible book value as of December 31, 2005 would have been approximately $           million or approximately $           per share of capital stock. This represents an immediate increase in net tangible book value of $           per share to existing stockholders and an immediate dilution in net tangible book value of $           per share to investors in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2005	$1.31
Increase per share attributable to this offering

Pro forma net tangible book value per share after this offering
Dilution in pro forma net tangible book value per share to new investors		$

          The following table sets forth, on a pro forma basis as of December 31, 2005:

•	the average price per share of capital stock paid by our existing stockholders (cash and stock) and the average price per share of common stock to be paid by investors in this offering;

•	the total number of shares of our capital stock owned by our existing stockholders and the total number of shares of our common stock to be purchased in this offering; and

•	the total consideration (cash and stock) paid by our existing stockholders for shares of our capital stock and to be paid by investors purchasing shares of common stock in this offering.

	Total Consideration			Shares of Capital Stock			Average Price Per
Share of
	Amount	Percent		Number	Percent		Capital Stock

	(In thousands)			(In thousands)
Existing stockholders	$		%			%	$
New investors	$		%			%	$

Total	$	100.0%			100.0%

          The number of shares outstanding following this offering is based on 173,462,111 shares of Class A common stock and 56,072,860 shares of Class B common stock outstanding as of March 31, 2006, and excludes:

•	27,243,003 shares of Class A common stock issuable upon exercise of outstanding options, with a weighted average exercise price of $2.29 per share;

•	2,756,997 shares of Class A common stock available for future issuance under our 2003 Stock Option Plan;

•	56,351,034 shares of Class A common stock issuable upon exercise of outstanding warrants, with a weighted average exercise price of $4.65 per share; and

•	60,000 shares of Class A common stock issuable pursuant to an agreement to acquire spectrum.
          If the underwriters’ over-allotment option is exercised in full, the number of shares of capital stock held by existing stockholders will be reduced to           % of the total number of shares of capital stock to be outstanding after this offering; and the number of shares of capital stock held by investors in this offering will be increased to                     shares or           % of the total number of shares of capital stock outstanding after this offering. We have also agreed to issue warrants pursuant to agreements with parties who have agreed to assist us in acquiring spectrum. The number of warrants issuable under these agreements will not be determined until such acquisitions, if any, close. See the section entitled “Certain Relationships and Related Transactions.”
          In addition, following this offering we may become obligated to redeem, in exchange for shares of our Class A common stock, the outstanding minority interests in our subsidiary in Belgium at the option of such minority investors. We may also be required to issue additional shares of our Class A common stock upon an adjustment of the purchase price provided for under the agreement pursuant to which we acquired our subsidiary in Spain.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
          The following table sets forth selected consolidated financial data for our company. The selected financial information set forth below under the captions “Statement of Operations Data” and “Balance Sheet Data” for the period from October 27, 2003 (inception) to December 31, 2003 and for the years ended and as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected financial data set forth below under the caption “Balance Sheet Data” as of December 31, 2003 has been derived from our audited consolidated financial statements not included in this prospectus.
          The selected historical consolidated financial data should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	October 27, 2003	Year Ended December 31,
	(inception) to
	December 31, 2003	2004	2005
Statement of Operations Data:
	(In thousands, except per share data)
Service revenues	$25	$243	$8,451
Equipment and other revenues (including related party sales)	—	15,035	25,003

Total revenues	25	15,278	33,454
Cost of service	110	162	4,233
Cost of equipment (including related party costs)	—	12,685	19,336
Selling, general, and administrative	1,074	24,201	106,211
Research and development	22	5,805	9,639
Depreciation and amortization	27	2,552	11,913
Spectrum lease expense	163	2,987	9,356

Total operating expenses	1,396	48,392	160,688

Operating loss	(1,371)	(33,114)	(127,234)
Interest income (expense) — net	—	1,160	(11,520)
Foreign currency transaction gains — net	—	172	20
Other (expense) income — net	—	(292)	3,802
Income tax provision	—	—	(1,459)
Losses from equity investees — net	—	(988)	(3,946)
Minority interest in net loss of consolidated subsidiaries	—	20	387

Net loss	$(1,371)	$(33,042)	$(139,950)

Net loss per common share —
Basic and diluted	$(0.29)	$(0.30)	$(0.66)
Weighted-average common shares outstanding —
Basic and diluted	4,664	110,372	213,224
Other Financial Data:
Capital expenditures	$64	$12,815	$132,724

	As of December 31,

	2003	2004	2005

	(In thousands)
Covered population:(1)
United States	—	480	3,788
International(2)	—	—	985
Covered households:(3)
United States	—	192	1,515
International(2)	—	—	394
Subscribers:(4)
United States	—	3.5	56.2
International(2)	—	—	6.1

(1)	Represents our estimate of the number of natural persons resident in the geographic areas in which our wireless broadband service is commercially available. Our calculation of covered population is based on our estimate of covered households multiplied by 2.5 persons per household.

(2)	Represents estimates for our consolidated subsidiaries only, and excludes data regarding our unconsolidated joint ventures.

(3)	Represents our estimate of the number of single residence homes, apartments and condominium units in the geographic areas in which our wireless broadband service is commercially available. Our estimate is based on information extrapolated from 2000 U.S. census data and other market information.

(4)	Represents the number of individuals, businesses and governmental entities receiving wireless broadband connectivity through our network.

	As of December 31,

	2003	2004	2005

	(In thousands)
Balance Sheet Data:
Cash, cash equivalents, and short-term investments	$ 2,721	$ 91,438	$125,648
Property, plant and equipment — net	892	13,126	145,584
Total assets	29,229	263,305	627,918
Long-term debt (net of discount of $50,385)	—	—	209,961
Total stockholders’ equity	27,841	241,370	318,692

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors.”
Overview
          We provide next generation wireless broadband services that enable fast, simple and reliable communications anytime and anywhere within our coverage area. Our advanced, capital efficient wireless network not only creates a new communications path into the home or office, but also facilitates access to information, interactive media content, applications and communications services away from the home or office.
          We intend to deploy our advanced wireless broadband network broadly in terms of geography and categories of subscribers. We believe we have the second largest spectrum position in the 2.495 to 2.690 GHz band in the United States, and we intend to continue acquiring spectrum in the United States and elsewhere to increase the number of markets we serve and expand the total population covered by our network. This expansion will likely require significant capital expenditures and construction costs for a number of years. Therefore, over this period, we will continue to incur operating losses and require additional financing from outside sources to meet our capital requirements, cover operating expenses and service our existing debt. We intend to obtain this financing through the issuance of additional debt or equity securities, or both. Additional financing may not be available to us at acceptable terms or at all. However, depending on the availability of financing, we intend to increase or decrease the rate at which we launch new markets and, by doing so, manage our use of cash accordingly.
          Our use of wireless IP-based Ethernet technology developed by our subsidiary, NextNet, makes network deployment capital efficient relative to traditional wireless legacy technologies. We believe the base stations and site equipment we deploy require significantly less capital expenditure to install and maintain as compared to deployment costs for competitors relying on other technologies. In addition, our footprint on the ground at cell sites is generally much smaller than that of traditional wireless carriers, resulting in generally lower tower rental costs. As a result of these factors, we believe our staged roll-out model allows us to adjust the rate at which we expand our network and control the costs associated with launching new markets.
          We estimate that our subscriber penetration rate for our U.S. markets that were in operation for more than six months as of March 31, 2006, expressed as a percentage of covered households, had generally reached at least 5%. As of March 31, 2006, we offered our services in 27 markets in the United States covering more than 200 municipalities with an estimated 4.8 million people. In addition, we offer wireless broadband services in Brussels, Belgium and Dublin, Ireland, which together cover an estimated 1.0 million people. Our unconsolidated joint ventures offer wireless broadband services in 7 regional markets in Denmark and Mexico, covering an estimated 10.0 million people. As of March 31, 2006, we provided portable wireless broadband connectivity to approximately 88,000 subscribers in the United States and approximately 11,500 subscribers in Belgium and Ireland. We intend to increase our rate of subscriber growth by expanding the categories of subscribers we serve, from individuals, households and small businesses to market segments that depend on mobile communications, including police and fire personnel, traveling professionals, field salespeople, contractors, real estate professionals and others. We further intend to offer a variety of premium services that we believe will generate additional revenues from our subscribers. In April 2006, we began offering VoIP telephony services to our subscribers, and we intend to develop and offer other value-added services and applications.

Results of Operations
          The following table sets forth certain operating data for the periods presented.

	October 27, 2003	Year ended December 31,
	(inception) to
	December 31, 2003	2004	2005

	(In thousands)
Revenues:
Service revenues	$25	$243	$8,451
Equipment and other revenues (including related party sales)	—	15,035	25,003

Total revenues	25	15,278	33,454
Operating expenses:
Cost of goods and services (exclusive of depreciation included below):
Cost of service	110	162	4,233
Cost of equipment (including related party costs)	—	12,685	19,336
Selling, general and administrative	1,074	24,201	106,211
Research and development	22	5,805	9,639
Depreciation and amortization	27	2,552	11,913
Spectrum lease expense	163	2,987	9,356

Total operating expenses	1,396	48,392	160,688

Operating loss	(1,371)	(33,114)	(127,234)
Other income (expense):
Interest income (expense) — net	—	1,160	(11,520)
Foreign currency transaction gains — net	—	172	20
Other (expense) income — net	—	(292)	3,802

Total other income (expense) — net	—	1,040	(7,698)
Loss from continuing operations before income taxes, minority interest and losses from equity investees	(1,371)	(32,074)	(134,932)
Income tax provision	—	—	(1,459)

Loss from continuing operations before minority interest and losses from equity investees	(1,371)	(32,074)	(136,391)
Losses from equity investees — net	—	(988)	(3,946)
Minority interest in net loss of consolidated subsidiaries	—	20	387

Net loss	$(1,371)	$(33,042)	$(139,950)

Segment Information
          We have two reportable product segments: Wireless Broadband Services, or Services, and Wireless Broadband Network Equipment, or Equipment. The following table shows our revenues, gross profit and total assets with respect to each of our reporting segments as of and for the period from October 27, 2003 (inception) to December 31, 2003 and for the years ended December 31, 2004 and 2005:

	October 27, 2003	Year ended December 31,
	(inception) to
	December 31, 2003	2004	2005

	(In thousands)
Revenues
Services(1)	$25	$243	$8,887
Equipment(2)	—	15,035	24,567

Total	$25	$15,278	$33,454
Net Income (Loss)
Services	$(437)	$(10,689)	$(84,535)
Equipment	—	11,833	46,617
Corporate eliminations	(934)	(34,186)	(102,032)

Total	$(1,371)	$(33,042)	$(139,950)
Total Long-lived Assets
Services	$25,163	$113,812	$346,420
Equipment	—	2,113	7,757
Corporate	90	9,097	34,735

Consolidated	$25,253	$125,022	$388,912

(1)	Includes other revenue of $436 for the year ended December 31, 2005.

(2)	Includes related party sales of $0, $6,933 and $9,728 for the period from October 27, 2003 (inception) to December 31, 2003 and for the years ended December 31, 2004 and 2005, respectively.

Geographic Information
          The following table summarizes the geographic distribution of our revenues for the periods shown:

	October 27, 2003	Year ended December 31,
	(inception) to
	December 31, 2003	2004	2005

	(In thousands)
Geographic Revenues
United States	$25	$15,228	$32,025
International	—	50	1,429

Total	$25	$15,278	$33,454

          For additional information concerning our business segments, see Note 14 to our consolidated financial statements.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
          Total revenues. Total revenues increased $18.2 million to $33.5 million in 2005 from $15.3 million in 2004.
                   Service revenues. Service revenues are primarily generated from subscription and modem lease fees for our wireless broadband service. Activation fees and fees for other services provided to subscribers such as email, VoIP and web hosting services are also included in service revenues. In August 2004 we launched our first market for wireless broadband services, with three markets in commercial operation by December 31, 2004, covering a geographic area containing approximately 480,000 people. As of December 31, 2005 we operated in a total of 25 markets covering a geographic area containing approximately 3.8 million people. Of the 22 new markets launched in 2005, 15 were launched in the second half of the year. Total subscribers in all markets grew from approximately 3,500 as of December 31, 2004 to approximately 56,200 as of December 31, 2005, generating service revenues of approximately $8.5 million in 2005 as compared to $0.2 million in 2004.
                   Equipment and other revenues. Our equipment and other revenues are generated through sales of products by our subsidiary, NextNet. NextNet is primarily involved in the production of base stations and customer premise equipment, or CPE. We earn equipment and other revenues from the sale of NextNet infrastructure, system services and software maintenance contracts to third party customers. Equipment and other revenues increased approximately $10.0 million, or 67%, to $25.0 million in 2005 from $15.0 million in 2004. This increase is due to an increase in the volume of base station, CPE and other units of approximately 13,500 to approximately 19,500. Sales of equipment to related parties increased $2.8 million to $9.7 million in 2005 from $6.9 million in 2004. The majority of this increase is attributable to sales of equipment to Inukshuk, Inc., a joint venture of Bell Canada and Rogers Communications, as a result of a recently announced agreement to jointly build and manage a Canada-wide wireless broadband network.
          Total cost of goods and services. Total cost of goods and services increased $10.8 million, or 84%, to $23.6 million in 2005 from $12.8 million in 2004.
                   Cost of service. Cost of service primarily represents tower rental and maintenance, backhaul and retail costs. As a result of the deployment of our advanced wireless broadband network and the related increase in market deployment in 2005, cost of service increased to $4.2 million in 2005 as compared to $0.2 million in 2004. Retail store costs increased to $4.0 million in 2005 from approximately $20,000 in 2004. This increase reflects the opening of 52 retail stores and kiosks as a result of our entrance into 22 new markets during 2005.
                   Cost of equipment. Cost of equipment represents the costs incurred as a part of providing base station, CPE and other NextNet equipment to our customers. Following the increase in the number of units sold in 2005, cost of equipment increased $6.6 million, or 52%, to $19.3 million in 2005 from $12.7 million in 2004. As a percentage of equipment and other revenues, cost of equipment decreased to 77% in 2005 from 85% in 2004 as a result of an improvement in our product design and production efficiencies.
          Selling, general and administrative expense. Selling, general and administrative expense increased $82.0 million to $106.2 million in 2005 from $24.2 million in 2004. The increase was primarily due to a significant increase in employee compensation and benefit costs, marketing and advertising costs, professional fees, and facilities costs to support the expansion of our business. Employee compensation, benefits and other related expenses included in selling, general, and administrative expense increased $39.2 million to $52.5 million in 2005 from $13.3 million in 2004, as we increased total headcount to support the overall growth of our business. Marketing and advertising costs increased $15.9 million to $17.7 million in 2005 from $1.8 million in 2004, as we expanded our marketing and sales efforts in 22 new and existing markets. Professional fees, which included legal, accounting and other costs related to regulatory compliance, included in selling, general, and administrative expense increased $11.2 million to $15.0 million in 2005 from $3.8 million in 2004. Facilities costs included in selling, general, and administrative expense increased $3.2 million, to $4.0 million in 2005 from $0.8 million in 2004, as we expanded our administrative office space in Kirkland, Washington and various locations in our new markets.
          Research and development expense. Research and development expense increased $3.8 million, or 66%, to $9.6 million in 2005 from $5.8 million in 2004. The majority of our research and development expense is incurred by our NextNet subsidiary to develop technology related to our wireless broadband network. The increase was primarily due the additional research and development expenditure to support the expansion of our wireless broadband network and the development of new technologies, including our designs for PC Cards and chipsets installed directly in consumer devices. Additionally, we acquired NextNet in March 2004, which resulted in a full year of research and development expenses in 2005 as compared to only ten months of expenses in 2004.
          Depreciation and amortization expense. Depreciation and amortization expense increased $9.3 million to $11.9 million in 2005 from $2.6 million in 2004, primarily due to increased network build-out and deployed CPE following our expansion into new markets and related subscriber growth. Capital expenditures for purchases of depreciable property, plant and equipment increased $119.9 million to $132.7 million in 2005 as compared to $12.8 million in 2004. The majority of these expenditures relate to purchases of network and base station equipment.
          Spectrum lease expense. Spectrum lease expense increased $6.4 million to $9.4 million in 2005 from $3.0 million in 2004. As certain of our leases include escalation clauses, we are required to record expense on a straight-line basis over the terms of the leases, including the renewal periods as appropriate. Total spectrum lease expense increased as a direct result of the increasing number of spectrum licenses leased as part of the deployment of our wireless broadband network. We entered into or assumed lease arrangements for over 198 spectrum licenses in 2005, increasing the total number held to approximately 283 as of December 31, 2005 as compared to approximately 85 as of December 31, 2004.
          Operating loss. As a result of the above, operating loss increased from $33.1 million in 2004 to $127.2 million in 2005.
          Interest (expense) income — net. We incurred $11.5 million of net interest expense in 2005 as compared to $1.2 million of interest income in 2004. The majority of this difference is due to the issuance in August 2005 of senior secured notes, due 2010, in an aggregate principal amount of $260.3 million. We recorded interest expense totaling $11.6 million related to these senior secured notes in 2005. We also recorded amortization of original issuance discount of $4.4 million related to our senior secured notes. These amounts were partially offset by interest income earned on our short-term investments of $3.1 million and capitalized interest of $2.3 million in 2005 as compared to $1.2 million of interest income in 2004. The increase in interest income is primarily due to an increase in our total short-term investments and the fact that we earned income on short-term investments acquired mid-year in 2004 for a full year in 2005.
          Other income (expense) — net. We recognized $3.8 million of other income in 2005 as compared to $0.3 million of other expense in 2004. The increase in other income (expense) — net is primarily due to an increase in our total short-term investments and the fact that we held certain short-term investments for a full year in 2005 as compared to a half year in 2004.
          Income tax provision. We incurred $1.5 million of income tax provision in 2005 as compared to $0 in 2004. Because we amortize indefinite lived spectrum licenses for federal income tax purposes, the ongoing difference between the financial statement and tax amortization treatment resulted in our recording a deferred income tax provision of $1.5 million for the year ended December 31, 2005.
          Losses from equity investees — net. Losses from equity investees — net increased $2.9 million to $3.9 million from $1.0 million in 2004. The increase in losses from equity investees was due to the inclusion of a full year of losses from MVS Net S.A. de C.V. in Mexico, as compared to six months of losses in 2004, and the addition in May 2005 of a new equity investee, Danske Telecom A/ S in Denmark.
          Net loss. As a result of the above, our net loss increased to $140.0 million in 2005 as compared to $33.0 million in 2004.

Year Ended December 31, 2004 Compared to Period from October 27, 2003 (inception) to December 31, 2003
          For the period from our inception on October 27, 2003 to December 31, 2003, we incurred approximately $1.4 million of selling, general and administrative and other expenses, primarily related to the establishment of our company and the purchase of approximately 34 spectrum leases.
Liquidity and Capital Resources
          Since inception, our activities have consisted principally of developing, deploying and operating our network, and acquiring spectrum and other assets for the delivery of next generation wireless broadband services. We have relied on the proceeds from equity and debt financing, rather than revenues, as our primary sources of capital to fund this development. Specifically, we raised $139.6 million in capital through the issuance of 34,907,062 shares of Class A common stock in 2005 and $214.6 million in capital through the issuance 90,000,000 shares of Class A common stock and 34,613,020 shares of Class B common stock in 2004. Operations during this development phase also have been funded through debt offerings in February 2006 and August 2005 of $360.4 million and $260.3 million, respectively, of senior secured notes, due 2010, and warrants to purchase 28,828,000 and 20,827,653 shares, respectively.
          Our primary liquidity needs arise from capital requirements necessary to expand our wireless broadband network, purchase spectrum, provide CPE to our new subscribers and fund operating losses. We believe the net proceeds from this offering, together with our cash and cash equivalents and short-term investments, will be sufficient to fund our anticipated operations for the twelve months following the date of this prospectus. For fiscal years 2006, 2007 and 2008, we intend to continue investing significantly in acquiring spectrum and constructing and expanding our wireless broadband network. We will require significant cash expenditures related to capital construction costs, spectrum acquisition, and operating losses. For these reasons we expect our capital expenditures for 2006 will be approximately $140 million to $160 million, not including amounts expended on spectrum acquisitions. We intend to obtain this financing through the issuance of additional debt or equity securities, or both. There can be no assurance that this additional financing will be available on terms acceptable to us or at all.
Cash Flow Analysis
          The following table presents a summary of our cash flows, beginning and ending cash balances for the period from October 27, 2003 (inception) to December 31, 2003 and for the years ended December 31, 2004 and 2005:

	October 27, 2003
	(inception) to	December 31,
	December 31,
	2003	2004	2005

	(In thousands)
Cash used in operating activities	$(11,235)	$(52,845)	$(96,655)
Cash used in investing activities(1)	(1,044)	(144,406)	(275,300)
Cash provided by financing activities	15,000	206,950	389,181

Net increase in cash and cash equivalents, including the effect of foreign exchange rate changes	2,721	9,877	16,590
Cash and cash equivalents at beginning of period	—	2,721	12,598

Cash and cash equivalents at end of period(2)	$2,721	$12,598	$29,188

(1)	Cash used in investing activities includes net purchases of short-term investments of $0, $78.8 million and $17.7 million in the period from October 27, 2003 (inception) to December 31, 2003 and the years ended December 31, 2004 and 2005, respectively.

(2)	In addition to our cash and cash equivalents at end of period, we also had short-term investments of $0, $78.8 million and $96.5 million as of December 31, 2003, 2004 and 2005, respectively.

Operating Activities
          Net cash used in operating activities increased $43.9 million to $96.7 million in 2005, compared to $52.8 million in 2004. Cash received from customers was $31.6 million in 2005 compared to $11.6 million in 2004. This increase was due to an increase in the number of our subscribers as we launched our service in 22 new markets in 2005. This increase was more than offset by increases in all operating expenses, most significantly selling, general, and administrative expenses, due to the expansion of our wireless broadband network and a significant increase in the number of markets served. These expenses include employee compensation, advertising expense, professional fees and facilities expenses.

Investing Activities
          Net cash used in investing activities increased $130.9 million to $275.3 million in 2005 from $144.4 million in 2004. With the launch of 22 new markets in 2005, we invested in our wireless broadband network and acquired additional spectrum licenses. These transactions accounted for $184.8 million of our total investing activities in 2005, as compared to $39.2 million in 2004, an increase of $145.6 million. These expenditures were partially offset by a reduction in our net investment in short-term investments. Purchases of short-term investments, net of sales or maturities, decreased $61.1 million to $17.7 million in 2005 from $78.8 million in 2004.

Financing Activities
          Net cash provided by financing activities increased $182.2 million to $389.2 million in 2005 from $207.0 million in 2004. This increase was primarily due to the issuance in 2005 of our senior secured notes, due 2010, in an aggregate principal amount of $260.3 million. This increase was partially offset by a $67.4 million reduction in the amount of proceeds received from the issuance of common stock in 2005 as compared to 2004. Proceeds from the issuance of common stock in 2005 and 2004 were $139.6 million and $207.0 million, respectively.
Debt Obligations and Restricted Cash and Investments
          In August 2005, we completed the sale of senior secured notes, due 2010, in an aggregate principal amount of $260.3 million. In connection with the sale of the senior secured notes, we also issued warrants to purchase up to 20,827,653 shares of our common stock. In addition, we granted the purchasers of the senior secured notes a one-time option to acquire up to an equivalent amount of additional notes and warrants for a period of 180 days following the issuance of the senior secured notes. This option was exercised in February 2006, at which time we completed the sale to new and existing holders of additional senior secured notes, due 2010, in an aggregate principal amount of $360.4, and warrants to purchase up to 28,828,000 shares of our common stock. As of December 31, 2005, we recorded the aggregate principal amount of the senior secured notes outstanding net of a discount of $50.4 million due to the unamortized portion of the proceeds allocated to the warrants issued in connection with the notes based on the relative fair value of the notes and the warrants. Additionally, in 2005 we purchased and pledged approximately $54.4 million of non-callable government securities as interest payment collateral for the notes. These restricted investments, totaling $55.3 million at December 31, 2005, are included in current and long-term restricted investments in our consolidated balance sheets. As of December 31, 2004 and 2005, we had restricted cash of $5.3 million and $9.0 million, respectively. The majority of this restricted cash related to our letters of credit.
Contractual Arrangements
          The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. The amounts in the table may differ from those reported on our consolidated balance sheet as of December 31, 2005. Changes in our business needs or interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Because these estimates are complex and necessarily subjective, our actual payments in future periods are likely to vary from those presented in the table. The following table summarizes certain of our contractual obligations, including principal and interest payments under our debt obligations and payments under our spectrum lease obligations, as of December 31, 2005:

		Less than	1 - 3	3 - 5	Over 5
Contractual Obligations	Total	1 Year	Years	Years	Years

	(In millions)
Long-term debt obligations(1)	$260.3	$—	$—	$—	$260.3
Interest payments(2)	132.1	28.6	57.3	46.2	—
Operating lease obligations	70.6	15.0	29.7	25.4	0.5
Spectrum lease obligations	294.5	10.7	21.7	21.7	240.4

Total	$757.5	$54.3	$108.7	$93.3	$501.2

(1)	During the three months ended March 31, 2006, we completed the sale of additional senior secured notes, due 2010, in an aggregate principal amount of $360.4 million.

(2)	As of March 31, 2006, our interest payment obligations increased by $39.6 million, $79.3 million, $64.0 million and $0 for less than 1 year, 1-3 years, 3-5 years and over 5 years, respectively, and increased total interest payments by $182.9 million. This increase was due to the additional issuance of senior secured notes, due 2010, in an aggregate principal amount of $360.4 million.
We have no off-balance-sheet arrangements.
Critical Accounting Policies
          Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.
          In consultation with our board of directors, we have identified the following accounting policies that we believe are key to an understanding of our financial statements: revenue recognition; impairments of long-lived assets; impairments of goodwill and intangible assets with indefinite useful lives; stock-based compensation; accounting for spectrum leases; valuation of common stock; and the deferred tax asset valuation allowance.
          These accounting policies require management to make complex and subjective judgments. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Different, reasonable estimates could have been used in the current period. Additionally, changes in accounting estimates are reasonably likely to occur from period to period. Both of these factors could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Revenue Recognition
          We recognize revenues in accordance with Staff Accounting Bulleting No. 104, Revenue Recognition, when all of the following conditions exist: (i) persuasive evidence of an arrangement exists in the form of an accepted purchase order; (ii) delivery has occurred, based on shipping terms, or services have been rendered; (iii) the price to the buyer is fixed or determinable, as documented on the accepted purchase order; and (iv) collectibility is reasonably assured.
          Service revenues — We primarily earn service revenues by providing access to our wireless broadband network. Also included in service revenues are revenues from optional services, including personal and business email and static Internet Protocol. Activation fees are charged to customers upon subscription.
          We apply Emerging Issues Task Force, or EITF, Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, to account for revenue arrangements with multiple deliverables. These arrangements are allocated among the separate units of accounting based on their relative fair values.
          Service revenues from customers for the wireless broadband and optional services are billed in advance and recognized ratably over the service period. Activation fees charged to the customer are deferred and recognized as service revenues on a straight-line basis over the customer contract period, which we believe equates to the expected life of the customer relationship. As we develop a history of contract renewals, our estimate of the expected life of our customer relationship may change. Any change will be reflected prospectively beginning in the period that the change in estimate occurs.
          Equipment and other revenues — We primarily earn equipment revenues from sales of base stations, CPEs, related infrastructure, system services and software maintenance contracts. Revenues associated with the shipment of CPE and other equipment to our customers is recognized when title and risk of loss have transferred to the customer. Generally, the risks of ownership and title pass when product is delivered to our customer. If and when products are returned, we normally exchange them. We have not established a sales return allowance as returns have been insignificant to date and no significant returns are anticipated.
          Sales incentives are generally classified as a reduction of revenues and are recognized at the later of when revenue is recognized or when the incentive is offered. Shipping and handling costs billed to customers are recorded to equipment and other revenues. Freight costs associated with shipping goods to customers are recorded to cost of equipment.

Impairments of Long-lived Assets
          We review our long-lived assets to be held and used, including property, plant and equipment and intangible assets with definite useful lives, for recoverability whenever an event or change in circumstances indicates that the carrying amount of such long-lived asset or group of long-lived assets may not be recoverable. Such circumstances include, but are not limited to:

•	a significant decrease in the market price of the asset;

•	a significant change in the extent or manner in which the asset is being used;

•	a significant change in the business climate that could affect the value of the asset;

•	a current period loss combined with projection of continuing loss associated with use of the asset;

•	our business and technology strategy;

•	management’s views of growth rates for our business; and

•	anticipated future economic and regulatory conditions and expected technological availability.
          We frequently evaluate whether such events and circumstances have occurred. When such events or circumstances exist, we would determine the recoverability of the asset’s carrying value by estimating the undiscounted future net cash flows (cash inflows less associated cash outflows) that are directly associated with and that are expected to arise as a direct result of the use of the asset. For purposes of recognition and measurement, we group our long-lived assets at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other assets and liabilities.

          If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value.

Impairments of Goodwill and Intangible Assets with Indefinite Useful Lives
          We assess the impairment of goodwill and intangible assets with indefinite useful lives at least annually, or whenever an event or change in circumstances indicates that the carrying value of such asset or group of assets may not be recoverable. Factors we consider important, any of which could trigger an impairment review, include:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.
          When we determine that the carrying value of goodwill and intangible assets with indefinite useful lives may not be recoverable based upon the existence of one or more of the above indicators of impairment, and if the carrying value of the asset is less than the expected undiscounted future net cash flows that are directly associated with and that are expected to arise as a direct result of the use of the asset, we measure an impairment, if any, based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.
          We performed our annual impairment tests of goodwill as of October 1, 2005 and 2004 and concluded that there was no impairment of our goodwill.
          Our intangible assets with indefinite useful lives consist mainly of our spectrum licenses originally issued by the FCC, trade names and trademarks. We performed our annual impairment test of indefinite lived intangible assets as of October 1, 2005, and concluded that there was no impairment of these intangible assets.

Stock-Based Compensation
          SFAS No. 123, Accounting for Stock-Based Compensation, establishes the use of the fair value based method of accounting for arrangements under which compensation cost is determined using the fair value stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the intrinsic value accounting method specified in Accounting Principles Bulletin Opinion No. 25, Accounting for Stock Issued to Employees, to account for stock-based compensation issued to employees. Through December 31, 2005, we have elected to use the intrinsic value based method for stock-based compensation arrangements with employees and have disclosed the pro forma effect of using the fair value based method to account for our stock-based compensation pursuant to SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure.
          We recognize stock-based compensation expense for options granted to non-employees who are not members of our board of directors in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which requires the use of the Black-Scholes option pricing model to measure such stock options at their current fair market value as the underlying options vest.
          We record our non-employee options issued to employees of entities under common control in accordance with EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44. This EITF requires us to record the fair value of our options granted to employees of entities under common control as dividends, which are reflected in the consolidated statements of stockholders’ equity as a charge against additional paid-in capital totaling $34,000, $1.3 million and $2.1 million for the years ended December 31, 2005 and 2004, and the period from October 27, 2003 (inception) through December 31, 2003, respectively.
          Deferred stock-based compensation is being amortized on a graded vesting basis over the vesting period of the underlying awards. We recorded stock-based compensation expense for the period from October 27, 2003 (inception) through December 31, 2003 and the years ended December 31, 2004 and 2005, as follows:

	October 27, 2003
	(inception) to
	December 31,	Year ended December 31,

	2003	2004	2005

	(In thousands)
Cost of services	$—	$2	$51
Cost of equipment	—	78	153
Selling, general and administrative	125	1,800	2,300

Total	$125	$1,880	$2,504

Significant Factors, Assumptions, and Methodologies Used in Determining the Fair Value of our Capital Stock.
          Members of our management possessing the requisite valuation experience estimated the fair value of our capital stock. We did not obtain contemporaneous valuations prepared by an unrelated valuation specialist at the time of each stock option issuance because we believed that our management possessed the requisite valuation expertise to prepare a reasonable estimate of the fair value of the interests at the time of each issuance since inception.
          The determination of the fair value of our common stock requires us to make judgments that are complex and inherently subjective. We used the market approach to estimate the value of our enterprise at each date options were granted and at each reporting date. Under the market approach, we used a transaction-based method to estimate the value of our enterprise based on transactions involving our capital stock with unrelated investors and other third parties.
          Sales of our common stock for cash during the year ended December 31, 2005 were as follows:

	Number of Shares		Price Per Share	Gross Proceeds

March 2005	29,873,512		$4.00	$119,494,048
June 2005	5,000,000	(1)	$4.00	20,000,000

Total	34,873,512			$139,494,048

(1)	Of this amount, 3,820,781 shares were sold to a related party.
          Additionally, we have used the best information available to corroborate our determination, including events affecting the fair value of our common stock during the year, such as:

•	the implementation of our business strategy, including the achievement of significant qualitative and quantitative milestones relating to, among others, the number of markets launched, subscriber growth, revenue growth, spectrum licenses acquired or leased, employee growth and the execution of strategic transactions;

•	the exercise price of warrants for the purchase of Class A common stock issued to both related and third parties;

•	the terms of cash sale transactions for the purchase of our Class A common stock by related parties; and

•	the terms of non-cash transactions in which related parties received Class A common stock as consideration.
          We have further corroborated our estimate of fair value by calculating our enterprise value using the income approach at various points throughout the year. The income approach applies an appropriate discount rate to an estimate of our future cash flows based on our forecasts of revenues, costs and capital expenditures. Given that we are an early stage company, forecasting these cash inflows and outflows requires that we make judgements that are substantially more complex and inherently subjective than those that would be required in a mature business. As such, we determined that the market approach was a more accurate method of estimating fair value and have relied on the income approach for corroboration only.
          In anticipation of this offering, we considered whether the stock options granted during 2005 had compensatory elements at the grant date that should be reflected in our financial statements. In conducting our retrospective analysis, we considered the valuation methodologies that investment banking firms have discussed with us in preparation for this offering in the context of the guidance provided in the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately Held Company Equity Securities Issued as Compensation. We further considered the likelihood of proceeding with this offering and the changes in our business and capital structure during the course of 2005 and during the period thereafter leading up to our filing of a registration statement with the SEC. Based on such considerations, we determined that the contemporaneous valuation estimates completed by our management at the time of each equity offering accurately reflected the fair value of our common stock at each grant date.
          We expect there to be a difference between the estimated fair value of our common stock used to account for options issued during the fiscal year ended December 31, 2005 under the Clearwire Corporation 2003 Stock Option Plan and the fair value of our common stock based on an assumed initial public offering price of $          per share of our Class A common stock. The reasons for this difference in our estimate of fair value of our Class A common stock during the fiscal year ended December 31, 2005 and the fair value based on an assumed initial public offering price of $          per share are attributed to the following events, all of which occurred subsequent to December 31, 2005.

•	For the quarter ended March 31, 2006, we experienced significant improvements in operating performance including gross and operating margins. We believe these results validated our individual market model and demonstrated the economic potential available.

•	During the quarter ended March 31, 2006, we significantly increased the size of our network, as measured by covered population. In addition, we also significantly increased the number of subscribers to our service both in the United States and internationally, from a total of approximately 62,300 at December 31, 2005 to approximately 99,500 at March 31, 2006.

•	In February 2006 we completed the sale of senior secured notes, due 2010, in an aggregate principal amount of $360.4 million.

•	In the quarter ended March 31, 2006, we increased the number of people covered by our network by approximately 1 million, or 26%, primarily through our launch of services in Greensboro, North Carolina and Reno, Nevada.

•	In March 2006, we purchased 100% of accessNet International S.A. and IDILIS S.A., which hold licenses for 56 MHz of spectrum in the 3.5 GHz band covering all of Romania. Romania has a population of over 22 million people.

•	We launched our wholesale distribution agreement with AOL. In May 2006, AOL began bundling and marketing our wireless broadband services with their service in four select markets.
          In addition, we believe the value of our common stock will increase as a result of listing on a securities exchange and eliminating the inherent illiquid nature of private company equity securities.

Adoption of Statement of Financial Accounting Standards No. 123 (revised 2004)
          As a result of the recent adoption by the Financial Accounting Standards Board of Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), we will be required, beginning January 1, 2006, to apply the fair value method as prescribed in SFAS No. 123(R). With respect to valuing the stock-based compensation awards outstanding at the time of adoption of SFAS No. 123(R), we have adopted SFAS No. 123(R) using the prospective transition method and have estimated the fair value of options granted on or after January 1, 2006 using the Black-Scholes option pricing model. We will apply the provisions of SFAS No. 123(R) to employee stock options granted, modified, repurchased, cancelled or settled on or after January 1, 2006. Our estimate of compensation expense requires that we make complex and subjective assumptions, including our stock price volatility, employee exercise patterns (expected life of the options), future forfeitures and related tax effects. As a result of these changes, the expense associated with future awards may be materially different than the expenses recorded in historical periods.
          We expect that the adoption of SFAS No. 123(R), based on option grants made in the first quarter of 2006, will result in us recording approximately $6 million in additional stock-based compensation expense in the year ending December 31, 2006. See the section entitled “Recent Accounting Pronouncements” below.

Accounting for Spectrum Licenses and Leases
          We have two types of arrangements for spectrum licenses in the United States: direct licenses from the FCC which we own and leases or subleases from third parties that own or lease one or more FCC licenses.
          The owned FCC licenses, as well as our licenses for spectrum in international markets, are accounted for as intangible assets with indefinite lives in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. In accordance with SFAS No. 142, intangible assets with indefinite useful lives are not amortized but must be assessed for impairment annually or more frequently if an event indicates that the asset might be impaired. We performed our annual impairment test of indefinite lived intangible assets as of October 1, 2004 and 2005 and concluded that there was no impairment of these intangible assets. For leases involving significant up-front payments, we account for such payments as prepaid spectrum license fees.
          We account for the spectrum lease arrangements as executory contracts which are similar to operating leases. For leases containing scheduled rent escalation clauses we record minimum rental payments on a straight-line basis over the terms of the leases, including the renewal periods as appropriate.

Deferred Tax Asset Valuation Allowance
          A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefit, or that future deductibility is uncertain. In accordance with SFAS No. 109, we record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including our limited operating history, scheduled reversals of deferred tax liabilities, projected future taxable income/loss, tax planning strategies and recent financial performance. The deferred tax valuation allowance was approximately $67.1 million and $18.7 million as of December 31, 2005 and 2004, respectively.
Recent Accounting Pronouncements
          SFAS No. 123R — In December 2004, the FASB issued SFAS No. 123R (revised 2004), Share-Based Payment. The statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The statement focuses primarily on accounting for transactions in which companies obtain employee services in share-based payment transactions. This statement requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

We will apply this new standard to our financial statements beginning January 1, 2006. We plan to adopt this standard using the prospective method which requires us to apply SFAS No. 123R recognition provisions to all employee awards granted, modified, repurchased, canceled or settled beginning January 1, 2006.
          SFAS No. 151 — In November 2004, the FASB issued SFAS No. 151, Inventory Costs — an amendment of ARB 43, Chapter 4. This statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect this statement to have a material effect on our financial statements or our results of operations.
          SFAS No. 153 — In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets — An Amendment of APB Opinion No. 29. SFAS No. 153 amends APB Opinion No. 29, Accounting for Non-Monetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We have not yet determined the amount of impact, if any, on the consolidated financial statements or results of operations following adoption.
          SFAS No. 154 — In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The correction of an error in previously issued financial statements is not an accounting change and must be reported as a prior-period adjustment by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect this statement to have a material effect on our financial statements or our results of operations.

Quantitative and Qualitative Disclosures about Market Risk
          The risk inherent in our market risk sensitive instruments and positions is the potential loss from adverse changes in interest rates and foreign currency exchange rates. None of our market risk sensitive instruments are held for trading purposes.

Interest Rate Risk
          Our primary interest rate risk is associated with our long-term debt. We have an outstanding balance of long-term debt of $260.3 million as of December 31, 2005. The interest rate on this long- term debt is 11%. A 1% increase in the interest rate on our long-term debt outstanding as of December 31, 2005, would increase our annual interest expense by approximately $2.6 million per year.
          As of December 31, 2005, we had significant short- and long-term investments. As a result of certain of these investments, primarily the restricted investments in U.S. government securities totaling $55.3 million at December 31, 2005, we are subject to interest rate risk that may impact the return on those investments. This risk is mitigated by our purchase of highly liquid and low risk securities in accordance with our investment policy.

Foreign Currency Exchange Rates
          We are exposed to foreign currency exchange rate risk as it relates to our international operations. We currently do not hedge our currency exchange rate risk and, as such, we are exposed to fluctuations in the value of the U.S. dollar against other currencies. Our international subsidiaries and joint ventures generally use the currency of the jurisdiction in which they reside, or local currency, as their functional currency. Assets and liabilities are translated at exchange rates in effect as of the balance sheet date. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive (loss) income. Income and expense accounts are translated at the average monthly exchange rates during the reporting period. The effects of changes in exchange rates between the designated functional currency and the currency in which a transaction is denominated are recorded as foreign currency transaction gains (losses) as a component of net loss.

BUSINESS
Overview
          We provide next generation wireless broadband services that enable fast, simple and reliable communications anytime and anywhere within our coverage area. Our advanced, capital efficient wireless network not only creates a new communications path into the home or office, but also facilitates access to information, interactive media content, applications and communications services away from the home or office.
          Our network combines some of the best features of cellular, cable modem, DSL and WiFi networks, without some of the inherent limitations associated with these legacy systems. While cellular, cable and telephony networks were originally built to facilitate voice or video services, ours is the first widely deployed network that was designed and built from inception to deliver a full range of broadband content and applications. We have designed our services to be:

•	Portable. We offer the ability to access our network from anywhere within our coverage area without being restricted to a specific location.

•	Simple. Our services are easy to install. After connecting our modem to a computer and a power source, our wireless broadband service is immediately available and requires no software installation.

•	Fast. We offer speeds that typically exceed legacy cellular networks and are competitive with fixed broadband offerings.

•	A Good Value. We generally price our services competitively because our costs to build and operate our network are significantly lower than the networks operated by many of our competitors.
          With the advent of entertainment and content delivery over the Internet, VoIP and applications such as online social networking, the Internet is changing social behavior. People are demanding fast broadband connectivity on an increasingly mobile basis. We believe that our services meet this demand, which accounts for our rapid subscriber growth rates. We estimate that our subscriber penetration rate for our U.S. markets that were in operation for more than six months as of March 31, 2006, expressed as a percentage of covered households, had generally reached at least 5%.
          We were founded by telecommunications pioneer Craig O. McCaw in October 2003, and we launched our first market in August 2004. As of March 31, 2006, we offered our services in 27 markets in the United States covering more than 200 municipalities with an estimated 4.8 million people. In addition, we offer wireless broadband services in Brussels, Belgium and Dublin, Ireland, which together cover an estimated 1.0 million people. Our unconsolidated joint ventures offer wireless broadband services in 7 regional markets in Denmark and Mexico, covering an estimated 10.0 million people. As of March 31, 2006, we provided portable wireless broadband connectivity to approximately 88,000 subscribers in the United States and approximately 11,500 subscribers in Belgium and Ireland.
          We deploy our network using licensed radio frequencies, or spectrum. Using licensed spectrum enables us to minimize interference that frequently occurs on other wireless networks. In the United States we use spectrum in the 2.495 to 2.690 GHz band, and we believe that we have the second largest spectrum position in this band in the United States. If all our pending acquisition and lease agreements close, we have spectrum that covers an estimated 157 million people, of which an estimated 90 million people were located in areas where we have enough spectrum depth to launch our services. In our international markets we typically use spectrum in the 3.5 GHz band. As of March 31, 2006, we controlled enough spectrum in Belgium, Ireland, Romania and Spain to enable the deployment of our wireless broadband services to markets covering an estimated 74 million people. In addition, as of March 31, 2006, our unconsolidated joint ventures controlled enough spectrum in Mexico and Denmark to enable the deployment of our wireless broadband services to markets covering an estimated 51 million people.

          Our advanced next generation wireless broadband network relies on non-line-of-sight, or NLOS, technologies, which we believe provide a level of performance comparable to that expected from the evolving WiMAX standards. NextNet, our wholly-owned subsidiary, designs, develops and sells modems, base stations and other equipment that enable deployment of NLOS, wireless broadband connectivity. Through its deployment in our network and networks owned and operated by providers in other countries, we believe NextNet is the most widely deployed provider of NLOS, plug-and-play broadband access systems, with equipment in use in at least thirty different countries across Africa, Asia, Europe and the Americas. In March 2006, BCE Inc. and Rogers Communications, two of the largest wireline, cable and wireless operators in Canada, launched a nationwide next generation wireless broadband network using NextNet technology.
          As compared to cellular, cable and DSL networks that generally rely on infrastructure originally designed for non-broadband purposes, our network was designed specifically to support portable, and eventually mobile, wireless broadband services. We have designed an IP-based Ethernet architecture for our network that we believe confers significant economic and technical advantages since it simplifies deployment, operation, maintenance and use of our network in addition to supporting a broad range of potential premium services.
          We believe our success to date is in part a result of the substantial operating experience of our senior management team, led by our Chairman and Co-Chief Executive Officer, Mr. McCaw. The members of this team have significant experience in the communications industry with companies such as McCaw Cellular, AT&T Wireless, Nextel Communications and Nextel Partners.
Industry
          We believe the U.S. broadband market offers significant long-term growth potential. According to IDC, in 2005, an estimated 38.1 million households, or 33% of all U.S. households, subscribed to a broadband service. However, an estimated 36.5 million households, or 32% of all U.S. households, accessed the Internet via a dial-up or other narrowband connection, while an estimated 40.7 million households, or 35% of all U.S. households, had no Internet connectivity at all. Of the 38.1 million households with broadband connectivity in 2005, approximately 55% used a cable modem, 42% used DSL and 3% used other services such as wireless broadband or fiber networks.
          According to IDC, the U.S. broadband market is expected to grow at a 18.4% compound annual growth rate between 2004 and 2009. Broadband penetration is expected to exceed 52% of U.S. households by 2009 as dial-up subscribers migrate to broadband connectivity and people with no Internet access become broadband subscribers. The worldwide broadband market is expected to experience similar growth trends, with IDC forecasting a 16.6% compound annual growth rate from 126.7 million households with broadband Internet connectivity at the end of 2004 to 273.4 million by the end of 2009.
          In addition to growing broadband demand, the rapid growth of mobile email products, as well as sales of laptop and ultra-portable computers, leads us to believe that subscribers will increasingly favor Internet access that provides for portability or mobility. According to IDC, U.S. laptop sales are expected to increase by 21% annually, from 20.5 million in 2005 to 43.4 million in 2009, and U.S. smart handheld device shipments are expected to increase by approximately 38% annually, from 7.3 million in 2005 to 26.4 million in 2009. As purchases of laptops and other portable data devices continue to accelerate, we believe consumers increasingly will look for more efficient and effective ways to access the Internet on these devices. According to IDC, spending on wireless data services is expected to increase from $8.8 billion in 2005 to $27.7 billion in 2009, representing a 33% compound annual growth rate.
          As wireless broadband becomes widely available, we believe demand for a broad range of mobile applications will dramatically increase, including demand for email, web browsing, VoIP telephony, streaming audio and video, video conferencing, gaming, e-commerce, music and video downloading and file transfers. For instance, in its VoIP Forecast Model dated August 2005, JupiterResearch estimates that, in 2005, approximately 3 million U.S. households used a VoIP-based broadband telephony service, while 110.5 million used a traditional switched access telephony service, according to the Federal Communica-

tions Commission, or FCC, Statistics of Communications Common Carriers Report. The U.S. VoIP-based broadband telephony market is expected to grow to 16.0 million households by 2009, according to JupiterResearch estimates, representing a 52% compound annual growth rate. The worldwide VoIP telephony market is expected to experience a similar growth trend, with iSuppli forecasting in its fourth quarter 2005 Broadband and Digital Home Topical Report growth in VoIP subscribers from 14.9 million subscribers in 2005 to 148.8 million subscribers in 2009, representing a 78% compound annual growth rate.
          All references to data or information provided by IDC were published in the following reports: October 2005 U.S. Broadband Services 2005-2009 Forecast and Internet Commerce Market Model; March 2005 Worldwide Broadband Services 2005-2009 Forecast; October 2005 Worldwide Portable PC 2005-2009 Forecast by Screen Size; November 2005 Worldwide Smart Handheld Device 2005-2009 Forecast and Analysis and IDC’s 2005 Telecom Black Book, version 2.
Competitive Strengths
          We believe the following competitive strengths enable us to meet the demand for simple, reliable and portable wireless broadband connectivity:

•	Differentiated Services. We believe our service is unique because of our combination of portability, simplicity and speed at competitive prices. We believe this combination of factors differentiates our subscribers’ experience when compared to broadband services provided by DSL, cable modem or wireless 3G networks.

•	Strong Spectrum Position. We use licensed spectrum, which avoids radio frequency interference that hinders competitors using non-licensed spectrum, such as WiFi network operators. Access to spectrum is a fundamental barrier to entry for the delivery of high quality wireless communications. We believe that we have the second largest spectrum position in our band within the United States.

•	Advanced, Scalable Technology. Because we design our own equipment, we can refine our product development roadmap to meet our and our subscribers’ needs. We believe our NLOS, IP-based Ethernet architecture confers competitive advantages since it simplifies both network deployment and customer use while supporting a broad range of potential premium services.

•	Efficient Economic Model. Our individual market economic model is characterized by low fixed capital and operating expenditures relative to other wireless and wireline broadband service providers. We have experienced improvements in our gross margin for individual markets as we have leveraged our fixed costs over an increasing number of subscribers. We believe our individual market model is highly scalable and replicable across our markets. As our capabilities evolve, we expect to generate incremental revenue streams from our subscriber base by developing and offering premium products and services.

•	World-Class Management Team. Regarded as a pioneer and leader in the wireless communications industry, Mr. McCaw, our founder, Chairman and Co-Chief Executive Officer, has been an active entrepreneur, operator and investor in the industry for more than 35 years. He previously served as Chairman and Chief Executive Officer of McCaw Cellular Communications, Inc., which he built into the nation’s leading provider of cellular services in more than 100 U.S. cities and sold to AT&T Corporation in 1994 for $11.4 billion. In addition to Mr. McCaw, our senior management team consists of a core group of five senior executives: Benjamin G. Wolff, Perry S. Satterlee, John A. Butler, R. Gerard Salemme and Nicolas Kauser. The members of this team have an average of almost 25 years of experience in the communications and Internet industries with companies such as McCaw Cellular, AT&T Wireless, Nextel Communications, Nextel Partners and others.

Business Strategy
          We intend to continue to grow our business by pursuing the following strategies:

•	Deploy our service broadly and rapidly increase our subscriber base. We intend to deploy our advanced wireless broadband network broadly both in terms of geography and categories of subscribers. We intend to increase the number of markets we serve, taking advantage of our staged roll-out model to deploy our services both domestically and internationally. We also plan to serve a range of different categories of subscribers, from individuals, households and small businesses to market segments that depend on mobile communications, including police and fire personnel, traveling professionals, field salespeople, contractors, real estate professionals and others. We may also provide wholesale services or enter into additional distribution arrangements with third parties, such as our recently announced agreements with AOL and Best Buy.

•	Enhance portability. We intend to develop our technology to reduce modem size, eliminate the need for external power sources and decrease costs. We plan to provide connectivity through a PC Card, expected to become commercially available in 2007, and eventually through chipsets installed directly in computers and other devices. This should significantly enhance the portability and mobility of our services and enable access to our network from a greater variety of laptop, handset and PDA alternatives.

•	Build our spectrum position. We intend to continue to acquire spectrum in our existing bands domestically and internationally, and we have a dedicated team of professionals actively pursuing new spectrum opportunities. We may also explore the acquisition of licensed spectrum in other frequency bands if we conclude that it is both technologically and economically feasible to use such bands to launch broadband services.

•	Offer premium differentiated services. We intend to generate incremental revenues, leverage our cost structure and improve subscriber retention by offering a variety of premium services. In April 2006, we began offering VoIP telephony services, and we intend to offer other value-added services and applications, including enhanced mobility-based services, subscription-based technical support and other premium services.
Products and Services
          We operate in two reportable revenue generating segments: wireless broadband services, or services, and wireless broadband network equipment, or equipment. Our services segment includes both our United States and international operations that provide wireless broadband services to individuals, small businesses, public safety organizations and others. Our equipment segment provides base station, CPE and other equipment designed and developed by our NextNet subsidiary. The following table sets forth summarized financial information concerning our reportable segments for the period from October 27, 2003 (inception) to December 31, 2003 and for the years ended December 31, 2004 and 2005. See Note 14 of the notes to our consolidated financial statements included elsewhere in this prospectus for additional financial information about our business segments.

	October 27, 2003	Year Ended December 31,
	(inception) to
	December 31, 2003	2004	2005

	(In thousands)
Revenues:
Services(1)	$25	$243	$8,887
Equipment(2)	—	15,035	24,567
Intercompany	—	17,700	52,518
Corporate/eliminations	—	(17,700)	(52,518)

Consolidated	$25	$15,278	$33,454

Gross Profit (Loss):(3)
Services	$(53)	$119	$4,840
Equipment	—	22,919	66,677
Corporate/eliminations	(32)	(20,607)	(61,632)

Consolidated	$(85)	$2,431	$9,885

Net Income (Loss):
Services	$(437)	$(10,689)	$(84,535)
Equipment	—	11,833	46,617
Corporate/eliminations	(934)	(34,186)	(102,032)

Consolidated	$(1,371)	$(33,042)	$(139,950)

(1)	Includes other revenues of $436 for the year ended December 31, 2005.

(2)	Includes related party sales of $0, $6,933 and $9,728 for the period from October 27, 2003 (inception) to December 31, 2003 and for the years ended December 31, 2004 and 2005, respectively.

(3)	Gross profit represents total segment revenues less cost of services and equipment.

Services Segment
          We have organized our services segment into three primary business groups: domestic wireless broadband; international wireless broadband; and VoIP telephony. The services segment accounted for approximately 27% and 2% of total revenues for the years ended December 31, 2005 and 2004, respectively. For the period from October 27, 2003 (inception) through December 31, 2003, the services segment accounted for all of our consolidated revenues. Our U.S. sales accounted for approximately 84% and 79% of revenues in this segment for the years ended December 31, 2005 and 2004, respectively, while our international sales accounted for approximately 16% and 21% of revenues in this segment over the same periods, respectively.

Domestic Wireless Broadband
          We offer individuals, small businesses, public safety organizations and other subscribers wireless broadband connectivity featuring a compelling combination of portability, simplicity of use and speed at competitive prices. In our U.S. markets, we offer subscribers a choice of service plans designed to accommodate users that require greater access speeds or more email addresses and web hosting accounts. Our broadband service plans in the United States include:

	Download Speed to	Upload Speed from	Base Rate
Service	End-User	End-User	($/month)*	Additional Features

ClearValue	Up to 768 Kbps	Up to 256 Kbps	$24.99 - $29.99	3 email addresses
ClearPremium	Up to 1.5 Mbps	Up to 256 Kbps	$34.99 - $37.99	5 email addresses, 10 MB web hosting account
ClearBusiness	Up to 1.5 Mbps	Up to 256 Kbps	$49.99	8 email addresses, 25 MB web account, 1 static IP address

*	Excludes monthly modem lease fee of $4.99.
          We believe that our subscribers are attracted to our service primarily because we provide simple, portable, reliable, high-speed broadband connectivity at competitive prices. We serve a large variety of subscribers, but we have found that the majority of our subscriber base can be divided into several broad categories:

•	subscribers that require a portable broadband connection, such as on-the-go professionals, field salespeople, contractors, police and fire personnel and others;

•	subscribers that desire a simple way to use high-speed broadband connectivity at a reasonable price;

•	subscribers that are dissatisfied with other broadband offerings, often because of perceived or actual poor quality of service, slow speeds, price, the requirement to participate in undesired bundled offers, difficulty of installation or unsatisfactory customer service; and

•	subscribers that can not access other types of broadband connectivity such as DSL or cable.
          Based on a subscriber survey we conducted in November 2005, approximately 44% of our subscribers in the United States have switched from a DSL or cable modem service while 56% of our subscribers represent new broadband users, including dial-up Internet subscribers migrating to broadband and first-time Internet subscribers. As of March 31, 2006, approximately 60% of our subscribers have selected our ClearPremium offering.
          All new subscribers are required to sign a service contract with a one or two year term. As of March 31, 2006, approximately 67% of our subscribers had entered into a two year contract. Subscribers who remain on the network after expiration of their contract automatically become subject to a new one-year renewal term. We typically charge a monthly modem lease fee of $4.99 and an activation fee of $25 to $50, depending on the market and contract length. Activation fees are typically waived for subscribers that sign a two-year contract.
          Our subscribers generally make their payments through an automatic charge to a credit or debit card. We believe automatic billing reduces our transaction costs, permits us to bill in advance, which limits our bad debt and accounts receivable expenses, and improves subscriber retention and renewal rates. We generally do not accept other forms of payment such as cash or checks, but may do so more regularly in the future.

International Wireless Broadband
          We currently offer wireless broadband connectivity through our subsidiaries in Belgium and Ireland and our unconsolidated international joint ventures offer wireless broadband connectivity in Denmark and Mexico. We and our unconsolidated joint venture partners currently offer a choice of service plans designed to accommodate users that require greater access speeds or additional email addresses and web hosting accounts. The specific service plans and pricing offered in a particular market depend on a variety of factors, including, among others, service offerings by competitors in that market. The service plans offered in Brussels and Dublin are summarized below:

				Base
		Download Speed to	Upload Speed from	Rate
Market	Service Plan	End-User	End-User	(€/month)

Brussels, Belgium	Freedom Light	Up to 1.0 Mbps	Up to 128 Kbps	28.9	9
	Freedom Premium	Up to 3.0 Mbps	Up to 256 Kbps	38.9	9
Dublin, Ireland	Clear Freedom	Up to 1.0 Mbps	Up to 256 Kbps	39.9	5
	Clear Performer	Up to 2.0 Mbps	Up to 256 Kbps	49.9	5
	Business Enhanced	Up to 2.5 Mbps	Up to 256 Kbps	79.9	5
          We continue to evaluate the service plans offered in our markets. Future changes to service plans may include the prices at which our services are offered, increases in the maximum available download and upload speeds and the introduction of bundled service offerings that include our VoIP telephony or other services.

Voice over Internet Protocol Telephony
          To enhance the demand for our services and to generate incremental revenues from our subscribers, in April 2006 we began offering VoIP telephony services across our network in select markets, which we call Clearwire Internet Phone Service. We first began offering VoIP telephony service in our Stockton and Modesto, California markets. We are initially offering a single VoIP telephony service plan that provides subscribers with unlimited local and long distance calling, including calls within the United States, Canada and Puerto Rico, for a fixed monthly fee of $29.99. Our VoIP telephony service permits calls outside these countries on a charge-per-call basis. Our initial VoIP telephony services package includes enhanced calling features such as call waiting, 3-way calling and caller ID. In addition, our subscribers can set a range of telephony options online, such as call forwarding and call blocking. We also provide our subscribers optional email notification of voicemail messages and our subscribers may choose to receive a voicemail message attached as a file to an email message.
          We developed our VoIP telephony network in partnership with Bell Canada. Our VoIP telephony service is facilities-based, which means that the service is provided across our network and switches through equipment we control. This allows us to prioritize our voice traffic over other data traffic and thereby provide higher average call quality than is available on non-facilities based VoIP systems.

Equipment Segment
          Our equipment segment consists of operations of our wholly-owned subsidiary, NextNet. The equipment segment accounted for approximately 73% and 98% of total revenues for the years ended December 31, 2005 and 2004, respectively. We acquired NextNet in March 2004, as a result, we did not have an equipment segment for the period from October 27, 2003 through December 31, 2003.
          We offer Internet service providers the NextNet Expedience system, which features fully-integrated NLOS, plug-and-play indoor and outdoor subscriber modems, fully-integrated base station transceivers and a comprehensive network management system. Our service segment, through the purchase of network equipment and CPE, is our equipment segment’s largest customer, representing more than 68% of the equipment segment’s unconsolidated revenues in 2005. We also sell wireless broadband access systems and related technology to other third party domestic and international Internet service providers.

Markets Served and Deployment

Services Segment

U.S. Markets
          We determine which markets to enter by assessing a number of criteria in three broad categories. First, we evaluate our ability to deploy our service in a given market, taking into consideration our spectrum position, the availability of towers and zoning constraints. Next, we assess the market by evaluating the number of competitors, existing price points, demographic characteristics and distribution channels. Then, we perform an analysis to evaluate the economic potential of the market, focusing on our forecasts of revenue growth opportunities, capital requirements and projected cash flow. Finally, we look at market clustering opportunities and other cost efficiencies that might be realized.
          Based on this approach, as of March 31, 2006, we offered wireless broadband connectivity to markets covering an estimated 4.8 million people in the following U.S. markets:

Launch Quarter

	Q3-Q4 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006

	Jacksonville, FL (Phase I and II)	Daytona Beach, FL	Medford, OR	Merced, CA	Boise, ID	Greensboro, NC
	Abilene, TX		Stockton, CA	Duluth, MN	Lewiston/Clarkston, ID	Reno, NV
	St. Cloud, MN		Modesto, CA	Eau Claire, WI	Anchorage, AK
			Midland/Odessa, TX	Roseburg, OR	Jacksonville, FL (Phase III)
			Eugene, OR	Tri-Cities Region, WA	Waco, TX
			Visalia, CA	Temple/Killeen, TX	Redding, CA
				Bellingham, WA	Bend, OR
Maui, HI
Wichita Falls, TX

Cumulative Covered Population*	480,000	602,000	1,679,000	2,576,000	3,788,000	4,766,000

*	Estimated based on 2.5 persons per covered household.
          As of March 31, 2006, we had approximately 88,000 subscribers in the United States. We expect to continue to deploy our network in 2006 in a variety of markets, including planned launches in Seattle, Washington and Honolulu, Hawaii.

International Markets and Deployment
          Outside the United States, we use a similar approach in determining which markets to deploy, working in conjunction with our partners. We, directly or through our unconsolidated joint ventures, have commercially launched services in the following countries:

	Approximate			Estimated
	Percentage			Covered
Country	Owned(1)		Launch Date	Population

Subsidiaries
Belgium	41.9	%(2)	May 2005	713,000
Ireland	97.6%		October 2005	329,000

Total				1,042,000
Unconsolidated Joint Ventures
Denmark	38.2%		October 2005	1,080,000
Mexico	26.7%		March 2005	8,900,000

Total				9,980,000

(1)	Approximate percentage owned assumes 100% ownership of Clearwire Europe, a direct subsidiary of Clearwire Corporation through which we conduct our European operations. We have agreed to issue up to 10% of the share capital of Clearwire Europe to a European partner if this partner procures spectrum that we lease or acquire.

(2)	We own a 41.9% economic interest and a 60.2% voting interest in our Belgian subsidiary and we have a right to increase our economic interest in this subsidiary to 60%.
          As of March 31, 2006, we had approximately 11,500 subscribers in Belgium and Ireland.

Equipment Segment
          Our wholly-owned subsidiary, NextNet, designs, develops and sells modems, base stations and other equipment that enable deployment of NLOS, wireless broadband connectivity. Through its deployment in our network and networks owned and operated by others across the globe, we believe NextNet is the most widely deployed provider of NLOS, plug-and-play wireless broadband access systems, with equipment in use in at least thirty different countries across Africa, Asia (including the Middle East), Europe and the Americas.
Our Network

Overview
          Our network is built around our NextNet Expedience® wireless broadband access system that supports delivery of all IP-compatible broadband applications, including high-speed Internet connectivity and VoIP telephony services. This system is comprised of CPEs, base station transceivers and a network management system. We believe that our system has certain key advantages over competing technologies, such as:

•	simple self-installation by subscribers and provisioning of modems, with no software installation required on the subscriber’s computer;

•	easy network installation and deployment requirements;

•	flexible and scalable architecture that can service large metropolitan, small rural areas or wide area networks;

•	ability to provide overlapping coverage from multiple sites for reliable and robust connectivity; and

•	enhanced reliability provided by linking our towers via a microwave mesh network that carries the majority of our backhaul traffic.

Technology
          Our system is a wireless IP-based, Ethernet platform built around an Orthogonal Frequency Division Multiplex, or OFDM, and Time Division Duplex, or TDD, physical layer, which allows us to address two challenges that face wireless carriers, namely NLOS performance and frequency utilization.
          OFDM is a physical layer protocol for NLOS broadband networks that uses a large number of individual carriers and a process of mapping a user’s data to those carriers to leverage the presence of multi-path to transmit and receive robustly in the NLOS service environment. OFDM is preferable to single carrier technologies for addressing multi-path and frequency-selective fading in a broadband channel.
          TDD allows for upstream and downstream links to the network to exist on the same radio frequency channel, meaning that there is no need to use multiple channels or to have guardbands between downstream and upstream channels. Thus, TDD enables wireless broadband access systems to be deployed on any channel in the radio frequency band, making it flexible for a carrier managing non-contiguous spectrum. TDD also allows a service provider to maximize spectrum utilization by allocating up/down link resources appropriate to the traffic pattern over a given market.

Network Equipment
          Our CPE is a NLOS wireless modem that connects to any IP-based device, such as a computer, using a standard Ethernet connection. It is simple to install and requires no service provider configuration or support and no software download or installation. A subscriber need only connect our CPE to an external power source and to their computer. For those subscribers who live on the perimeter of our coverage area or who otherwise might have difficulty receiving our service, we also offer an optional outdoor subscriber unit that can be installed on the exterior of the subscriber’s home or office to obtain signals over an extended range.
          Our base station allows for 360 degree coverage by employing multiple transceivers and antennas on a single tower for maximum subscriber density and spectral efficiency. This setup is scalable, expandable and flexible, allowing us to control costs to promote efficient expansion as our subscriber base grows. Our base stations generally are located on existing communications towers, but can also be placed on rooftops of buildings and other elevated locations. We generally lease our tower locations from third parties.
          We also utilize a network management system that incorporates a complete set of management tools to enable the configuration, management, monitoring and reporting of all elements of network. It provides secure centralized and remote configuration of base stations, CPEs, switches and other network elements. The system reports to and alerts system administrators to alarms and faults, and monitors system performance down to the individual CPE. It supports customizable report generation to track network performance, utilization, and capacity.
Sales and Marketing

Services Segment
          Our marketing efforts include a full range of integrated marketing campaigns and sales activities, including advertising, direct marketing, public relations and events to support our direct sales teams, company-owned retail stores and mall and mobile kiosks and use of authorized representatives and wholesale distribution.
          We believe we have a strong local presence in each of our markets which enhances our ability to design marketing campaigns tailored to the preferences of the local community. We advertise across a broad range of media, including print, billboards, online and radio broadcast media. We also conduct community awareness campaigns that focus on grass-roots marketing efforts, with our branding included on a number of items, and host local community events where the potential subscribers can experience our service. Our direct marketing efforts have included direct mailings and delivering door hangers to potential subscribers in our network coverage area.
          We use multiple distribution channels to reach potential subscribers, including:
          Direct. We have hired salespeople to sell our services directly to subscribers. Our salespeople also set up mobile kiosks at local community and sporting events and near retail establishments or educational institutions to demonstrate our services. Each of these salespeople carries a supply of modems, so that a new subscriber can activate his or her account and receive information and equipment while at the mobile kiosk immediately. As of March 31, 2006, we employed approximately 300 salespeople in the United States. We generally compensate these employees on a salary plus commission basis.
          Indirect. Our indirect sales channels include a variety of authorized representatives, such as traditional cellular retailers, satellite television dealers and computer sales and repair stores. These authorized representatives typically operate retail stores but, subject to our approval, can also extend their sales efforts online. Authorized representatives assist in developing awareness of and demand for our service by promoting our services and brand as part of their own advertising and direct marketing campaigns. As of March 31, 2006, we had more than 500 authorized representatives in the United States.
          We believe that the percentage of our total sales from the indirect sales channel will continue to increase. We have a distribution agreement with Best Buy Co., Inc., a leading specialty electronics retailer. The agreement gives Best Buy the non-exclusive right to sell our broadband services in all of our U.S. markets where there is a Best Buy store. Best Buy provides premium positioning for our products, including showcasing Clearwire as the “Wireless Broadband Solution,” as well as endcaps or displays, signage, newspaper inserts, video displays and dedicated sales personnel during peak hours. As of March 31, 2006, our services were offered in 31 Best Buy stores. We expect that the number of Best Buy stores that offer our services will increase as we launch new markets. We are in negotiations with other national retailers regarding similar agreements.
          Clearwire-operated retail. We market our products and services through a number of Clearwire-operated retail outlets, including retail stores and kiosks located in malls and other shopping centers. We generally compensate these employees on an hourly basis plus commissions.
          Internet and telephone sales. We direct prospective subscribers to our website or our telesales centers in our advertising. Our website is a fully functional sales channel where subscribers can check pricing and service availability, research service plans and activate accounts using a credit card. Prospective subscribers can also call into one of our telesales centers to activate service. We are working to increase the use of these two lower-cost channels.
          Wholesale distribution. We also intend to sell our wireless broadband and VoIP telephony services at wholesale rates to distribution partners that re-market our services under their own brand name, under our brand name or on a co-branded basis. We are party to a strategic wireless broadband services bundling agreement with AOL. Under this agreement, AOL has the right to bundle and sell our wireless broadband services using a co-branded strategy with their service in selected markets. AOL launched its bundled service offering in May 2006.
          As our markets mature, we expect our use of available marketing channels will shift toward our lower-cost channels. We expect our indirect sales channel to continue growing in significance as a result of our agreements with Best Buy and others. Over time, we expect our direct sales force will become increasingly focused on new market development and small business sales.

Equipment Segment
          We have a team of 6 salespeople responsible for marketing and selling our NextNet products and equipment. These salespeople specifically target their marketing and sales efforts to third parties holding spectrum licenses in countries throughout the world that intend to deploy a wireless broadband network in those countries. Additionally, in international markets, we often use third party indirect distribution channels.

Customer Service and Technical Support
         Services Segment
          We typically initiate each customer subscription through a credit or debit card approval process. In some markets, we also check the subscriber’s credit and, depending on the result, may require a deposit for the wireless modem. Once we have an approved form of payment, we activate service and make an initial charge on the credit card to cover the activation fee and the first month of service. Finally, we establish recurring, automatic credit card charges for the duration of the subscriber’s contract. All of our subscriber invoices are electronic, and we have invested in a comprehensive billing system interface program that has helped to reduce our subscriber billing costs.
          We believe reliable customer service and technical support are critical to attracting and retaining subscribers. Within ten days of a subscriber’s enrollment, we typically make a “welcome call” to each subscriber to inquire about their experience with our service and conduct a brief survey. We believe this survey conveys a positive image to the subscriber and gives us an initial indication of the subscriber’s experience with our service.
          We provide the following support for all subscribers:

•	toll-free, live telephone and email-based assistance available seven days a week, 24 hours a day;

•	resources on our website that cover frequently asked questions and provide signal and networking tips;

•	online account access and, for VoIP subscribers, Web-based resources that allow them to control their telephony features and settings; and

•	a network of service technicians available to provide on-site customer assistance and technical support.
         Equipment Segment
          We also offer a wide range of customer and technical support services related to our NextNet equipment or other products. We provide customer support on a fee basis for deployment, including site surveys and installation, radio frequency and system engineering and training services. We also generally provide software maintenance services to subscribers under a software maintenance agreement, which includes telephone support, software updates and upgrades and patches. In addition to these services, during the warranty period, which generally covers two years on network infrastructure and one year on modems, we will repair or replace defective equipment.
Spectrum
          Our network operates over licensed spectrum in the United States and international markets. Although several broadband technologies, including ours, can operate in unlicensed or public access spectrum, we believe using licensed spectrum enables us to provide a consistently higher quality of service to our subscribers.

U.S. Spectrum
          In the United States, licensed spectrum is governed by FCC rules that restrict interference from other licensees and spectrum users, providing some protection against interruption and/or degradation of service. Under FCC rules, unlicensed spectrum users do not have exclusive use of any frequencies, may not cause interference to any licensed operators and also suffer interference from others using licensed frequencies in overlapping geographic areas, making quality and availability of service unpredictable.
          We are designing our network in the United States to operate primarily on spectrum located within the 2.495 to 2.690 GHz band, which is designated for Broadband Radio Services, or BRS, and

Educational Broadband Services, or EBS. BRS and EBS in this band were formerly referred to, respectively, as Multichannel Multipoint Distribution Services, or MMDS, and Instructional Television Fixed Services, or ITFS.
          Under FCC rules, we can access BRS spectrum either through outright ownership of a BRS license issued by the FCC or through a leasing arrangement with a BRS license holder. FCC rules limit eligibility for EBS licenses to accredited educational institutions and certain governmental and nonprofit entities, but permit those licensees to lease up to 95% of their capacity for non-educational purposes, enabling us to access EBS spectrum through a long-term leasing arrangement with an EBS licensee. EBS spectrum leases typically have an initial term of 10 to 15 years, with one to three renewal option terms of 10 to 15 years each. The leaseholder generally has a right of first refusal when the lease expires and the leases are transferable. EBS leases entered into prior to December 10, 2004, may remain in effect for up to 15 years and may be renewed and assigned in accordance with the terms of those leases. The initial term of EBS leases entered into after December 10, 2004, is required by FCC rules to be coterminous with the term of the license. In addition, these leases typically give the leaseholder the right to participate in and monitor compliance by the license holder with FCC rules and regulations.
          Since our formation, we have focused on acquiring BRS licenses and leases, as well as EBS leases, in target markets across the United States. We use the term “market” to refer to one or more municipalities in a geographically distinct location. Most licenses are allocated in a scheme that provides for overlapping circular territories with a 35-mile radius. Under current FCC rules, the BRS and EBS band in each territory is generally divided into 33 channels for a total of 186 MHz of spectrum, with an additional three channels consisting of 9 MHz of guard band spectrum. We believe that we need access to a minimum of six channels of spectrum, each containing at least 5.5 MHz, in a given market before we can deploy our services commercially.
          We believe that we are currently the second largest holder of licensed spectrum in the 2.495 to 2.690 GHz band. As of March 31, 2006 in the United States, we owned or leased, or had entered into agreements to acquire or lease, approximately 9 billion MHz-POPs of spectrum, which represents the amount of our spectrum in a given area, measured in Megahertz, multiplied by the estimated population of that area. If we conclude all of our pending spectrum acquisition agreements, our spectrum rights would cover an estimated 157 million people. These pending agreements include rights to acquire sufficient spectrum depth to offer our wireless broadband services to an estimated 90 million people. Our pending spectrum acquisition contracts are subject to various closing conditions, some of which are outside our control and, as a result, we may not acquire all of the spectrum that is subject to these agreements. Additionally, when the FCC’s new rules for the 2.495 to 2.690 MHz band are fully implemented, the usable MHz per channel within this band will decrease from 6 MHz to 5.5 MHz. As our network is designed to operate using 5.5 MHz channels, this regulatory change will not adversely affect our ability to deliver our services but will cause a proportionate reduction of our calculated MHz-POPs. See “Business — Regulatory Matters — Spectrum Regulation.”
          We are actively pursuing opportunities to acquire additional licensed spectrum in new markets and to add depth of spectrum where we require additional channels to deploy our services. We generally purchase licensed spectrum for cash and, in some instances and subject to applicable securities laws, common stock or warrants. We have found that, in some instances, we have an advantage over other bidders because we have a demonstrated track record of using the spectrum to deploy wireless broadband services as opposed to simply warehousing spectrum rights. We also may pay commissions or issue shares, stock options or warrants to brokers who locate and secure spectrum for us.
          We have also entered into certain agreements for the purchase or lease of spectrum where under certain circumstances, such as if we are not using or planning to use such spectrum pursuant to our business plan, the lessor or seller may have the right to repurchase or to terminate the lease in the future for a calculated payment. We may enter into additional agreements with similar rights in the future.

International Spectrum
          We currently hold spectrum rights in Belgium, Ireland, Poland, Romania and Spain. Our unconsolidated joint ventures also control spectrum in Denmark and Mexico. As of March 31, 2006, we estimate that these spectrum rights included:

		Covered
Country	Frequency	population (1)	MHz-POPs (2)

	(GHz)	(In millions)
Subsidiaries
Belgium	3.5	10.4	520.0
Ireland	3.5	1.5	52.5
Poland	3.6	38.6	1,080.8
Romania	3.5	22.3	1,248.8
Spain	3.5	40.3	1,612.0

Unconsolidated Joint Ventures
Denmark	3.5	5.4	540.0
Mexico	2.5	46.0	N/A

(1)	Estimates based on country population data derived from the CIA World Factbook, except for Denmark, Ireland and Mexico, which are based on census or other market information gathered by us or our affiliates regarding the number of residents within the licensed coverage area.

(2)	Represents the amount of our spectrum in a given area, measured in MHz, multiplied by the estimated population of that area.
          We currently have a dedicated team of professionals actively pursuing new spectrum opportunities and we are negotiating to acquire additional spectrum in countries in Europe and Latin America.
Research and Development
          Our ownership of NextNet provides us with control over the evolution of our technology and the development of cost efficient solutions for our network. We developed our original residential indoor modem in 2001 and our outside unit in 2002. We developed the “slimline” indoor unit that we currently send to customers in 2003, and we developed an automobile unit for public safety officials in 2005. We are currently working to evolve our technology to provide enhanced portability and mobility. Future products under development include improved modem designs, a PC Card, a PC Express Module and chipsets that can be installed directly into consumer devices.
          As of March 31, 2006, we employed 61 engineers who work to refine and improve our wireless broadband access system. We spent approximately $5.8 million and $9.6 million on research and development activities, primarily through NextNet, during the years ended December 31, 2004 and 2005, respectively.
Suppliers
          We are party to a Manufacturing Services Agreement with Sanmina-SCI Corporation, or SSCI, to manufacture and deliver certain products, including base stations, infrastructure equipment and CPE, for our subsidiary, NextNet. These products are manufactured and delivered in accordance with design specifications and are developed in conjunction with SSCI. SSCI provides a 13-month warranty on defects in SSCI workmanship.
          We currently use two Sanmina-SCI facilities: Rapid City, South Dakota, which manufactures base station and infrastructure products; and Penang, Malaysia, which manufactures CPE.

Competition
          The market for broadband services is highly competitive, and includes companies that offer a variety of services using a number of distinctly different technological platforms, such as cable modems, DSL, third-generation cellular, satellite, wireless internet service and other emerging technologies. We compete with these companies on the basis of the portability, ease of use, speed and price of our respective services.
          Principal competitors include:

Cable Modem and DSL Services
          We compete with companies that provide Internet connectivity through cable modems or DSL. Principal competitors include cable companies, such as Comcast, and incumbent telephone companies, such as AT&T or Verizon. Both the cable and telephone companies deploy their services over wired networks initially designed for voice and one-way data transmission that have subsequently been upgraded to provide for additional services.

Cellular and PCS Services
          Cellular and PCS carriers are seeking to expand their capacity to provide data and voice services that are superior to ours. These providers have substantially broader geographic coverage than we have and, for the foreseeable future, than we will have. If one or more of these providers can display technologies that compete effectively with our services, the mobility and coverage offered by these carriers may provide even greater competition than we currently face. Moreover, more advanced cellular and PCS technologies, such as 3G mobile technologies currently offer broadband service with packet data transfer speeds of up to 2 Mbps for fixed applications, and slower speeds for mobile applications. We believe mobile operators, including Cingular, Sprint Nextel, T-Mobile, Verizon and others, are rolling out 3G cellular services across most major U.S. markets by the end of 2006. We also expect that 3G technology will be improved to increase connectivity speeds to make it more suitable for a range of advanced applications.

Satellite
          Satellite providers like Wild Blue and Hughes Network Services offer broadband data services that address a niche market, mainly less densely populated areas that are unserved or underserved by competing service providers. Although satellite offers service to a large geographic area, latency caused by the time it takes for the signal to travel to and from the satellite may challenge the ability to provide some services, such as VoIP, and reduces the size of the addressable market.

WISPs
          We also compete with other wireless Internet service providers that use unlicensed spectrum. Unlicensed spectrum may be subject to interference from other users of the spectrum, which can result in disruptions and interruptions of service. We rely exclusively on licensed spectrum for our network and do not expect significant competition from providers using unlicensed spectrum.

Other
          We believe other emerging technologies may also seek to enter the broadband services market. For example, we are aware that several power generation and distribution companies intend to provide broadband Internet services over existing power lines. While this technology is unproven, we believe offering broadband Internet services over power lines could cause interference with the use of spectrum, including our licensed spectrum.
          We also face competition from other wireless broadband service providers that use licensed spectrum. Potential competitors using licensed spectrum may include established providers such as Sprint

Nextel, which we believe is the largest holder of spectrum in the 2.495 to 2.690 GHz band in the United States. We compete with entities such as Sprint Nextel for the acquisition of additional spectrum.
          In addition to these commercial operators, many local governments, universities and other governmental or quasi-governmental entities are providing or subsidizing free WiFi networks.
          Moreover, if our technology is successful and garners widespread support, we expect these and other competitors to adopt or modify our technology or develop a technology similar to ours.
Regulatory Matters

Overview
          The regulatory environment relating to our business and operations is evolving. A number of legislative and regulatory proposals under consideration by federal, state and local governmental entities may lead to the repeal, modification or introduction of laws or regulations which could affect our business. Significant areas of existing and potential regulation for our business include broadband Internet access, telecommunications and spectrum regulation and Internet taxation.

Broadband Internet Access Regulation
          In June 2005, the U.S. Supreme Court overturned the Ninth Circuit Court of Appeals, upholding the FCC’s findings in favor of cable modem operators in the National Cable & Telecommunications Association v. Brand X Internet Services case. The Court held that cable modem operators are not required to provide rival Internet service providers, such as Brand X, with access to their cable broadband lines. The central issue in the Brand X case was how cable broadband services, specifically cable modem services, should be classified under the Communications Act of 1934, as amended, or the Communications Act. In 2002, the FCC ruled that cable broadband was an “information service” not a “telecommunications service,” and therefore not subject to the same regulations imposed on telecommunications service providers under the Communications Act and FCC rules. In the Brand X decision, the Supreme Court upheld the FCC’s decision that cable modem service is an information service, and as such, cable operators are not required to share their cable modem lines with competitors.
          In August 2005, the FCC found that wireline broadband Internet access services, including DSL Internet access, provided by facilities-based telephone companies is an “information service” rather than a “telecommunications service” under the Communications Act. In addition, the FCC determined that the broadband transmission component of wireline broadband Internet access service is no longer required to be offered to competitors as a telecommunications service subject to Title II of the Communications Act, as previously required under the FCC’s rules. This ruling is currently being appealed. As a result, telephone companies no longer are required to share their broadband Internet access facilities with competing Internet service providers. The result of the Brand X decision and the FCC’s classification of wireline broadband Internet access service is that both DSL and cable modem providers are entitled to retain exclusive use of their broadband Internet access lines without having to open them up to competing Internet service providers. This regulatory framework may encourage independent Internet service providers to explore other options for broadband Internet access, including wireless services.
          On September 23, 2005 the FCC released a Policy Statement outlining its general views toward ensuring that broadband networks are widely deployed, open, affordable and accessible to all consumers. It adopted four principles to encourage broadband deployment and preserve and promote the open and interconnected nature of the public Internet, and suggested that it would incorporate them into its ongoing policy-making activities.

Telecommunications Regulation
          The FCC has classified Internet access services generally as interstate “information services” rather than as “telecommunications services” regulated under Title II of the Communications Act. Accordingly, most regulations that apply to telephone companies and other common carriers currently do not apply to our wireless broadband Internet access service. For example, we are not currently required to contribute a percentage of gross revenues from our Internet access services to universal service funds, or USF, used to support local telephone service and advanced telecommunications services for schools, libraries and rural health care facilities.
          Internet access providers also are not required to file tariffs with the FCC, setting forth the rates, terms, and conditions of their service offerings. The FCC, however, is currently considering whether to impose various consumer protection obligations, similar to Title II obligations, on broadband Internet access providers, including DSL, cable modem and wireless broadband Internet access providers. These requirements may include obligations related to truth-in-billing, slamming, discontinuing service, customer proprietary network information and federal USF mechanisms. Internet access providers are currently subject to generally applicable state consumer protection laws enforced by state Attorneys General and general Federal Trade Commission, or FTC, consumer protection rules.
          The FCC has not yet classified interconnected VoIP services as information services or telecommunications services under the Communications Act. In November 2004, the Commission determined that regardless of their regulatory classification, certain interconnected VoIP services qualify as interstate services with respect to economic regulation. The FCC preempted state regulations that address such issues as entry certification, tariffing, and E911 requirements, as applied to certain interconnected VoIP services. This ruling is being appealed.
          The FCC is conducting a comprehensive proceeding to address all types of IP-enabled services, including interconnected VoIP service, and to consider what regulations, if any, should be applied to such services, as use of broadband services becomes more widespread. In June 2005, the FCC adopted the first set of regulations in this comprehensive IP-enabled proceeding, imposing E911-related requirements on interconnected VoIP service providers as a condition of offering such service to consumers. The FCC defined “interconnected VoIP service” as voice service that: (i) enables real-time, two-way voice communications; (ii) requires a broadband connection from the user’s location; (iii) requires IP-compatible CPE; and (iv) permits users generally to receive calls that originate on and terminate to the public switched telephone network, or PSTN. Effective November 28, 2005, all interconnected VoIP providers are required to transmit, via the wireline E911 network, all 911 calls, as well as a call-back number and the caller’s registered location for each call, to the appropriate PSAP, provided that the PSAP is capable of receiving and processing that information. In addition, all interconnected VoIP providers must have a process to obtain a subscriber’s registered location prior to activating service, and must allow their subscribers to update their registered location immediately if the subscriber moves the service to a different location. Interconnected VoIP providers are also required to prominently and in plain English advise subscribers of the manner in which dialing 911 using VoIP service is different from dialing 911 service using traditional telephone service, and to provide warning labels with VoIP CPE.
          The FCC is considering additional regulations, including: (i) whether to require interconnected VoIP providers to develop future capabilities to automatically identify a subscriber’s physical location without assistance from the subscriber; (ii) what intercarrier compensation regime should apply to interconnected VoIP traffic over the PSTN; (iii) whether, and to what extent, federal USF obligations should be imposed upon VoIP providers.
          On August 5, 2005, the FCC adopted an Order finding that both facilities-based broadband Internet access providers and interconnected VoIP providers are subject to CALEA, which requires service providers covered by that statute to build certain law enforcement surveillance assistance capabilities into their communications networks. The FCC required facilities-based broadband Internet access providers and interconnected VoIP providers to comply with CALEA requirements by May 14, 2007. This ruling is currently being appealed.
          On May 3, 2006, the FCC adopted an additional Order addressing the CALEA compliance obligations of these providers. In that order the FCC: (i) affirmed the May 14, 2007 compliance deadline; (ii) indicated compliance standards are to be developed by the industry within the telecommunications standards-setting bodies working together with law enforcement; (iii) permitted the use of certain third parties to satisfy CALEA compliance obligations; (iv) restricted the availability of compliance extensions; (v) concluded that facilities-based broadband Internet access providers and interconnected VoIP providers are responsible for any CALEA development and implementation costs; (vi) declared that the FCC may pursue enforcement action, in addition to remedies available through the courts, against any non-compliant provider; and (vii) adopted interim progress report filing requirements.
          Broadband Internet-related and IP-services regulatory policies are continuing to develop, and it is possible that our broadband Internet access and VoIP services could be subject to additional regulations in the future. The extent of the regulations that will ultimately be applicable to these services and the impact of such regulations on the ability of providers to compete are currently unknown.

Spectrum Regulation
          The FCC routinely reviews its spectrum policies and may change its position on spectrum allocations from time to time. On July 29, 2004, the FCC issued rules revising the band plan for BRS and EBS and establishing more flexible technical and service rules to facilitate wireless broadband operations in the 2.495 to 2.690 GHz band. The FCC adopted new rules that (i) expand the permitted uses of EBS and BRS spectrum so as to facilitate the provision of high-speed data and voice services accessible to mobile and fixed users on channels that previously were used primarily for one-way video delivery to fixed locations; and (ii) change some of the frequencies on which BRS and EBS operations are authorized to enable more efficient operations. These new rules streamlined licensing and regulatory burdens associated with the prior service rules and created a “PCS-like” framework for geographic licensing and interference protection. Under the new rules, existing holders of BRS and EBS licenses and leases generally have exclusive rights over use of their assigned frequencies to provide commercial wireless broadband services to residences, businesses, educational and governmental entities within their geographic markets. These rules also require BRS licensees, including us, to bear their own expenses in transitioning to the new band plan and, if they are seeking to initiate a transition, to pay the costs of transitioning EBS licensees to the new band plan. The transition rules also provide a mechanism for reimbursement of transaction costs by other operators in the market. Additionally, the Commission expanded the scope of its spectrum leasing rules and policies to allow BRS and EBS licensees to enter into flexible, long-term spectrum leases.
          On April 21, 2006, the FCC issued an Order adopting comprehensive rules for relocating incumbent BRS operations in the 2.150 to 2.162 GHz band. These rules will further facilitate the transition to the new 2.495 to 2.690 GHz band plan.
          Additionally, on April 27, 2006, the FCC released an Order revising and clarifying its BRS/ EBS rules. Significantly, the FCC generally reaffirmed the flexible technical and operational rules upon which our systems are designed and operating. The FCC clarified the process of transitioning from the old spectrum plan to the new spectrum plan, but reduced the transition area from large “major economic areas,” to smaller, more manageable “basic trading areas.” Proponents seeking to initiate a transition to the new band plan will be given a 30-month timeframe within which to notify the FCC of their intent to initiate a transition, followed by a 3-month planning period and an 18-month period transition completion period. In markets where no proponent initiates a transition, licensees will be permitted to self-transition to the new band plan. The FCC adopted a procedure whereby the proponent will be reimbursed for the value it adds to a market through reimbursement by other commercial operators in a market, on a pro-rata basis, after the transition is completed and the FCC has been notified.
          The FCC also clarified the procedure by which BRS and EBS licensees must demonstrate substantial service, and required them to demonstrate substantial service by May 1, 2011. Substantial service showings demonstrate to the FCC that a licensee is not warehousing spectrum, but rather is using the spectrum to provide actual service to subscribers. If a BRS or EBS licensee fails to demonstrate substantial service by May 1, 2011, its license may be canceled and made available for re-licensing.
          The FCC reaffirmed its decision to permit mobile satellite service providers to operate in the 2.496 to 2.5 GHz band on a shared, co-primary basis with BRS licensees. It also concluded that spectrum sharing in the 2.496 to 2.5 GHz band between BRS licensees and a limited number of incumbent licensees, such as broadcast auxiliary service, fixed microwave, and public safety licensees, is feasible. It therefore declined to require the relocation of those incumbent licensees in the 2.496 to 2.5 GHz band. Additionally, the FCC reaffirmed its conclusion that BRS licensees can share the 2.496 to 2.5 GHz band with industrial, scientific, and medical, or ISM, devices because ISM devices typically operate in a controlled environment and use frequencies closer to 2.45 GHz. The FCC also reaffirmed its decision to permit low-power, unlicensed devices to operate in the 2.655 to 2.69 GHz band, but emphasized that unlicensed devices in the band may not cause harmful interference to licensed BRS operations. Previously, low-power, unlicensed devices were permitted to operate in the 2.5 to 2.655 GHz band, but not in the 2.655 to 2.69 GHz band.
          Finally, the FCC reaffirmed the application of its spectrum leasing rules and policies to BRS and EBS, and ruled that new EBS spectrum leases may provide for a maximum term (including initial and renewal terms) of 30 years. The FCC further required that new EBS spectrum leases with terms of 15 years or longer must allow the EBS licensee to review its educational use requirements every five years, beginning at the fifteenth year of the lease.
          Although we believe that the FCC’s BRS/ EBS rules will enable us to pursue our long-term business strategy, these rules may materially and adversely affect our business. In addition, these rules may be amended in a manner that materially and adversely affects our business.
          In certain international markets, our subsidiaries are subject to rules that provide that, if the subsidiary’s wireless service is discontinued or impaired for a specified period of time, the spectrum rights may be revoked.

Internet Taxation
          The Internet Tax Non-Discrimination Act, which was passed by Congress in November 2004 and signed into law in December 2004, renewed and extended until November 2007 a moratorium on taxes on Internet access and multiple, discriminatory taxes on electronic commerce. This moratorium had previously expired in November 2003, and as with the preceding Internet Tax Freedom Act, “grandfathered” states which taxed Internet access prior to October 1998 to allow them to continue to do so. Certain states have enacted various taxes on Internet access or electronic commerce, and selected states’ taxes are being contested on a variety of bases. However, state tax laws may not be successfully contested, and future state and federal laws imposing taxes or other regulations on Internet access and electronic commerce may arise, any of which could increase the cost of providing Internet services could materially adversely affect our business.
Intellectual Property
          We hold 26 granted U.S. patents, and we also have 9 pending U.S. patent applications. For our wireless broadband network, the patents and applications cover features such as Reduced Power Mode in a Remote Wireless Unit, Synchronization in an OFDM Wireless System and Scalable Network Management Systems, amongst others. We hold 15 granted patents and have 21 pending patent applications in various foreign jurisdictions. Assuming that all maintenance fees and annuities continue to be paid, the patents expire on various dates from 2017 until 2023. “Clearwire” and the associated Clearwire corporate logo, “ClearBusiness,” “ClearPremium,” “ClearClassic” and “ClearValue” are our registered trademarks in the United States, and we maintain or have pending trademarks in approximately 10 foreign jurisdictions. “NextNet” and “Expedience” are registered trademarks of our wholly-owned subsidiary, NextNet.
Employees
          As of March 31, 2006 we had approximately 760 employees, approximately 620 of whom were employed by our services segment and approximately 140 of whom were employed by our equipment segment. This total does not include employees of our unconsolidated joint ventures. We believe our employee relations are good.

Properties and Facilities
          Our executive offices are located in Kirkland, Washington, where we lease approximately 34,146 square feet of space. The lease continues through December 27, 2010. We do not own any real property.
          We believe that substantially all of our property and equipment is in good condition, subject to normal wear and tear, and that our facilities have sufficient capacity to meet the current needs of our business.
          The following table lists our significant properties and the inside square footage of those properties:

City, State	Size

(square feet)
Kirkland, WA (headquarters and administrative)	34,146
Waseca, MN (engineering facility)	26,288
Bloomington, MN (administrative and warehouse space)	24,768
Henderson, NV (administrative and warehouse space)	12,000
          We lease additional office space in Greensboro, North Carolina, Honolulu, Hawaii, and Washington, DC. We also lease 59 retail stores and mall kiosks. Our retail stores, excluding mall kiosks, range in size from approximately 20 square feet to 8,000 square feet, with leases having terms typically from 4 months to 7 years.
          We intend to transfer our operations from the Bloomington, Minnesota property, where our lease expired in April 2006, to a property of 52,360 square feet in Burnsville, Minnesota that we will begin leasing in June 2006. Including our new lease in Minnesota, we believe our property is sufficient to meet our business needs for the next twelve months.
Legal Proceedings
          We are subject to various claims and legal actions arising in the ordinary course of business from time to time. We believe that the ultimate resolution of these matters, whether individually or in the aggregate, will not have a material adverse effect on our business, prospects, financial condition and results of operations.

MANAGEMENT
          The following table sets forth certain information regarding the members of our board of directors, executive officers and key employees, as of the date of this prospectus.
Directors, Officers and Key Employees

Name	Age	Position

Craig O. McCaw†	56	Chairman of the Board and Co-Chief Executive Officer
Benjamin G. Wolff	37	Co-President and Co-Chief Executive Officer
Perry S. Satterlee	45	Co-President, and President and Chief Executive Officer of Clearwire LLC
John A. Butler	44	Chief Financial Officer
Nicolas Kauser	65	Director; Chief Technology Officer
R. Gerard Salemme	52	Director; Executive Vice President — Strategy, Policy and External Affairs
J. Timothy Bryan	45	Director
Peter L. S. Currie‡	49	Director
Richard P. Emerson‡	44	Director
José Luis Rodriguez†	58	Director
Michael J. Sabia	52	Director
Stuart M. Sloan†	62	Director
Christine M. Bertany	39	Vice President, People Development
Hope F. Cochran	34	Vice President, Finance and Treasury and Interim Controller
Broady R. Hodder	34	Vice President, General Counsel and Assistant Secretary

†	Members of our Compensation Committee.

‡	Members of our Audit Committee.
          Craig O. McCaw. Mr. McCaw has served as our Chairman of the Board and Chief Executive Officer since he founded our company in October 2003 and became our Co-Chief Executive Officer in May 2006. Since May 2000, Mr. McCaw has served as a director and Chairman of ICO Global Communications (Holdings) Limited, or ICO, and has served as a director of ICO North America, Inc. since December 2004. Mr. McCaw is also Chairman, Chief Executive Officer and a member of Eagle River Investments, LLC, or ERI, ERH, and Eagle River Inc. and its affiliates, which are private investment companies that focus on strategic investments in the communications industry. Mr. McCaw also currently serves as a director of RadioFrame Networks, Inc. and of Tello Corp. Mr. McCaw is a former director of Nextel Communications, Inc. and XO Communications, Inc., or XO, formerly known as NEXTLINK Communications, Inc.
          Benjamin G. Wolff. Mr. Wolff has served as our Co-President and Chief Strategy Officer since October 2005, and was named Co-Chief Executive Officer in May 2006. Previously, Mr. Wolff served as our Executive Vice President from April 2004 to October 2005. In addition to his positions with our company, Mr. Wolff is a principal of ERH, the President of ERH and ERI, and a director of ICO and ICO North America. From August 1994 until April 2004, Mr. Wolff was a lawyer with Davis Wright Tremaine LLP, where he became a partner in January 1998. Mr. Wolff’s practice focused on mergers and acquisitions, corporate finance and strategic alliance transactions. While with Davis Wright Tremaine LLP, he co-chaired the firm’s Business Transactions Department, served on the firm’s Executive Committee, and had primary responsibility for representing clients such as 360 networks, Allied Signal, Eagle River, ICO, Intel, NEXTLINK and Starbucks Coffee Company in various corporate and transactional matters.
          Perry S. Satterlee. Mr. Satterlee has served as our Co-President since October 2005 and as President and Chief Executive Officer of Clearwire LLC, our operating entity for the United States, since May 2006. Previously, Mr. Satterlee was Chief Operating Officer from July 2002 to July 2004, and Vice President-Sales and Marketing, from August 1998 to July 2004, of Nextel Partners Inc. Prior to joining Nextel Partners, Mr. Satterlee was the President-Pacific Northwest Area of Nextel. Prior to joining Nextel, Mr. Satterlee served from 1992 to 1996 as Vice President and General Manager of Central California District of AT&T Wireless Services, formerly McCaw Cellular. From 1990 to 1992, he was General Manager of McCaw Cellular’s Ventura/ Santa Barbara market. From 1988 to 1990, Mr. Satterlee was director of Planning for McCaw Cellular, where he led the company’s planning and budgeting processes.
          John A. Butler. Mr. Butler has served as our Chief Financial Officer since March 2005. Previously, Mr. Butler served as Executive Vice President and Chief Financial Officer of Valor Communications Group, Inc. from 2000 to 2005. From 1998 to 2000, Mr. Butler served as Executive Vice President and Chief Financial Officer of Commonwealth Telephone Enterprises, Inc. Prior to 1998, he was a director at First Union Capital Markets (Wachovia) in the Media and Communications Group. Mr. Butler has been employed by a number of financial institutions, and began his career at Arthur Andersen & Co.
          Nicolas Kauser. Mr. Kauser has served as a director since February 2004 and as our Chief Technology Officer since January 2005 and currently is a principal of ERH. Previously, Mr. Kauser was a director of XO. Mr. Kauser is also a director of Triquint Semiconductor, a position he has held since December 1999 and has been a director of RadioFrame Networks since 2002. Until September, 1998, Mr. Kauser was an Executive Vice President and Chief Technology Officer for AT&T Wireless, formerly McCaw Cellular, where he was responsible for all aspects of engineering and technology projects, network operations, long-range planning and evolution of the network, and supporting network technologies. Mr. Kauser was also responsible for AT&T Wireless’ fixed wireless initiative, Project Angel. Before joining McCaw Cellular in 1990, Mr. Kauser was Vice President of Engineering and subsequently Senior Vice President Operations at Cantel, the Canadian nationwide cellular provider based in Toronto, Canada.
          R. Gerard Salemme. Mr. Salemme has served as a director since November 2003 and Executive Vice President — Strategy, Policy, and External Affairs of our company since April 2004 and currently is a principal of ERH, a Vice President of ERI, and a director of and consultant to ICO and ICO North America. Previously, Mr. Salemme served as our Vice President and Secretary from November 2003 to April 2004. Prior to joining our company, Mr. Salemme was Senior Vice President, External Affairs of XO from May 1997 to June 2003. Before joining XO, Mr. Salemme served as AT&T Corp.’s Vice President of Government Affairs, directing AT&T’s federal regulatory public policy organization, including participation in the FCC’s narrowband and broadband PCS auctions. Prior to AT&T, Mr. Salemme served as Senior Vice President, External Affairs for McCaw Cellular. Previously, Mr. Salemme was the Senior Telecommunications Policy Analyst for the U.S. House of Representatives Subcommittee on Telecommunications and Finance. Prior to joining the subcommittee, he was a Regional Manager at GTE Corporation/ Sprint Corporation and supervised the company’s government relations in the New York/ New England region. Mr. Salemme has also served as Chief of Staff to Congressman Ed Markey of Massachusetts and was a lecturer of economics at the University of Massachusetts at Salem.
          J. Timothy Bryan. Mr. Bryan has served as a director of our company since 2004 and since November 2005 has been the Chief Executive Officer and a director of ICO. From September 2003 until November 2005, Mr. Bryan was a private investor in, and consultant to, the telecommunications industry and private equity firms invested in telecommunications businesses. From May 2001 until September 2003, Mr. Bryan served as Chief Financial Officer of ERI. Prior to joining ERI, Mr. Bryan was the President of United Pan-Europe Communications NV, and Chief Financial Officer and member of the Office of the Chairman of United GlobalCom. Prior to United GlobalCom, Mr. Bryan served as Treasurer of Jones

Intercable, Inc. Mr. Bryan also serves as a director of Open TV, Inc., a Liberty Media affiliate, and the Samaritan Institute, and previously served on the board of directors of Nextel and on the board of management and the supervisory board of UPC.
          Peter L. S. Currie. Mr. Currie has served as a director of our company since 2005 and is currently president of Currie Capital LLC. In 2002 he became a managing member of General Atlantic LLC, a worldwide private equity investment company, where he continues to serve as special advisor. Before joining General Atlantic, Mr. Currie was a partner and co-founder of The Barksdale Group, an early-stage venture capital firm. Mr. Currie also served as executive vice president and chief administrative officer of Netscape Communications from 1995 to 1999, and held various positions, including executive vice president and chief financial officer, of McCaw Cellular Communications, Inc. from 1989 to 1995. Prior to joining McCaw Cellular he was a Principal at Morgan Stanley & Co. Incorporated, where he joined in 1982. He is also a director of Safeco, CNET Networks, Inc., Tellme Networks, Inc. and Zantaz, Inc., and he is a charter trustee of Phillips Academy.
          Richard P. Emerson. Mr. Emerson has served as a director of our company since 2004 and is currently a Senior Managing Director of Evercore Partners, L.P. From 2000 to 2003, Mr. Emerson was Senior Vice President of Corporate Development and Strategy at Microsoft Corporation. Prior to joining Microsoft Corporation, Mr. Emerson was a Managing Director at Lazard Frères & Co. LLC. Mr. Emerson was also previously affiliated with The Blackstone Group and Morgan Stanley.
          José Luis Rodriguez. Mr. Rodriguez has served as a director of our company since 2004 and is the founder and Chief Executive Officer of Hispanic Informational Television Network, or HITN. Mr. Rodriguez was nominated as a director of our company pursuant to our stockholder’s agreement. Over the past twenty years, Mr. Rodriguez has developed HITN as the largest license holder of ITFS spectrum in the United States. One of Mr. Rodriguez’s most significant achievements has been the creation of HITN-TV, the first national Hispanic public television network. HITN-TV is a Spanish-language cable network in the United States.
          Michael J. Sabia. Mr. Sabia has served as a director of our company since March 2005 and is currently the President and Chief Executive Officer of BCE Inc, and Chief Executive Officer of Bell Canada. Mr. Sabia was elected to our board of directors pursuant to our side letter agreement with Bell Canada, and has held senior executive positions with BCE Inc. and Bell Canada since July 2000. Before joining the BCE group, Mr. Sabia was Executive Vice-President and Chief Financial Officer of Canadian National Railway Company. Mr. Sabia also serves as Chairman of the Board of Bell Globemedia Inc. and is a director of BCE, Bell Canada, Bell ExpressVu Inc., Bell Mobility Holdings Inc. and Telesat Canada.
          Stuart M. Sloan. Mr. Sloan has served as a director of our company since 2004 and since 1984 has been principal of Sloan Capital Companies. Mr. Sloan was also the Chairman of the Board from 1986 to 1998 and the Chief Executive Officer from 1991 to 1996 of Quality Food Centers, Inc., a supermarket chain. Mr. Sloan is also a director for Anixter International, Inc., J. Crew and Rite Aid Corp.
          Christine M. Bertany. Ms. Bertany has served as our Vice President, People Development since September 2004. Previously, Ms. Bertany was Principal of HR Strategies International, a human resources consulting firm she established and operated from 2000 to 2004. Prior to building her consulting business, Ms. Bertany was the Director of Human Resources for drugstore.com from its public offering in 1999 to 2000. Ms. Bertany spent nearly five years at McCaw Cellular and AT&T Wireless from 1995 to 1999 in a variety of leadership roles in their People Development organization.
          Hope F. Cochran. Mrs. Cochran has served as the Vice President, Finance and Treasury for Clearwire since November 2005. Mrs. Cochran was also appointed in May 2006 as our Interim Controller until we have appointed a successor to the Controller position. Previously, from May 2003 to August 2005, Mrs. Cochran was a founder and served as the Chief Financial Officer of Evant, a planning and logistics software developer. From May 2001 to May 2003, Mrs. Cochran served as the Controller of the Americas — Sales Operations for Peoplesoft. Prior to 2001, Mrs. Cochran was a founder and served as the Chief Financial Officer of SkillsVillage, a contractor supply chain management software provider, until its sale to PeopleSoft, Inc. In both chief financial officer positions, Mrs. Cochran managed corporate finance, accounting, human resources, legal and facilities. Mrs. Cochran began her career as an auditor at Deloitte & Touche LLP.
          Broady R. Hodder. Mr. Hodder was named our Vice President, General Counsel in May 2006. Previously, Mr. Hodder served as our Corporate Counsel and Assistant Secretary from November 2004 to November 2005 and Vice President Legal, Finance and Corporate Development from November 2005 to May 2006. Prior to joining our company, from April 2001 to November 2004, Mr. Hodder was a lawyer with Davis Wright Tremaine LLP, where he became a partner in January 2004. Before joining Davis Wright Tremaine LLP, Mr. Hodder was a lawyer with Gray Cary Ware and Freidenrich LLP and Lionel Sawyer and Collins Ltd.
Audit Committee
          We have established an audit committee, the primary responsibilities of which are to oversee the accounting and financial reporting processes of our company as well as our affiliated and subsidiary companies, and to oversee the internal and external audit processes. The audit committee also assists the board of directors in fulfilling its oversight responsibilities by reviewing the financial information which is provided to stockholders and others, and the system of internal controls which management and the board of directors have established. The audit committee oversees the independent auditors, including their independence and objectivity. However, the committee members are not acting as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management and the independent auditors. The audit committee is empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist the audit committee in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors.
          The audit committee is comprised of two members, both of which were elected by the board of directors. Peter Currie and Richard Emerson currently serve as our audit committee members. We intend to appoint an additional person to our audit committee prior to completing this offering. Our board of directors has determined that each of the members of our audit committee is “independent,” as defined under and required by the federal securities laws and the rules of the Nasdaq National Market, including Rule 10A-3(b)(i) under the Securities and Exchange Act of 1934. Our board of directors has determined that Mr. Currie qualifies as an “audit committee financial expert” under the federal securities laws and that each member of the audit committee has the “financial sophistication” required under the rules of the Nasdaq National Market.
Compensation Committee
          We have established a compensation committee, which periodically reviews and provides recommendations regarding the compensation and other benefits of our employees, officers and independent directors, including reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers in light of those goals and objectives, and setting compensation for these officers based on such evaluations. Our compensation committee also administers the issuance of stock options under our stock option plan.
          The compensation committee is comprised of three members, Messrs. McCaw, Rodriguez and Sloan. The board has determined that Mr. Sloan meets the independence requirements of the NASD Marketplace Rules.
Compensation of Directors
          Certain of our non-employee directors receive cash payments and stock options as compensation for their services to our company. We pay each such director $12,000 annually, except that the chairman of the audit committee and compensation committee each receive $15,000 annually. In addition, we compensate each non-employee director $1,000 per meeting attended in person or $500 per meeting attended telephonically, plus reimbursement of out-of-pocket expenses. Non-employee directors can elect to receive this compensation in shares of common stock. The number of shares issued to the directors is based on the fair market value of such shares on the date of issuance.
          Upon election to our board of directors, members receive an initial option grant of 25,000 shares of common stock. Directors also receive an annual follow-on option grant of 15,000 shares of our authorized common stock. These options are granted at the current fair market value, as established by the board of directors, vest 25% per year over a four year period of continuous service, and expire on the tenth anniversary date of issuance.
Code of Conduct and Ethics
          Our board of directors has adopted a code of ethics which establishes the standards of ethical conduct applicable to all directors, officers and employees of our company. The code addresses, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal control over financial reporting, corporate opportunities and confidentiality requirements. The audit committee is responsible for applying and interpreting our code of business conduct in situations where questions are presented to it.
Compensation Committee Interlocks and Insider Participation
          Our Compensation Committee is currently comprised of Messrs. McCaw, Rodriguez and Sloan. Mr. McCaw also serves as our Chairman and Co-Chief Executive Officer. For a description of the transactions between us and members of the compensation committee, and entities affiliated with such members, see the transactions described under the section entitled “Certain Relationships and Related Transactions.”
          One of our directors, Mr. Bryan, is the Chief Executive Officer of ICO and ICO North America. Mr. McCaw also serves as a director of ICO and ICO North America, and as a member of ICO’s compensation committee. Both Mr. McCaw and Mr. Wolff serve as directors of ICO North America and, in their capacity as directors, make compensation decisions relating to the executive officers of ICO North America. Other than as set forth in the preceding three sentences, none of our executive officers serves as a member of the compensation committee or of the board of directors charged with determining compensation matters of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Summary Compensation Table
          The following table summarizes compensation awarded or paid during 2005 to our Chairman and Chief Executive Officer and our five other most highly compensated executive officers.

					Long-Term
					Compensation
					Awards
	Annual Compensation
					Shares
			Other Annual		Underlying		All Other
			Compensation		Options		Compensation
Name and principal position	Salary ($)	Bonus ($)	($)		(#)(1)		($)

Craig O. McCaw,	$—	$—	$800,000	(2)	—		$295,652	(3)
Chairman and Co-Chief Executive
Officer
Benjamin G. Wolff,	350,000	350,000	—		—		789	(4)
Co-President and Co-Chief Executive Officer(5)
Perry S. Satterlee,	357,000	350,000	—		—		799	(4)
Co-President and President and Chief Executive Officer of Clearwire LLC
John A. Butler,	227,717	300,000	—		900,000	(6)	12,514	(4)(7)
Chief Financial Officer
R. Gerard Salemme,	309,000	155,000	—		—		732	(4)
Executive Vice President — Strategy, Policy, and External Affairs(5)
Nicholas Kauser,	350,000	175,000	—		—		789	(4)
Chief Technology Officer(5)

(1)	In addition to the shares included in this table, we granted options to purchase 400,000 shares of common stock to Mr. Wolff, 400,000 shares to Mr. Satterlee, 200,000 shares to Mr. Salemme, 200,000 shares to Mr. Kauser and 150,000 shares to Mr. Butler. These options were granted at the discretion of our Compensation Committee on January 26, 2006.

(2)	Reflects payments to Eagle River, Inc., for management fees pursuant to the Advisory Services Agreement between Clearwire and Eagle River, Inc., dated November 13, 2003. This amount also covers certain overhead expenses incurred by ERI on our behalf, including expenses related to support services, administrative support and office space for Messrs. McCaw, Wolff and Kauser. Mr. McCaw owns 100% of the outstanding capital stock of Eagle River, Inc.

(3)	Reflects expenses incurred by Eagle River, Inc. or Mr. McCaw that we have or are obligated to reimburse pursuant to the Advisory Services Agreement.

(4)	Reflects life insurance premiums paid on behalf of the executive during 2005.

(5)	Messrs. Wolff, Salemme and Kauser are employees of both Clearwire and Eagle River, Inc. Amounts disclosed in this table reflect all amounts paid to the respective executives for services rendered to Clearwire, all of which amounts were paid by Clearwire directly to those individuals.

(6)	Option to purchase Class A common stock granted pursuant to our stock option plan in connection with employment letter agreement naming Mr. Butler Chief Financial Officer.

(7)	Relocation expenses paid to Mr. Butler.
2003 Stock Option Plan
          Our 2003 Stock Option Plan is administered by our compensation committee and provides for the granting of options to purchase shares of common stock to our employees, directors and consultants. The objectives of the plan include attracting, motivating and retaining key personnel and promoting our success by linking the interests of our employees, directors and consultants with our success. The stock options are granted at the current fair market value, as established by the board of directors. The stock options generally vest in equal installment over a four year period of continuous service by the employee and expire on the tenth anniversary date of issuance.

Options Available for Issuance
          There are 30,000,000 shares of common stock authorized for options grants under the plan. As of March 31, 2006, 2,756,997 shares of common stock were available for option grants under the plan. The options to be delivered under the plan will be made available, at the discretion of the compensation committee, from authorized but unissued shares or outstanding options that expire or are cancelled. If shares covered by an option cease to be issuable for any reason, such number of shares will no longer count against the shares authorized under the plan and may again be granted under the plan.

Adjustments in Our Capital Structure
          The number and kind of shares available for grants under our 2003 Stock Option Plan and any outstanding options under the plan, as well as the exercise price of outstanding options, will be subject to adjustment by the compensation committee in the event of any merger, consolidation, reorganization, stock split, stock dividend or other event causing a capital adjustment affecting the number of outstanding shares of common stock. In the event of a capital adjustment, the compensation committee may change the number and kind of shares granted under the plan. In the event of a business combination or in the event of a sale of all or substantially all of our assets, the compensation committee may cash out some or all of the unexercised, vested options under the plan, or allow some or all of the options to remain outstanding, subject to certain conditions. Unless otherwise provided in individual option agreements, the vesting of outstanding options will not accelerate in connection with a business combination or in the event of a sale of all or substantially all of our assets.

Amendment and Termination
          Our board of directors has authority to suspend, amend or terminate the plan, except as would adversely affect participants’ rights to outstanding awards without their consent. Our compensation committee has the authority to interpret the plan and options granted under the plan and to make all other determinations necessary or advisable for plan administration.

Administration
          The compensation committee has full discretionary authority to determine all matters relating to options granted under the plan.
          The compensation committee has the authority to determine (i) the participants to receive options, (ii) the number of shares subject to each option, (iii) the exercise price of each option, (iv) any vesting schedule, (v) any acceleration of the exercise date and (vi) any extension of the exercise period.
          Our company also grants options to individuals or entities pursuant to written agreements not subject to the terms of this plan. Please see below under “Description of Capital Stock” for further discussion of our stock options.
Stock Appreciation Rights Plan
          Our Stock Appreciation Rights Plan is administered by the compensation committee and provides for the granting of awards of stock appreciation rights, or SARs. A SAR represents a right to receive the appreciation in value, if any, of our common stock over the base price of the SAR. The objectives of the plan include attracting, motivating and retaining the best personnel and promoting our success by linking the interests of our employees, directors and consultants with our company’s success. We adopted this plan in January 2006 and, as of March 31, 2006, we had 65,700 SARs outstanding, all with a base value of $5.00. The SARs generally vest over a four year period of continuous service by the employee and expire on the tenth anniversary date of issuance. Upon surrender of each SAR, unless we elect to deliver common stock, we will pay an amount in cash equal to the excess of the trading price of our common stock over the base price of the SAR surrendered. In general, the SARs are granted at the current fair market value, as established by the compensation committee.

SARs Available for Issuance
          The SARs under this plan relate to our Class A common stock. There are 500,000 SARs authorized under the plan. The shares to be delivered under the plan will be made available, at the discretion of the compensation committee, from authorized but unissued SARs or outstanding SARs that expire or cancelled.

Adjustments Changes in Our Capital Structure
          The number and kind of shares available for SARs under our Stock Appreciation Rights Plan and any outstanding SARs under the plan, as well as the exercise price of outstanding options, will be subject to adjustment by the compensation committee in the event of any merger, consolidation, reorganization, stock split, stock dividend or other event causing a capital adjustment affecting the number of outstanding shares of common stock. In the event of an capital adjustment, the compensation committee may change the number and kind of shares granted under the plan. In the event of a business combination or in the event of a sale of all or substantially all of our property, any outstanding SARs will expire as long as all holders of SARs under the plan receive advance notice and an opportunity to surrender the outstanding SARs.
          The compensation committee, in its sole discretion, may determine to redeem some or all of the outstanding, vested awards for an amount equal to the surrender value under the plan.

Amendment and Termination
          Our board of directors has authority to suspend, amend or terminate the plan. Our board of directors may, but does not expect to, terminate this plan in connection with our initial public offering.
          If our board of directors terminates this plan following this offering unvested SARs will expire and vested SARs automatically will be surrendered.

Administration
          The compensation committee has full discretionary authority to determine all matters relating to options granted under the plan.
          The compensation committee has the authority to determine (i) the participants, (ii) the number of SARs associated with each award, (iii) the value of each award, (iv) any vesting schedule, (v) any acceleration of the surrender date and (vi) any extension of the deadline to surrender.
Options/ SARs Grants
          The following table describes the stock options and stock appreciation rights (SARs) granted to our named executive officers during the year ended December 31, 2005:

Percent of Total
	Number of Shares		Options/SARs
	Underlying		Granted to			Grant Date
	Options/SARs		Employees in	Exercise or Base		Present
Name	Granted (#)(1)		Fiscal Year	Price ($/Share)	Expiration Date	Value ($)(2)

Craig O. McCaw	—
Benjamin G. Wolff	—		—	—	—	—
Perry S. Satterlee	—		—	—	—	—
John A. Butler	900,000	(3)	24.7%	$4.00	3/31/2015	$0.94
R. Gerard Salemme	—		—	—	—	—
Nicholas Kauser	—		—	—	—	—

(1)	In addition to the shares included in this table, we granted options to purchase 400,000 shares of common stock to Mr. Wolff, 400,000 shares to Mr. Satterlee, 200,000 shares to Mr. Salemme, 200,000 shares to Mr. Kauser and 150,000 shares to Mr. Butler. These options were granted at the discretion of our Compensation Committee on January 26, 2006.

(2)	We have used the Black-Scholes option pricing model to estimate the grant date present value of the options set forth in this table. Our use of this model should not be construed as an endorsement of its accuracy at valuing options. All stock option valuation models, including the Black-Scholes model, require a prediction about the future movement of the stock price. The real value of the options in this table depends upon the actual changes in the market price of our Class A common stock during the applicable period. We made the following assumptions when calculating the grant date present values: the option will be exercised after 6.25 years, no volatility, no annual dividend yield and a risk-free rate of return of 4.33%.

(3)	Option to purchase common stock granted pursuant to our stock option plan in connection with letter agreement naming Mr. Butler our Chief Financial Officer granted on March 31, 2005.
Aggregated Option/ SAR Exercises in the Last Fiscal Year and Fiscal Year-End
Option/ SAR Values
          The following table provides summary information of the options exercised during the year ended December 31, 2005 and the number of shares of our common stock represented by outstanding stock options held by each named executive officer as of December 31, 2005. There currently is no public trading market for our common stock. Accordingly, the dollar values in the table shown below are calculated based upon an assumed initial public offering price of $          per share, less the exercise price of the options, and multiplied by the number of shares subject to the stock option, without taking into account any taxes that may be payable in connection therewith.

			Number of Shares
			Underlying Unexercised		Value of Unexercised
			Options at Fiscal		In-the-Money Options
			Year-End (#)		at Fiscal Year-End ($)
	Shares Acquired	Value
Name(1)	on Exercise (#)	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Craig O. McCaw	—	$—	1,250,000	3,750,000	$	$
Benjamin G. Wolff	—	—	500,000	1,500,000
Perry S. Satterlee	—	—	250,000	750,000
John A. Butler	—	—	—	900,000
R. Gerard Salemme	—	—	812,500	1,187,500
Nicholas Kauser	—	—	750,000	1,250,000

(1)	In addition to the shares included in this table, we granted options to purchase 400,000 shares of common stock to Mr. Wolff, 400,000 shares to Mr. Satterlee, 200,000 shares to Mr. Salemme, 200,000 shares to Mr. Kauser and 150,000 shares to Mr. Butler. These options were granted at the discretion of our Compensation Committee on January 26, 2006.
Employment Agreements

Perry S. Satterlee
          We have entered into an employment agreement with Perry S. Satterlee, our Co-President, and the President and Chief Executive Officer of Clearwire LLC, for renewable one year terms, most recently effective June 28, 2005. Mr. Satterlee is responsible for the establishment, maintenance, and operation of our wireless broadband network. Under his employment agreement, Mr. Satterlee is entitled to receive an annual base salary of $350,000, subject to review by our compensation committee. Mr. Satterlee also is entitled to an annual cash bonus based on his performance. Effective June 28, 2004, Mr. Satterlee was granted a sign-on bonus of (i) 1,000,000 restricted shares of common stock, which shares vest over a two-year period, (ii) an option to purchase 1,000,000 shares of our common stock, which options vest over a four-year period and (iii) a lump sum payment equal to Mr. Satterlee’s tax liability associated with the grant identified in (i) above. If we terminate Mr. Satterlee’s employment without cause, we will pay Mr. Satterlee a lump sum payment in the amount of his annual base salary plus an amount equal to the most recent annual bonus payment he received. Our failure to renew the agreement for any subsequent one-year terms shall be deemed to be a termination without cause. The agreement also contains a provision obligating him to not compete with our company for a period of one year after termination of his employment relationship with our company, unless we terminate him without cause.

Offer Letters
          We do not have formal employment agreements with any of our other senior executive officers; however, certain executives’ compensation and other arrangements are set forth in offer letters provided to each of them.

John A. Butler
          Effective March 8, 2005, we entered into a letter agreement with John A. Butler providing for his employment as Chief Financial Officer beginning on March 14, 2005. Under his letter agreement, Mr. Butler is entitled to receive an annual base salary of $300,000, subject to review by our compensation committee. Mr. Butler also is eligible to receive an annual discretionary performance-related bonus. In addition, we granted Mr. Butler options to purchase 900,000 shares of our company’s Class A common stock. Mr. Butler has entered into an agreement not to compete with us for a period of one year after termination of his employment relationship with us. In addition, we have a verbal agreement with Mr. Butler to provide him with a severance benefit equal to his annual salary.

Nicolas Kauser
          Effective May 17, 2004, we entered into a letter agreement with Nicolas Kauser providing for his employment as President, International Operations of Clearwire Corp., President of Clearwire Europe, s.a.r.l., and President of Clearwire International, LLC beginning May 3, 2004. Under his letter agreement, Mr. Kauser is entitled to receive an annual base salary of $250,000, subject to review by our compensation committee. Mr. Kauser also is eligible to receive an annual discretionary performance-related bonus. As a condition of employment, Mr. Kauser has entered into an agreement not to compete with us for a period of one year after termination of his employment relationship with us.

R. Gerard Salemme
          Effective April 30, 2004, we entered into a letter agreement with R. Gerard Salemme providing for his employment as Executive Vice President, External Affairs, beginning April 1, 2004. Under his letter agreement, Mr. Salemme is entitled to receive an annual base salary of $300,000, subject to review by our compensation committee. Mr. Salemme also is eligible to receive an annual discretionary performance-related bonus. If we terminate Mr. Salemme’s employment without cause, we will pay Mr. Salemme a lump sum payment equal to six months of his base salary. As a condition of employment, Mr. Salemme has entered into an agreement not to compete with us for a period of one year after termination of his employment relationship with us.

Benjamin G. Wolff
          Effective April 1, 2004, we entered into a letter agreement with Benjamin G. Wolff providing for his employment as Executive Vice-President, Corporate Affairs, beginning on April 1, 2004. Under his letter agreement, Mr. Wolff is entitled to receive an annual base salary of $250,000, subject to review by our compensation committee. Mr. Wolff also is eligible to receive an annual discretionary performance-related bonus. In addition, we granted Mr. Wolff options to purchase 1,000,000 shares of our company’s Class A common stock, which options will vest over a four year period, provided that all unvested options will accelerate upon a change of control of our company. If we terminate Mr. Wolff’s employment without cause, we will pay Mr. Wolff a lump sum payment equal to his annual base salary. As a condition of employment, Mr. Wolff has entered into an agreement not to compete with us for a period of one year after termination of his employment relationship with us.

Amendments to Stock Option Agreements
          We plan to enter into agreements with certain of our senior executive officers that provide for the accelerated vesting of outstanding option grants upon a change of control.
Employee Benefit Plans
          Our full-time employees, including our executive officers, are entitled to various employee benefits. These benefits include the following: medical and dental care plans; flexible spending accounts for healthcare; life, accidental death and dismemberment and disability insurance; employee assistance programs (confidential counseling); benefit advocacy counseling; a 401(k) plan; and paid time off.

401(k) Plan
          In connection with our merger with NextNet in March 2004, we acquired NextNet’s 401(k) Plan and amended the plan to become our 401(k) Plan effective July 1, 2004. This defined contribution plan covers all employees. Participants may contribute up to 60% of their compensation in any plan year, subject to an annual limitation. Employer contributions may be made at the discretion of our company’s board of directors. We have not made contributions made to our 401(k) Plan.
          Until July 1, 2004, we offered a 401(k) Plan to eligible employees as part of a 401(k) Plan administered by ERH. Under the plan, employees were eligible for matching contributions after six months of service for 100% of the employees’ contributions, up to 5% of total employee compensation. There were no matching contributions by we in 2004. The employees on this plan transferred into our 401(k) plan in 2005.
          We also acquired CTI’s 401(k) Plan in November 2003. We intend to terminate this plan in 2006. Upon termination of the plan, the funds for prior CTI employees will be transferred to our 401(k) plan or disbursed to the participants.
          While we have no additional formal benefit plans, offer letters provided to some of our officers and managers contain bonus target levels of performance, which may result in a cash or stock option bonus payable to the officer or manager upon satisfaction of the target levels of performance.

PRINCIPAL STOCKHOLDERS
          The following table shows information regarding the beneficial ownership of shares of our Class A common stock as of May 9, 2006 and shows the number of and percentage owned by:

•	each person who is known by us to own beneficially more than 5% of our Class A common stock;

•	each member of our board of directors;

•	each of our named executive officers; and

•	all members of our board of directors and our executive officers as a group.
          Except as indicated in the footnotes to this table (i) each person has sole voting and investment power with respect to all shares attributable to such person and (ii) each person’s address is c/o Clearwire, 5808 Lake Washington Boulevard NE, Suite 300, Kirkland, Washington 98033.

	Shares Beneficially Owned			Shares Beneficially Owned
	Before this Offering			After this Offering

	Number	%(1)	% Voting	Number	%	% Voting

Eagle River Holdings, LLC(2)	108,893,876	47.2	82.7	108,893,876
Bell Canada(3)	25,000,000	14.4	3.4	25,000,000
OB Wireless LLC(4)	21,000,000	12.1	2.8	21,000,000
James Clark(5)	12,100,000	7.0	1.6	12,100,000
Hispanic Information and Telecommunications Network, Inc.(6)	11,089,152	6.4	1.5	11,089,152
Intel Capital Corporation(7)	10,000,000	5.8	1.4	10,000,000
Craig O. McCaw(8)	110,478,876	47.6	82.9	110,478,876
R. Gerard Salemme(9)	1,125,000	*	*	1,125,000
Nicolas Kauser(10)	1,000,000	*	*	1,000,000
Stuart M. Sloan(11)	812,263	*	*	812,263
Peter L. S. Currie	800,500	*	*	800,500
José Luis Rodriguez(12)	2,121,280	1.2	*	2,121,280
J. Timothy Bryan(13)	22,738	*	*	22,738
Richard Emerson(14)	271,238	*	*	271,238
Michael J. Sabia(15)	25,000,000	14.4	3.4	25,000,000
Benjamin G. Wolff(16)	109,893,876	47.4	82.8	109,893,876
Perry S. Satterlee(17)	1,500,000	*	*	1,500,000
John A. Butler(18)	225,000	*	*	225,000
All directors and executive officers as a group(12 persons)	144,356,895	62.8%	87.4%	144,356,895

*	Less than one percent.

(1)	The respective percentages of beneficial ownership of the common stock is based on 173,712,111 shares of common stock outstanding as of May 9, 2006 and assumes the exercise or conversion of all shares of Class B common stock beneficially owned by such person or entity and all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of May 9, 2006. Shares issuable pursuant to the conversion of Class B common stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B common stock, options or warrants for computing the percentage of outstanding common stocks beneficially owned by such person shares of Class B common stock, but are not deemed outstanding for computing the percentage of outstanding common stocks beneficially owned by any other person.

(2)	Includes 51,696,016 shares of common stock and 56,072,860 shares of Class B common stock. Includes 1,125,000 shares of common stock issuable upon exercise of warrants issued to Eagle River Holdings, LLC. Eagle River Holdings, LLC is controlled by Mr. McCaw. The manager of Eagle River Holdings, LLC is Eagle River, Inc., an entity controlled by and wholly-owned by Mr. McCaw. The address of such stockholder is 2300 Carillon Point, Kirkland, Washington 98033.

(3)	The address of such stockholder is 100 Rue de la Gauchetiere West, Suite 3700, Montreal, Quebec, Canada.

(4)	The stockholder is controlled by John E. McCaw, Jr., who is a brother of Craig O. McCaw. The address of such stockholder is 1301 First Avenue, Suite 200, Seattle, Washington 98065.
footnotes continued on the following page

(5)	Includes 12,100,000 shares of common stock issued in the name of Monaco Partners LP, an entity beneficially owned by Mr. Clark.

(6)	The address of such stockholder is 449 Broadway, Third Floor, New York, New York, 10013.

(7)	The address of such stockholder is 2200 Mission College Blvd., SC4-203, Santa Clara, California.

(8)	Includes options to purchase 1,250,000 shares of common stock. Includes 51,696,016 shares of common stock and 56,072,860 shares of Class B common stock issued to Eagle River Holdings, LLC. Includes 1,125,000 shares of common stock issuable upon exercise of warrants issued to Eagle River Holdings, LLC and 335,000 shares of common stock held by CWCI LLC. Mr. McCaw owns all of the voting membership interests in Eagle River Holdings, LLC and also controls and wholly-owns Eagle River, Inc., the manager of Eagle River Holdings, LLC. Mr. McCaw also controls CWCI LLC.

(9)	Includes options to purchase 1,125,000 shares of common stock.

(10)	Includes options to purchase 1,000,000 shares of common stock.

(11)	Includes options to purchase 7,188 shares of common stock. Includes 800,000 shares of common stock issued in the name of SMS Trust. Mr. Sloan is the Trustee of SMS Trust.

(12)	Includes options to purchase 14,688 shares of common stock. Includes warrants to purchase 191,891 shares of common stock issued to ITFS Spectrum Consultants LLC, and warrants to purchase 1,908,151 shares of common stock issued to ITFS Spectrum Advisors LLC. Mr. Rodriguez is a principal of ITFS Spectrum Consultants LLC and ITFS Spectrum Advisors LLC. The address of such stockholder is c/o HITN, Inc., 449 Broadway, Third Floor, New York, New York 10013.

(13)	Includes options to purchase 14,688 shares of common stock.

(14)	Includes options to purchase 14,688 shares of common stock.

(15)	Includes 25,000,000 shares of common stock held by Bell Canada. Mr. Sabia is the Chief Executive Officer of Bell Canada. The address of such stockholder is c/o Bell Canada, 100 Rue de la Gauchetiere West, Suite 3700, Montreal, Quebec, Canada.

(16)	Includes options to purchase 750,000 shares of common stock. Includes 250,000 shares of common stock granted in the form of restricted stock on April 17, 2006. Includes 51,696,016 shares of common stock and 1,125,000 shares of common stock issuable upon exercise of warrants, and 56,072,860 shares of Class B common stock, issued in the name of Eagle River Holdings, LLC. Mr. Wolff is the President of Eagle River Holdings, LLC and Eagle River, Inc., the manager of Eagle River Holdings, LLC.

(17)	Includes options to purchase 500,000 shares of common stock. Includes 150,000 shares of common stock issued in the name of PSS- MSS Limited Partnership. Mr. Satterlee is the General Partner of PSS-MSS Limited Partnership.

(18)	Includes options to purchase 225,000 shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Stockholders Agreement
          We and certain of our stockholders, including, without limitation, ERH, Bell Canada, Hispanic Information and Telecommunications Network, Inc., or HITN, ITFS Spectrum Advisors, LLC, or ITFS Advisors, and Clearwire Holdings, Inc., or CHI, are a party to our stockholders agreement. The stockholders agreement restricts transfer of our capital stock and conveys other rights, obligations and limitations upon us and our the stockholders who are party to that agreement. The stockholders agreement will terminate upon the consummation of this offering.
Registration Rights Agreements
          We entered into a registration rights agreement with ERH, HITN and CHI on November 13, 2003. We granted registration rights to certain other stockholders in a separate registration rights agreement dated March 16, 2004. Each of these agreements grants “piggyback” registration rights with respect to our Class A common stock, including our Class A common stock issuable upon conversion of our Class B common stock, as applicable, subject to standard cutback provisions imposed by underwriters, and rights to require us to effect Form S-3 registrations. These rights will become exercisable immediately after the consummation of this offering, subject to the expiry of the lock-up arrangements described elsewhere in this prospectus.
          Additionally, we granted registration rights to the holders of the warrants issued in conjunction with our senior secured notes due 2010. Under this registration rights agreement, not later than 120 days after the effectiveness of the registration statement of which this prospectus constitutes a part, we must file a resale registration statement on Form S-1 registering the resale of shares of Class A common stock issuable upon the exercise of the warrants. We must cause the Form S-1 resale registration statement to be declared effective within 180 days following the effectiveness of the registration statement of which this prospectus forms a part, and thereafter we must maintain that registration statement in effect (subject to certain suspension periods) for at least two years. If we fail to meet our obligations to file, make effective and maintain that registration statement we will be required to pay to each affected warrant holder an amount in cash equal to 2% of the purchase price of such holder’s warrants. This registration rights agreement also provides for incidental registration rights in connection with follow-on offerings, other than issuances pursuant to a business combination transaction or employee benefit plan.
          Each registration rights agreement allows us to continue to grant registration rights to other investors, some of which may be superior to the rights already granted. Each of our existing registration rights agreements provides that we are responsible for paying the costs and expenses of registration other than underwriter discounts, commissions and transfer taxes. Parties to each of these agreements may transfer their registration rights under certain circumstances, including to family members and other affiliates, in connection with a bona fide pledge for a secured loan, and in private transfers to accredited investors.
          Each of these registration rights agreements provides that, in connection with an underwritten public offering, and subject to certain limitations, the underwriters may reduce the number of shares that may be included by registration rights holders.
Relationships Among Certain Stockholders, Directors and Officers
          As of March 31, 2006, ERH held approximately 47% of our outstanding capital stock, including all of our outstanding Class B common stock and approximately 30% of our outstanding Class A common stock, measured in each case before the commencement of this offering. Eagle River, Inc., or ERI, is the manager of ERH. Each entity is controlled by Mr. McCaw. Because of the disproportion voting power of our Class B common stock following this offering, ERH directly, and Mr. McCaw indirectly, will hold capital stock that represents           % of our combined voting power assuming an initial public offering price of $          per share, and assuming no exercise of the underwriters’ over-allotment option. Mr. McCaw and his affiliates have significant investments in other telecommunications businesses, some of which may compete with us currently or in the future.
          In addition to serving as officers and directors for us and our affiliates, each of Messrs. Salemme, Wolff and Kauser, along with Robert Mechaley, an officer and director of our subsidiary, NextNet Wireless, Inc., provides services to ERI, ERH and their affiliates, for which they are compensated by ERI. Mr. McCaw is also the chairman and a director, and Mr. Salemme and Mr. Wolff are directors, of ICO Global Communications (Holdings) Limited, a developer of a telecommunications system. Mr. Salemme received compensation of $872,500 in the year ended December 31, 2005 for consulting services provided to ICO Global Communications. Such compensation is in addition to the compensation paid to such individuals by us, except for Messrs. McCaw and Mechaley, whom we do not directly compensate.
          Mr. Wolff, our Co-Chief Executive Officer and Co-President, was a partner at Davis Wright Tremaine LLP until April 2004. Mr. Wolff’s spouse is a partner with Davis Wright Tremaine LLP. Davis Wright Tremaine LLP has rendered substantial legal services to us since our formation, and continues to provide legal services to us, including in connection with this offering.
Advisory Services Agreement
          We are party to an advisory services agreement dated November 13, 2003, with ERI, which is wholly-owned by Mr. McCaw. This agreement has an initial term of three years and renews automatically for successive one year terms unless terminated by either party upon prior notice. ERI provides us with advisory and consulting services, including without limitation, advice regarding the development, ownership and operation of communications services, long-range planning and strategy for our development and growth, dealings with federal, state and local regulatory authorities, employment, retention and compensation of employees, procurement and maintenance of adequate insurance coverage, bookkeeping and accounting services, and short-term and long-term financial planning. In exchange for these services, we pay ERI an annual advisory fee of $800,000 and reimburse ERI for any out-of-pocket expenses incurred by ERI on our behalf. Expenses under the advisory services agreement incurred during fiscal years ended December 31, 2003, 2004 and 2005 amounted to $340,659, $124,756 and $295,652, respectively. The annual advisory fee also covers certain overhead expenses incurred by ERI on our behalf, including expenses related to support services, administrative support and office space for Messrs. McCaw, Wolff, Mechaley and Kauser. In 2003, 2004, and 2005, we paid ERI $106,666, $800,000 and $800,000, respectively, pursuant to the advisory services agreement. Except for compensation indirectly resulting from fees received by ERI under the advisory services agreement, we do not directly compensate Mr. McCaw or Mr. Mechaley. Additionally, in connection with this agreement we issued warrants to purchase 1,125,000 shares of our common stock at an exercise price of $1.00 per share. The warrants are held by ERH and expire on November 13, 2013.
Commercial Agreements between ERH and NextNet
          ERH, which is controlled by Mr. McCaw, and our subsidiary, NextNet, are parties to a master purchase agreement, support services agreement and escrow agreement dated July 9, 2003, as amended on April 14, 2006. Under these agreements, NextNet has agreed to sell its standard products and provide user support to ERH and its affiliates. NextNet sells some of these products to ERH at substantially reduced prices. The agreements also grant ERH certain exclusive rights to distribute NextNet equipment in Canada. During the fiscal years ended December 31, 2004 and 2005, we recorded revenues of $6.9 million and $9.7 million, respectively, from the sale of NextNet equipment and other products to ERH with a cost of $3.1 million and $1.9 million, respectively to ERH.

Agreement with Bell Canada
          We, ERH and Bell Canada are parties to an agreement, dated March 16, 2005, that provides Bell Canada with additional rights to those granted under the stockholders agreement and registration rights agreement. Among the rights granted to Bell Canada are:

•	The President and Chief Executive Officer of BCE Inc., the parent company of Bell Canada, is to be nominated for election to our board of directors until the earliest to occur of the date that (i) Bell Canada and its affiliates cease to own in the aggregate at least 5% of our total outstanding voting shares, (ii) Bell Canada and its affiliates cease to own in the aggregate at least 12,500,000 shares of our common stock, or (iii) any of our competitors acquires control of Bell Canada or BCE Inc. The Chief Executive Officer of Bell Canada, Mr. Sabia, currently is a member of our board of directors in accordance with this provision.

•	Subject to certain exceptions and adjustments, Bell Canada is entitled to receive additional shares of common stock for no consideration if we sell new shares at a price less than $4.00 per share. The right will terminate upon the closing this offering.

•	Until such time as Bell Canada and its affiliates hold less than 12,500,000 shares, we cannot sell any securities to certain Canadian competitors of Bell Canada other than in a public offering.

•	If we terminate or commit certain breaches or defaults under our master supply agreement with Bell Canada or BCE Nexxia Corporation, or if certain providers of VoIP services acquire a majority of the outstanding voting power of us or ERH, then we, ERH, Mr. McCaw, FFW and certain affiliates cannot enforce certain transfer restrictions and other rights under the stockholders agreement against Bell Canada and its affiliates.
Master Supply Agreement with Bell Canada and BCE Nexxia Corporation
          We and Clearwire LLC, our wholly-owned subsidiary, are parties to a master supply agreement dated March 16, 2005 with Bell Canada and BCE Nexxia Corporation, or BCE Nexxia, an affiliate of Bell Canada. Under the master supply agreement, Bell Canada and BCE Nexxia will provide or arrange for the provision of hardware, software, procurement services, management services and other components necessary for us to provide VoIP telephony services to our subscribers in the United States and will provide day-to-day management and operation of certain of the components and services necessary for us to provide these services. We have agreed to use Bell Canada and BCE Nexxia exclusively to provide such service unless such agreement violates the rights of third parties under our existing agreements. We also agreed to designate Bell Canada and BCE Nexxia as our and our affiliates’ preferred providers of VoIP telephony services and applications in markets beyond the United States, to the extent permitted under our existing agreements. In addition to these services, the master supply agreement grants Bell Canada and BCE Nexxia the right to supply certain required services and products in support of future service offerings by us and our affiliates. The master supply agreement can be terminated without cause on twelve months’ notice by either party given at any time on or after October 1, 2007.
          Under the master supply agreement, we have agreed to pay BCE Nexxia or Bell Canada a flat fee for each new subscriber of our VoIP telephony services. We will pay this fee either by issuing additional shares of our common stock or, in certain circumstances, by paying cash. The number of shares issued will be determined based on the price per share of common stock in our most recent round of equity financing at the time of issuance.
Master Spectrum Acquisition Agreement and Option Agreement with HITN
          We entered into a master spectrum acquisition agreement on November 13, 2003 with HITN, a non-profit FCC licensee of EBS spectrum. HITN owns approximately 6.4% of our common stock and is affiliated with José Luis Rodriguez, who serves on our board of directors. The master spectrum acquisition agreement provides the terms upon which HITN leases to one of our subsidiaries, Fixed Wireless

Holdings, its excess capacity on certain of its EBS frequencies in certain markets. Under this agreement, we initially paid $8.5 million in cash and issued 3,698,250 shares of our common stock to HITN. Upon reaching certain financial milestones for two consecutive fiscal quarters, we will be required to issue HITN additional shares of our common stock. The number of additional shares issuable to HITN is determined by dividing (i) the lesser of (a) $0.03 multiplied by the number of channels leased from HITN multiplied by the estimated population covered by spectrum leased to us under the agreement or (b) 1% of our net operating margin for such quarters, by (ii) our then current share price. In addition, we make ongoing monthly lease payments for each of these leases, which lease payments totaled approximately $34,000, $544,000 and $640,000 in the years ended December 31, 2003, 2004 and 2005. Simultaneously, we entered into a warrant agreement pursuant to which we agreed to issue to ITFS Advisors, an affiliate of Mr. Rodriguez, warrants to purchase a total of 1,908,151 shares of our common stock based upon ITFS Advisors assisting us in procuring agreements to lease or acquire additional spectrum.
          The master spectrum agreement was amended on March 29, 2004, pursuant to which we acquired additional licenses from HITN. In connection with that amendment and the lease of additional spectrum, we paid HITN an additional $3.0 million in cash and issued to HITN an additional 1,299,220 shares of our common stock.
          Additionally, on March 29, 2004, we entered into an option agreement with HITN pursuant to which we, or our designee, have an option to lease excess capacity or licenses for which HITN has pending applications, upon the grant of those licenses by the FCC. We paid approximately $1.5 million in cash upon entry into the option agreement and we delivered 500,000 shares of our common stock when the licenses were granted. We also accelerated the stock portion of the option consideration when licenses covering more than 50% of the channel households were granted.
Spectrum Access and Loan Facility Agreement with HITN and HITN Spectrum
          Under a spectrum access and loan facility agreement dated May 24, 2005, we have the option to provide financing to HITN Spectrum or its subsidiaries to facilitate the acquisition by HITN Spectrum, or a wholly-owned subsidiary of HITN Spectrum, of EBS licenses. HITN Spectrum is wholly-owned by HITN. After being presented with a potential acquisition, if we elect to finance the acquisition, we will advance the purchase price to HITN Spectrum in exchange for a promissory note. We will also advance certain approved expenses associated with the acquisition.
          All obligations under the promissory notes are secured by a security agreement granting us a first and exclusive lien on HITN Spectrum’s or its wholly-owned subsidiary’s. The obligations are further secured by a pledge agreement granting us a first priority, exclusive pledge by HITN of 100% of the securities of HITN Spectrum and its wholly-owned subsidiaries. In addition, all obligations are guaranteed by HITN. We may terminate this agreement at any time upon written notice to HITN and HITN Spectrum.
Spectrum Acquisition Consulting Agreement with ITFS Spectrum Consultants, LLC
          We entered into a spectrum acquisition consulting agreement with ITFS Spectrum Consultants, LLC, or ISC, an affiliate of Mr. Rodriguez, in February 1, 2005, which was amended in April 2006. ISC is wholly owned by HITN. Pursuant to this agreement, ISC will provide services to assist us in securing definitive agreements for the acquisition of spectrum capacity of EBS or BRS channels through spectrum license purchase, lease or sublease, or option to purchase. Upon the closing of an acquisition of spectrum rights, ISC is entitled to consideration if (i) ISC made an introduction to the third party whose license is the subject of the spectrum rights and such party was identified by us or an ISC approach channel and (ii) ISC has facilitated the execution of definitive agreements. An acquisition shall not be deemed to include any transaction pursuant to which ITFS Spectrum Advisors is entitled to be issued warrants.
          The consideration ISC receives is calculated based on the population of the area covered by the license. The consideration is paid when due, 25% in cash and 75% in warrants to purchase Class A common stock. The aggregate consideration under this agreement in most circumstances may not exceed

$2.5 million. Under this agreement, during the year ended December 31, 2005, we paid to ISC approximately $147,000 and issued to ISC warrants to purchase a total of 191,891 shares of our common stock. This agreement will terminate on the earlier of (i) March 17, 2007, (ii) such time as the maximum consideration has been reached or (iii) breach. Either party may terminate the agreement due to the other party’s breach if not cured within 15 days.
Indemnification Agreements
          We and Flux Fixed Wireless, LLC, an affiliate in which ERH directly, and Mr. McCaw indirectly, holds an equity interest, entered into an indemnification agreement dated November 13, 2003, pursuant to which we are required to indemnify, defend and hold harmless Flux Fixed Wireless and any of its directors, officers, partners, employees, agents and spouses and each of its and their affiliates to the fullest extent permitted by law for any claims made against an indemnitee by reason of the fact that the indemnitee is or was or may be deemed to be a stockholder, director, officer, employee, controlling person, agent or fiduciary of our company, or any of our subsidiaries. We are obligated to pay the expenses of any indemnitee in connection with any claims that are subject to the agreement.
          We also have entered into indemnification agreements that require us to indemnify each of Messrs. Wolff, Salemme and Kauser, to the fullest extent permitted by law for any claims made against each of these persons because he or she is, was or may be deemed to be a stockholder, director, officer, employee, controlling person, agent or fiduciary of Clearwire or any of our subsidiaries. We are obligated to pay the expenses of these persons in connection with any claims that are subject to the agreement.
          We have indemnified Mr. Butler and our other officers and directors pursuant to the terms of our certificate of incorporation, which provides for indemnification of our directors and executive officers who have not otherwise entered into an indemnification agreement with us. See the section entitled “Description of Capital Stock — Limitations on Liability and Indemnification of Officers and Directors.”
Acquisition of NextNet
          COM Holdings, LLC, or COM, a company managed by ERI and controlled by Mr. McCaw, previously held a majority of the outstanding shares of NextNet. In connection with the merger between NextNet and a wholly-owned subsidiary of Clearwire on February 23, 2004, COM consented to the merger. As a result of the payment of consideration to NextNet’s stockholders following the effectiveness of the merger, COM received 6,967,399 shares of our common stock.
Nextel Undertaking
          Mr. McCaw, Digital Radio, L.L.C., a company controlled by Mr. McCaw, and Nextel Communications, Inc. entered into an agreement dated March 5, 2003 regarding prior agreements dating back to 1995 of Mr. McCaw and Digital Radio not to compete with Nextel with respect to the purchase or use of wireless spectrum in North or South America. These agreements were entered into when Mr. McCaw was a director of Nextel, a position he held until December 2003. The parties amended the agreement effective October 3, 2003 to permit Mr. McCaw and his affiliates to pursue wireless opportunities relating to EBS and BRS spectrum. Thereafter, we and Mr. McCaw entered into an agreement and undertaking dated November 13, 2003, pursuant to which we and our affiliates agreed to comply with the terms of the amended agreement so long as we are a controlled affiliate of Mr. McCaw. Under the agreements, Nextel has the right to swap certain channels of owned or leased BRS or EBS with entities controlled by Mr. McCaw, including us, until October 3, 2006. Lastly, Nextel has a right of exchange with respect to certain BRS spectrum held or leased by us and a right of first refusal on a sale by us of certain owned or leased BRS and EBS spectrum to a third party on or before October 3, 2006. This right of first refusal only applies to that spectrum acquired, leased or subject to a contract for purchase or lease by us on or before August 13, 2004 or spectrum that was received in exchange for such spectrum.

          On October 24, 2005, as part of their investment in us, Nextel, Mr. McCaw, and Digital Radio agreed that certain sections of the foregoing agreement as amended had been fully satisfied and confirmed each party’s agreement that the agreement resolved any claims that either party may have arising from the agreement as amended. The contractual rights described above have effect through October 2006.
Intel Option Agreement
          On November 14, 2004, we granted Intel Capital Corporation the right to put up to 5 million shares of our Class A common stock at a price of $2.00 per share in certain circumstances. The put option may be exercised by Intel if, (a) within twelve months following the date of commercial availability of certain WiMAX-certified equipment, we fail to complete or use commercially reasonable efforts to cause certain affiliates to complete the test, deployment, verification and operation of networks using WiMAX-certified equipment that utilize, in the aggregate, at least as many base stations as we used in the twelve months preceding the date upon which such WiMAX equipment became commercially available, or (b) commencing on the six-month anniversary of the commercial availability date, we fail to use commercially reasonable efforts to cause certain affiliates to deploy WiMAX-certified equipment in all new markets or greenfield deployments.

DESCRIPTION OF INDEBTEDNESS
Senior Secured Notes Due 2010
          We summarize below the principal terms of the agreements that govern the senior secured notes due 2010. This summary is not a complete description of all of the terms of the senior secured notes.
          In August 2005, we issued an initial amount of $260.3 million aggregate principal amount of senior secured notes due 2010. We issued our senior secured notes in transactions exempt from or not subject to registration under the Securities Act. We also issued warrants to the purchasers of our senior secured notes entitling them to purchase up to 20,827,653 shares of our common stock, which we refer to as the warrants. In February 2006, we sold additional senior secured notes in an aggregate principal amount of $360.4 million and warrants to purchase 28,828,000 shares of our common stock.

Terms of Our Senior Secured Notes
          Our senior secured notes bear interest at 11% per annum. Interest on our senior secured notes is payable semi-annually on February 15 and August 15.
          We purchased and pledged approximately $124.3 million of non-callable government securities as interest payment collateral for our senior secured notes. Such amount is sufficient upon receipt of scheduled principal and interest payments thereon, to provide for the payment in full of scheduled interest payments due on our senior secured notes through November 15, 2007. If we issue additional senior secured notes pursuant to the indenture governing our senior secured notes, we must purchase and pledge additional non-callable government securities which will be sufficient, upon receipt of scheduled principal and interest payments thereon, to provide for the payment in full of the first three scheduled interest payments due on such additional notes.
          At our option, we may redeem our senior secured notes, in whole or in part at any time at a price equal to 102.5% of the principal amount of our senior secured notes redeemed plus any accrued and unpaid interest payable thereon. At the option of the holder, we are obligated to offer to redeem our senior secured notes upon the occurrence of certain specified events which result in a change in control of our company as set forth in the indenture. The redemption price is equal to 102.5% of the principal amount of our senior secured notes redeemed plus any accrued and unpaid interest payable thereon. In addition, upon such redemption, the holders of our senior secured notes being redeemed are entitled to receive a pro rata portion of any remaining interest payment collateral.
          Within one year of receiving the net proceeds from an asset sale, as defined in the indenture, certain of our subsidiaries may apply such proceeds at their option to redeem notes on a pro rata basis and a pro rata or lesser amount of indebtedness that is pari passu with our senior secured notes, to purchase replacement assets, or have us offer to purchase the maximum principal amount of our senior secured notes and other pari passu indebtedness that may be purchased with the net proceeds of the asset sale to the holders of our senior secured notes and pari passu indebtedness that contains provisions similar to those set forth in the indenture with respect to repurchase offers. We refer to such an offer as an asset sale offer. The asset sale offer price is payable in cash and will equal 100% of the principal amount of our senior secured notes and 100% of the pari passu indebtedness plus the respective accrued and unpaid interest from the date of purchase. Any net proceeds that remain outstanding a year after the completion of an asset sale shall be used to make an asset sale offer.
          As long as our senior secured notes are outstanding, we must comply with certain restrictive covenants in the indenture that, among other things, prohibit or limit our ability and/or the ability of certain of our subsidiaries to:

•	pay dividends on, redeem or repurchase our capital stock;

•	incur additional indebtedness;

•	permit liens on any assets pledged as collateral;

•	sell all or substantially all of our assets or consolidate or merge with or into other companies;

•	conduct sales of assets pledged as collateral;

•	repay existing indebtedness;

•	engage in alternate lines of business;

•	determine sufficient levels of compliance with FCC regulations for our spectrum licenses;

•	engage in transactions with affiliates; and

•	engage in sale-leaseback transactions.

Security for Our Senior Secured Notes
          Together with their respective existing and future domestic restricted subsidiaries, our subsidiaries, Clearwire LLC, Fixed Wireless Holdings, LLC and NextNet Wireless, Inc., jointly and severally guarantee on a senior secured basis our obligations under our senior secured notes. Liens on all of the assets of these entities and their respective domestic subsidiaries, which currently constitute a significant majority of our domestic spectrum and operating assets, secure our senior secured notes. In addition, the interest payment collateral that we purchased and pledged secures our obligation to make the interest payments under our senior secured notes through November 15, 2007.
          The indenture governing our senior secured notes grants the holders of our senior secured notes various remedies with respect to our senior secured notes and the collateral pledged to secure our senior secured notes in the event of a default by us with respect to payment of our obligations under our senior secured notes or compliance by us or our subsidiaries with the covenants under the indenture. Among these remedies, the holders of our senior secured notes will be entitled to accelerate the Company’s obligations under our senior secured notes and to foreclose on all of the assets pledged as collateral.

Terms of the Warrants
          As of March 31, 2006, the number of shares of common stock underlying the warrants was 49,655,653 shares in the aggregate, and will remain fixed upon determination of the exercise price following the offering, as described below. Holders may exercise their warrants at any time following this offering. The warrants expire on the later of August 5, 2010, which is the fifth anniversary of their issuance, or the second anniversary of the expiration of the lock-up period following this offering.
          The exercise price of the warrant is the lesser of $5.00 per share or the volume weighted average price of the common stock for the first twenty trading days following expiration of the lock-up period applicable to the holder of such warrant, if any, following this offering.
          We granted the holders of the warrants registration rights covering the shares subject to issuance under the warrants. These registration rights are described in the section “Certain Relationships and Related Transactions — Registration Rights Agreements.”

DESCRIPTION OF CAPITAL STOCK
          The following summary of certain provisions of our capital stock does not purport to be complete and is subject to our third amended and restated certificate of incorporation our amended and restated bylaws and the provisions of applicable law. Copies of our third amended and restated certificate of incorporation and amended and restated bylaws will be filed as exhibits to the registration statement, of which this prospectus is a part.
Authorized Capitalization
          Our authorized capital stock consists of:

•	500,000,000 shares of Class A common stock, par value $0.0001 per share;

•	100,000,000 shares of Class B common stock, par value $0.0001 per share; and

•	5,000,000 shares of preferred stock, par value $0.0001 per share.
          After this offering there will be                      shares of our Class A common stock, 56,072,860 shares of our Class B common stock and no shares of our preferred stock outstanding. All shares of common stock to be outstanding upon completion of this offering will be validly issued, fully paid and non-assessable.
Capital Stock
          Immediately following the closing of this offering, Mr. McCaw will beneficially own shares of our capital stock representing      % of the combined voting power of our outstanding capital stock. As a result, Mr. McCaw will be able to control the outcome of substantially all matters submitted to a vote of our stockholders, including the election of directors, amendments to our certificate of incorporation and mergers or other business combinations. As of March 31, 2006, there were 78 and 1 stockholders of record of our Class A common stock and Class B common stock, respectively.
          The rights of the Class A common stock and Class B common stock are identical, except with respect to voting and conversion.
          Voting rights. Each holder of our Class A common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Each holder of our Class B common stock is entitled to ten votes per share on each matter submitted to a vote of stockholders. Holders of our Class A and Class B common stock vote together as a single class on each matter submitted to a vote of the stockholders. Our bylaws provide that the presence of holders of shares representing a majority of the combined voting power of our outstanding capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law or our certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.
          Dividends. Each holder of shares of our capital stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. We do not, however, intend to pay dividends on our capital stock in the foreseeable future. See the section entitled “Dividend Policy.” These rights are subject to the preferential rights of any other class or series of our preferred stock.
          Other rights. Each holder of Class A common stock is subject to, and may be adversely affected by, the rights of the holders of shares of Class B common stock or any series of preferred stock that we may designate and issue in the future. We have granted to the holders of warrants issued in connection with our issuance and sale of senior secured notes, due 2010, pre-emptive rights to maintain their percentage ownership existing prior to each sale of our equity or other securities or instruments that are convertible into or exchangeable or exercisable for shares of our capital stock that we issue in connection with an offering not registered under the Securities Act after August 5, 2005, subject to certain limitations. These pre-emptive rights expire one year after the completion of this offering. This offering is not subject to such pre-emptive rights.
          Conversion rights of Class B common stock. Subject to obtaining any necessary approvals of the FCC, our Class B common stock is convertible as follows:

•	holders of shares of our Class B common stock may elect at any time to convert such shares into an equal number of shares of Class A common stock; and

•	upon transfer to anyone other than ERH or Mr. McCaw, or certain affiliates of ERH or Mr. McCaw, the Class B common stock will automatically convert into an equal number of shares of Class A common stock.
          Rights upon liquidation. If our company is involved in a consolidation, merger, recapitalization, reorganization, or similar event, each holder of Class A common stock will receive the same amount of consideration per share, and each holder of Class B common stock will receive the same amount of consideration per share as the Class A common stockholders, as if the Class B common stock had been converted into Class A common stock. If the consideration payable to holders of our capital stock in the transaction will consist of securities, the such holders will receive the same consideration per share, except that the holders of Class B common stock may receive securities in the transaction entitling them to ten votes per share.
Preferred Stock
          We do not have any shares of preferred stock outstanding. Our board of directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the General Corporation Law of the State of Delaware, or DGCL. The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our capital stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our company.
Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions
          Certain provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, may discourage certain types of takeover practices and takeover bids, and encourage persons seeking to acquire control of our company to first negotiate with us. We believe that the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute
          We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions):

•	prior to such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

•	on or before such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is now owned by the interested stockholder.
          Generally, a “business combination” includes:

•	a merger or consolidation involving us and the interested stockholder;

•	a sale of 10% or more of the assets of the corporation;

•	a stock sale, subject to certain exceptions, resulting in the transfer of the corporation’s stock to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholders; or

•	other transactions resulting in a financial benefit to the interested stockholder.
          Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Election and Removal of Directors
          Our bylaws require a minimum of five directors and a maximum of eleven directors with the number of directors to be fixed by board resolution. We currently have eight directors. Directors are elected by a plurality of the votes present at each annual meeting of our stockholders. Under our stockholders agreement each of HITN, CHI and Bell Canada have the right to nominate a member of our board of directors under certain circumstances. Our stockholder’s agreement will expire upon this offering; however, Bell Canada’s will retain its right to nominate a member of our board pursuant to a side agreement. See “Certain Relationships and Related Transactions” for a description of our side letter agreement with Bell Canada.
          Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Board Meetings
          Our bylaws provide that the chairman of the board, the chief executive officer (if a director), the president (if a director), or a majority of the directors, may call special meetings of the board of directors.

Special Meetings of Stockholders
          Our certificate of incorporation provides that special meetings of our stockholders may be called only by our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals
          Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors when nominating its director designees.

No Stockholder Action by Written Consent
          Our certificate of incorporation prohibits stockholder action by written consent.

Limitations on Liability and Indemnification of Officers and Directors
          Our certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the DGCL. The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our certificate of incorporation provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our certificate of incorporation also include provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL. We have entered into indemnification agreements with certain of our directors which require us, among other things, to indemnify them against certain liabilities which may arise by reason of his status or service as a director, other than liabilities arising from bad faith or willful misconduct of a culpable nature. According to our third amended and restated certification of incorporation, if any director or officer enters into an indemnification agreement with us, the provisions of that agreement will govern our obligations relating to any claim of indemnification. We also intend to maintain director and officer liability insurance, if available on reasonable terms.
          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Corporate Opportunities and Transactions with Craig O. McCaw, ERH and their Affiliates
          In recognition that directors, officers, stockholders, members, managers or employees of ERH and its affiliates may serve as our directors or officers, and that the Mr. McCaw, ERH and their affiliates, or the ERH Entities, may engage in similar activities or lines of business that we do, our certificate of incorporation provides for the allocation of certain corporate opportunities between us and the ERH Entities. Specifically, none of the ERH Entities or any director, officer, stockholder, member, manager or employee of the ERH Entities has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that an ERH Entity, for so long as such ERH Entity serves as a director or officer of our company, acquires knowledge of a potential transaction or matter which may be a corporate opportunity for them and us, we will not have any expectancy in such corporate opportunity, and such ERH Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for themselves or direct such opportunity to another person. In addition, if any of our directors or officers serve as a director, officer, member, manager or employee of any ERH Entity and acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and an ERH Entity, we will not have any expectancy in such corporate opportunity unless such corporate opportunity is expressly offered to such person in his or her capacity as a director or officer of our company.

          The above provision shall automatically, without any need for any action by us, be terminated and void at such time as ERH Entities beneficially own less than 20% of us.
          In recognition that we may engage in material business transactions with the ERH Entities, from which we are expected to benefit, our certificate of incorporation provides that any of our directors or officers who also serve as a director, officer, stockholder, member, manager or employee of any ERH Entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if:

•	The transaction was fair to us and was made on terms that are not less favorable to us than could have been obtained from a bona fide third party, at the time we entered into the transaction; and

•	either (i) the transaction was approved, after being made aware of the material facts of the relationship between each of our company or any of our affiliates and the ERH Entity and the material terms and facts of the transaction, by (a) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction or (b) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who do not have a material interest in the transaction, or (ii) the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote, excluding ERH or Mr. McCaw, as applicable, and any other person who has a material financial interest in the transaction.
          By becoming a stockholder in our company, you will be deemed to have notice of and consented to these provisions of our certificate of incorporation. Any amendment to the foregoing provisions of our certificate of incorporation requires the affirmative vote of at least 80% of the voting power of all shares of our common stock then outstanding.

Authorized but Unissued Shares
          Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Supermajority Provisions
          The DGCL provides generally that the affirmative vote of a majority in voting power of the outstanding shares entitled to vote is required to amend our certificate of incorporation, unless the certificate of incorporation or bylaws require a greater percentage. Our organizational documents provide that the following provisions in the certificate of incorporation or bylaws may be amended only by a vote of two-thirds or more in voting power of all the outstanding shares of our capital stock entitled to vote:

•	the prohibition on stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in our board of directors and the chairman of our board of directors;

•	the provisions relating to advance notice requirements for stockholder proposals and directors nominations;

•	the provisions relating to the removal of directors;

•	the limitation on the liability of our directors to us and our stockholders and the obligation to indemnify and advance reasonable expenses to the directors and officers to the fullest extent authorized by the DGCL;

•	the provisions relating to corporate opportunities and transactions with Mr. McCaw, ERH and their affiliates; and

•	the supermajority voting requirements listed above.
          In addition, our certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation. Our certificate of incorporation provides that this provision may be amended only by a vote of two-thirds or more in voting power of all the outstanding shares of our capital stock entitled to vote.
Trading and Listing
          We intend to apply for listing of our Class A common stock on the Nasdaq National Market under the trading symbol “CLWR.”
Transfer Agent And Registrar
          The transfer agent and registrar for our common stock is                     .

SHARES ELIGIBLE FOR FUTURE SALE
          Prior to this offering, there has been no public market for our shares of common stock. Future sales of substantial amounts of our common stock in the public market, or the availability of such shares because of future sales or the expiry of backups or holding periods, could adversely affect prevailing market prices and could impair our ability to raise capital through equity securities.
          Upon completion of this offering,                      shares of our common stock will be outstanding, based on                      shares of Class A common stock and                      shares of Class B common stock outstanding as of March 31, 2006, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. Of our outstanding shares, the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that shares owned by our “affiliates,” as that term is defined in Securities Act Rule 144 may be sold only in compliance with the Rule 144 limitations described below. Additional shares will be available for sale in the public market as follows:

•	on the date of this prospectus, shares will be available for immediate sale;

•	between the date of this prospectus and 90 days after the date of this prospectus, shares will be available for sale pursuant to Rule 144(k);

•	90 days after the date of this prospectus, shares will be available for sale pursuant to Rules 144 or 701;

•	between 90 days and 180 days after the date of this prospectus shares will be available for sale pursuant to Rules 144, 144(k) or 701;

•	180 days after the date of this prospectus, shares will be available for sale upon to the expiration of lock-up agreements or pursuant to, Rules 144, 144(k) or 701; and

•	at various times thereafter, shares will become available for sale upon expiration of applicable holding periods.
          Upon completion of this offering, our existing stockholders will own                      shares of common stock representing an aggregate      % ownership interest in us after the offering (or                      shares of common stock representing a      % aggregate ownership interest in us, assuming the underwriters exercise their over-allotment option in full).
          We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. In addition, we also may grant registration rights covering shares of common stock issued in connection with any such acquisitions and investments.
Lock-Up Arrangements
          We, certain of our existing stockholders, our executive officers and our directors have agreed, with specified exceptions, not to sell or transfer any of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters on behalf of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock or any right to acquire shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

          Notwithstanding the foregoing, if the 180th day after the date of this prospectus occurs within 17 days following an earnings release by us or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 180th day, the 180-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event unless such extension is waived by the representatives of the underwriters on behalf of the underwriters.
Stock Options
          As of March 31, 2006, options to purchase 27,243,003 shares of common stock were outstanding. Upon completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register the issuance of all 27,243,003 shares of common stock subject to outstanding options and up to an additional 2,756,997 shares of common stock issuable under our stock option plan. Accordingly, shares of common stock issued under this plan will be eligible for sale in the public markets, subject to applicable securities laws, vesting restrictions and the lock-up agreements described above. See the section entitled “Management — 2003 Stock Option Plan.”
Registration Rights Agreements
          Beginning 180 days after the date of this offering, holders of                      shares of our common stock will be entitled to have their shares included for sale in subsequent registered offerings of our common stock. These stockholders also will be entitled to cause us to register resales of their shares beginning three months after the first anniversary of this offering. In addition, immediately following this offering, holders of warrants exercisable into shares of our common stock will be able to require us to file a registration statement with respect to the shares issuable upon exercise of their warrants. However, holders of warrants entitled to require such registration have entered into an agreement with us not to sell, pledge or otherwise dispose of shares received upon exercise of their warrants for a period of 180 days after the date of this prospectus, although these holders may require us to file a registration statement relating to shares issuable upon exercise of their warrants on or after 120 days after the date of this prospectus. See the section entitled “Certain Relationships and Related Transactions — Registration Rights Agreements.”
Rule 144
          In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any person, including an affiliate of Clearwire, who has beneficially owned shares of our common stock for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock; and

•	the average weekly trading volume in the common stock on the Nasdaq Stock Market during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission.
          Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.
          Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Rule 701
          In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
          The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of our Class A common stock to a non-United States holder. A “non-United States holder” means a beneficial owner of our Class A common stock that is, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or foreign trust.
          If a partnership holds our Class A common stock, then the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, then you should consult your own tax advisors.
          This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
          This summary does not address all aspects of United States federal income taxes that may be relevant to non-United States holders in light of their personal circumstances, and does not deal with federal taxes other than the federal income tax or with foreign, state, local or other tax considerations. Special rules, not discussed here, may apply to certain non-United States holders, including:

•	United States expatriates,

•	controlled foreign corporations

•	passive foreign investment companies, and

•	corporations that accumulate earnings to avoid United States federal income tax.
Such non-United States holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.
          This summary applies only to a non-United States holder that holds our Class A common stock as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code), and assumes that no item of income or gain in respect of the Class A common stock at any time will be effectively connected with a United States trade or business conducted by the non-United States holder.
          If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership of Class A common stock, as well as the consequences to you arising under United States taxes other than the federal income tax or under the laws of any other taxing jurisdiction.
Dividends
          Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes) generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
          If you wish to claim the benefit of an applicable treaty rate and to avoid backup withholding tax, as discussed below, for dividends, then you must (a) provide the withholding agent with a properly completed Internal Revenue Service Form W-8BEN (or other applicable form), and certify under penalties of perjury that you are not a United States person and are eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-United States holders other than corporations or individuals.
          If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.
Gain on Disposition of Class A Common Stock
          You generally will not be subject to United States federal income tax with respect to gain realized on the disposition of our Class A common stock, unless:

•	if you are an individual, you are present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•	we are or have been during a specified testing period a “United States real property holding corporation” for United States federal income tax purposes.
          We believe that we have not been and are not, and we do not anticipate becoming, a “United States real property holding corporation” for United States federal income tax purposes.
Information Reporting and Backup Withholding Tax
          We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and amount of tax, if any, withheld with respect to such dividends. The Internal Revenue Service may make the information returns reporting such dividends and withholding available to the tax authorities in the country in which you are resident.
          In addition, you may be subject to information reporting requirements and backup withholding tax with respect to dividends paid on, and the proceeds of disposition of, shares of our Class A common stock, unless, generally, you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a United States person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our Class A common stock are as follows:

•	If the proceeds are paid to or through the United States office of a broker, they generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a United States person or you otherwise establish an exemption.

•	If the proceeds are paid to or through a non-United States office of a broker that is not a United States person and is not a foreign person with certain specified United States connections (a United States-related person), information reporting and backup withholding tax will not apply.

•	If the proceeds are paid to or through a non-United States office of a broker that is a United States person or a United States related person, they generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a United States person or you otherwise establish an exemption.
          Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is furnished by you to the Internal Revenue Service.

UNDERWRITING
          Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
Bear, Stearns & Co. Inc.
Wachovia Capital Markets, LLC

Total

          The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.
          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
          The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
          The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Clearwire Corporation	$	$	$
          The expenses of the offering, not including the underwriting discount, are estimated at $          and are payable by us.

Over-allotment Option
          We have granted an option to the underwriters to purchase up to                     additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
          We and our executive officers and directors and all existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other individuals have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.
          This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Quotation on the Nasdaq National Market
          We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “CLWR.”
          Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives and lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives and the lead managers believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

          An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.
          The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
          Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
          If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.
          The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.
          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Reserved Shares
          At our request, the underwriters have reserved for sale, at the initial public offering price, up to                     Class A common shares, offered by this prospectus for sale to some of our directors, officers and employees. If these persons purchase reserved Class A common shares, this will reduce the number of Class A common shares available for sale to the general public. Any reserved common shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other Class A common shares offered by this prospectus.
Electronic Distribution
          Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not part of this prospectus.
Other Relationships
          Each of the representatives of the underwriters acted as a placement agent of our senior secured notes and warrants and, in the future, the underwriters may, from time to time, engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.
          Each underwriter has represented, warranted and agreed that:

•	it has not made and will not make an offer of the shares to the public in the United Kingdom prior to the publication of prospectus in relation to the shares of our common stock and the offer that has been approved by the Financial Services Authority (“FSA”) or, where appropriate, approved in another Member State and notified to the FSA, all in accordance with the Prospectus Directive, except that it may make an offer of the shares to persons who fall within the definition of “qualified investor” as that term is defined in Section 86(1) of the Financial Services and Markets Act 2000 (“FSMA”) or otherwise in circumstances which do not result in an offer of transferable securities to the public in the United Kingdom within the meaning of the FSMA;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) received by it in connection with the issue or sale of any shares in circumstances in which Section 21(1) of FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from, or otherwise involving the United Kingdom.

LEGAL MATTERS
          The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Davis Wright Tremaine, LLP, Seattle, Washington. Certain legal matters relating to this offering will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Certain legal matters relating to this offering will be passed on for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.
          Benjamin G. Wolff, our Co-President and Co-Chief Executive Officer, was a lawyer at Davis Wright Tremaine LLP from August 1994 until April 2004. Mr. Wolff’s spouse is a partner with Davis Wright Tremaine LLP. Davis Wright Tremaine LLP has rendered substantial legal services to us since our formation. Davis Wright Tremaine LLP continues to provide legal services to us, including services in connection with this offering.
EXPERTS
          The financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
          We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act to register our Class A common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement and the exhibits and schedules thereto. You will find additional information about us and our common stock in our Securities and Exchange Commission filings and the registration statement with respect to the statement contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. Our Securities and Exchange Commission filings and the registration statement and the exhibits and schedules thereto may be inspected and copied at the Securities and Exchange Commission’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers who file electronically with the Securities and Exchange Commission.
          Upon completion of this offering, we will be subject to the information reporting requirement of the Securities Exchange Act of 1934 and we intend to file reports, proxy statements and other information with the Securities and Exchange Commission.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Clearwire Corporation and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-3
Consolidated Statements of Operations for the years ended December 31, 2005 and 2004 and the period from October 27, 2003 (inception) through December 31, 2003	F-4
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2005 and 2004 and the period from October 27, 2003 (inception) through December 31, 2003	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004 and the period from October 27, 2003 (inception) through December 31, 2003	F-6
Notes to Consolidated Financial Statements for the years ended December 31, 2005 and 2004 and the period from October 27, 2003 (inception) through December 31, 2003	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Clearwire Corporation
Kirkland, Washington
          We have audited the accompanying consolidated balance sheets of Clearwire Corporation and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years ended December 31, 2005 and 2004, and for the period from October 27, 2003 (inception) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Clearwire Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2005 and 2004, and for the period from October 27, 2003 (inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP

Seattle, Washington
May 10, 2006

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31,	December 31,
	2005	2004

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$29,188	$12,598
Short-term investments	96,460	78,840
Restricted cash	671	1,841
Restricted investments	28,320	—
Accounts receivable — net	9,149	5,211
Notes receivable	—	10,000
Inventory	10,245	16,250
Prepaid spectrum license fees	19,860	8,897
Prepaids and other assets	9,744	1,177

Total current assets	203,637	134,814
Property, plant and equipment — net	145,584	13,126
Restricted cash — long-term	8,343	3,469
Restricted investments — long-term	27,026	—
Prepaid spectrum license fees — long-term	81,868	47,439
Spectrum licenses and other intangible assets — net	115,255	42,248
Goodwill	16,623	9,209
Investments in affiliates	18,923	9,132
Other assets	10,659	3,868

TOTAL ASSETS	$627,918	$263,305

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$27,376	$11,939
Accrued expenses and other liabilities:
Interest	11,590	—
Salaries and benefits	8,052	4,237
Other	28,500	1,021
Deferred revenue	3,002	1,354
Due to affiliate	348	181

Total current liabilities	78,868	18,732
Long-term debt (net of discount of $50,385)	209,961	—
Other long-term liabilities	19,115	1,308

Total liabilities	307,944	20,040
MINORITY INTEREST	1,282	1,895
COMMITMENTS AND CONTINGENCIES	—	—
SHAREHOLDERS’ EQUITY:
Preferred stock, par value $0.0001, 5,000,000 shares authorized; 0 shares issued and outstanding	—	—
Common stock, par value $0.0001, and additional paid-in capital, 600,000,000 shares authorized;
Class A, 168,556,831 and 129,160,469 shares issued and outstanding	436,455	218,411
Class B, 56,072,860 and 56,072,860 shares issued and outstanding	56,073	56,073
Common stock and warrants payable	1,668	3,354
Deferred compensation	(659)	(2,320)
Accumulated other comprehensive (loss) income	(482)	265
Accumulated deficit	(174,363)	(34,413)

Total shareholders’ equity	318,692	241,370

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$627,918	$263,305

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
AND THE PERIOD FROM OCTOBER 27, 2003 (INCEPTION) TO DECEMBER 31, 2003
(In thousands, except per share data)

	Year Ended December 31,

	2005	2004	2003

REVENUES:
Service	$8,451	$243	$25
Equipment and other (includes related party sales of $9,728, $6,933 and $0)	25,003	15,035	—

Total revenues	33,454	15,278	25
OPERATING EXPENSES:
Cost of goods and services (exclusive of depreciation included below)
Cost of service	4,233	162	110
Cost of equipment (includes related party costs of $1,853, $3,089 and $0)	19,336	12,685	—
Selling, general and administrative	106,211	24,201	1,074
Research and development	9,639	5,805	22
Depreciation and amortization	11,913	2,552	27
Spectrum lease expense	9,356	2,987	163

Total operating expenses	160,688	48,392	1,396

OPERATING LOSS	(127,234)	(33,114)	(1,371)
OTHER (EXPENSE) INCOME:
Interest (expense) income — net	(11,520)	1,160	—
Foreign currency transaction gains — net	20	172	—
Other income (expense) — net	3,802	(292)	—

Total other (expense) income — net	(7,698)	1,040	—
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES, MINORITY INTEREST AND LOSSES FROM EQUITY INVESTEES	(134,932)	(32,074)	(1,371)
Income tax provision	1,459	—	—

LOSS FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST AND LOSSES FROM EQUITY INVESTEES	(136,391)	(32,074)	(1,371)
Losses from equity investees — net	(3,946)	(988)	—
Minority interest in net loss of consolidated subsidiaries	387	20	—

NET LOSS	$(139,950)	$(33,042)	$(1,371)

Net loss per common share — basic and diluted	$(0.66)	$(0.30)	$(0.29)
Weighted average common shares outstanding — basic and diluted	213,224	110,372	4,664
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004, AND
THE PERIOD OCTOBER 27, 2003 (INCEPTION) TO DECEMBER 31, 2003
(In thousands)

	Class A		Class B

	Common Stock,		Common Stock and
	Warrants and Additional		Additional Paid-In		Common		Accumulated
	Paid-In Capital		Capital		Stock and		Other		Total
					Warrants	Deferred	Comprehensive	Accumulated	Shareholders’
	Shares	Amounts	Shares	Amounts	Payable	Compensation	Income (Loss)	Deficit	Equity

BALANCE — October 27, 2003 (inception)	—	$—	—	$—	—	$—	$—	$—	$—
Net loss								(1,371)	(1,371)
Common stock issued — net of costs	14,008	14,008	21,460	21,460	—	—	—	—	35,468
Warrants issued	—	1,000	—	—	—	—	—	—	1,000
Deferred stock- based compensation	—	(6,881)	—	—	—	(500)	—	—	(7,381)
Amortization of stock-based compensation	—	—	—	—	—	125	—	—	125

BALANCE — December 31, 2003	14,008	8,127	21,460	21,460	—	(375)	—	(1,371)	27,841
Net loss	—	—	—	—	—	—	—	(33,042)	(33,042)
Foreign currency translation adjustment	—	—	—	—	—	—	178	—	178
Unrealized gain on short-term investments	—	—	—	—	—	—	87	—	87

Total comprehensive loss	—	—	—	—	—	—	—	—	(32,777)
Common stock issued — net of costs	114,153	212,629	34,613	34,613	—	—	—	—	247,242
Warrants issued	—	1,456	—	—	—	—	—	—	1,456
Common stock and warrants payable	—	—	—	—	3,354	—	—	—	3,354
Deferred stock- based compensation	1,000	(3,801)	—	—	—	(3,813)	—	—	(7,614)
Amortization of stock-based compensation	—	—	—	—	—	1,868	—	—	1,868

BALANCE — December 31, 2004	129,161	218,411	56,073	56,073	3,354	(2,320)	265	(34,413)	241,370
Net loss	—	—	—	—	—	—	—	(139,950)	(139,950)
Foreign currency translation adjustment	—	—	—	—	—	—	(636)	—	(636)
Unrealized loss on short-term investments	—	—	—	—	—	—	(111)	—	(111)

Total comprehensive loss	—	—	—	—	—	—	—	—	(140,697)
Common stock issued — net of costs	39,396	157,600	—	—	—	—	—	—	157,600
Warrants issued	—	59,563	—	—	—	—	—	—	59,563
Common stock and warrants payable	—	—	—	—	(1,686)	—	—	—	(1,686)
Deferred stock- based compensation	—	881	—	—	—	(881)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	2,542	—	—	2,542

BALANCE — December 31, 2005	168,557	$436,455	56,073	$56,073	$1,668	$(659)	$(482)	$(174,363)	$318,692

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004, AND
THE PERIOD FROM OCTOBER 27, 2003 (INCEPTION) TO DECEMBER 31, 2003
(In thousands)

	2005		2004		2003

CASH FROM OPERATING ACTIVITIES:
Net loss		$(139,950)		$(33,042)		$(1,371)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation		10,949		1,616		27
Amortization		964		936		—
Amortization of prepaid spectrum license fees		2,914		1,295		71
Accretion of long-term debt discount		4,381		—		—
Stock-based compensation		2,542		1,868		125
Minority interest		(387)		(20)		—
Losses from equity investees — net		3,946		988		—
Loss on fixed asset disposals		841		295		—
Changes in assets and liabilities — net of effects from acquisitions:
Prepaid spectrum license fees		(25,040)		(22,859)		(11,268)
Inventory		6,005		(13,249)		(174)
Accounts receivable — net		(3,938)		(4,727)		—
Prepaids and other assets		(4,312)		(840)		—
Other long-term assets		765		(1,605)		(33)
Accounts payable		12,158		9,434		824
Accrued expenses and other liabilities		38,637		7,328		117
Due to affiliate		(7,130)		(263)		447

Net cash used in operating activities		(96,655)		(52,845)		(11,235)

CASH FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment		(132,724)		(12,815)		(64)
Payments for acquisition of spectrum licenses and other		(24,279)		(21,108)		—
Purchases of short-term investments		(368,160)		(180,453)		—
Sales or maturities of short-term investments		350,429		101,700		—
Investments in equity investees		(13,737)		(10,120)		—
Issuance of notes receivable		—		(11,000)		—
Restricted cash		(3,704)		(5,310)		—
Restricted investments		(55,346)		—		—
Business acquisitions — net of cash acquired		(27,779)		(5,300)		(980)

Net cash used in investing activities		(275,300)		(144,406)		(1,044)

CASH FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock — net		139,609		206,950		15,000
Proceeds from issuance of senior debt and warrants		260,346		—		—
Deferred financing fees		(10,774)		—		—

Net cash provided by financing activities		389,181		206,950		15,000

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(636)		178		—

NET INCREASE IN CASH AND CASH EQUIVALENTS		16,590		9,877		2,721
CASH AND CASH EQUIVALENTS — Beginning of period		12,598		2,721		—

CASH AND CASH EQUIVALENTS — End of period		$29,188		$12,598		$2,721

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Common stock and warrants issued or payable for spectrum licenses		$22,137		$21,982		$14,008

Common stock and warrants issued or payable for business acquisitions		$428		$15,506	$

Notes receivable exchanged for spectrum licenses		$10,000	$		$

Non-cash dividends to related party		$34		$8,948		$9,475

Cash paid for interest	$			$4	$

See notes to consolidated financial statements.

CLEARWIRE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004, AND FOR
THE PERIOD FROM OCTOBER 27, 2003 (INCEPTION) TO DECEMBER 31, 2003

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS
          The consolidated financial statements include the accounts of Clearwire Corporation, a Delaware corporation, and its wholly-owned and majority-owned or controlled subsidiaries (collectively, the “Company” or “Clearwire”). Clearwire was formed on October 27, 2003 and is an international provider of wireless broadband services and equipment. Clearwire delivers high-speed wireless broadband services to individuals, small businesses, public safety organizations and others in a growing number of markets through its advanced network. In addition, Clearwire, through its wholly-owned subsidiary, NextNet Wireless, Inc. (“NextNet”), develops and sells equipment that enables the deployment of broadband wireless networks. NextNet is currently the sole supplier of base station and customer premise equipment (“CPE”) that Clearwire uses to provide its services.
          As of December 31, 2005, Clearwire was majority-controlled by Craig O. McCaw, the Chief Executive Officer and President of the Company, through shares of Class A and Class B common stock held by Eagle River Holdings, LLC (“ERH”), an entity controlled by Mr. McCaw.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          Principles of Consolidation — The consolidated financial statements include all of the assets, liabilities and results of operations of Clearwire’s wholly-owned and majority-owned or controlled subsidiaries. Investments in entities that the Company does not control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.
          Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved in making those estimates, actual results could differ.
          Cash and Cash Equivalents — Cash and cash equivalents consist of time deposits and highly liquid short-term investments with original maturities of three months or less. Cash and cash equivalents exclude cash that is contractually restricted for operational purposes. The Company maintains cash and cash equivalent balances with financial institutions that exceed federally insured limits. The Company has not experienced any losses related to these balances, and management believes its credit risk to be minimal.
          Restricted Cash — Restricted cash is classified as a current or noncurrent asset based on its designated purpose. For 2004 restricted cash of $5.3 million previously reported as a financing activity has been classified as an investing activity to conform with current year presentation.
          Short-Term Investments — Marketable debt and equity securities that are available for current operations are classified as short-term available-for-sale investments, and are stated at fair value. Unrealized gains and losses are recorded net of tax as a separate component of accumulated other comprehensive (loss) income. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other-than-temporary. Realized gains and losses are determined on the basis of the specific identification method. The contractual maturities on all of the marketable debt securities in 2005 are in excess of 10 years. The total fair value of the marketable debt securities was $35.3 million as of December 31, 2005.

          Information regarding the Company’s short-term investments as of December 31, 2005 and 2004 is summarized as follows (in thousands):

	2005				2004

	Gross Unrealized				Gross Unrealized

Security	Cost	Gains	(Losses)	Fair Value	Cost	Gains	Losses	Fair Value

Commercial paper	$560	$—	$—	$560	$9,905	$60	$—	$9,965
Corporate bonds	—	—	—	—	20,002	—	(2)	20,000
Auction rate and other securities	95,924	$—	$(24)	95,900	48,846	35	(6)	48,875

	$96,484	$—	$(24)	$96,460	$78,753	$95	$(8)	$78,840

          The unrealized losses as of December 31, 2005 and 2004 were due to normal market fluctuations and, therefore, are not deemed to be an other-than-temporary impairment. For the years ended December 31, 2005 and 2004, the Company realized a net gain of $97,000 and a net loss of $2,000, respectively, on sales of its short-term investments.
          Restricted Investments — Restricted investments consist of U.S. government securities. At December 31, 2005 restricted investments represented securities held as collateral for the interest payments related to long-term debt. These securities are classified as held-to-maturity and are stated at amortized cost.
          Fair Value of Financial Instruments — The Company has determined the estimated fair value of financial instruments using available market information and management judgment. Accordingly, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. The carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts payable, accrued expenses and due to affiliates are reasonable estimates of their fair values based on the liquidity of these financial instruments and their short-term nature. The Company does not hold or issue any financial instruments for trading purposes. See Note 9, Long-Term Debt, for the fair value of long-term debt.
          Accounts Receivable — The allowance for doubtful accounts represents the Company’s best estimate of the amount of probable credit losses. The allowance for doubtful accounts was $346,000 and $89,000 as of December 31, 2005 and 2004, respectively.
          Inventory — Inventory is stated at the lower of cost or net realizable value. Cost is determined under the first-in, first-out inventory method. The Company records inventory write-downs for obsolete and slow-moving items based on inventory turnover trends and historical experience. The Company recorded an inventory write-down of $52,000, $332,000 and $0 in 2005, 2004 and 2003, respectively.
          Property, Plant and Equipment — Property, plant and equipment and improvements that extend useful lives are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The Company capitalizes costs of additions and improvements, including direct costs of constructing property, plant and equipment and interest costs related to construction. The estimated useful lives of property, plant and equipment are determined based on historical usage of that or similar equipment, with consideration given to technological changes and industry trends that could impact the network architecture and asset utilization. Leasehold improvements are recorded at cost and amortized over the lesser of their estimated useful lives or the related lease term. Maintenance and repairs are expensed as incurred.
          The Company capitalizes interest associated with the construction of property, plant and equipment. Capitalized interest is reported as a cost of the property, plant and equipment and a reduction in interest expense.
          The estimated useful lives of property, plant and equipment are as follows:

Network and base station equipment	3-7 years
Customer premise equipment	2 years
Furniture, fixtures and equipment	3-5 years

          Internally Developed Software — Clearwire capitalizes costs related to computer software developed or obtained for internal use in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Software obtained for internal use has generally been enterprise-level business and finance software customized to meet specific operational needs. Costs incurred in the application development phase are capitalized and amortized over their useful lives, generally three years. Costs recognized in the preliminary project phase and the post-implementation phase are expensed as incurred. The Company has not sold, leased or licensed software developed for internal use to customers and has no intention of doing so in the future.
          Intangible Assets — Intangible assets consist primarily of Federal Communications Commission (“FCC”) spectrum licenses and other intangible assets related to Clearwire’s acquisition of NextNet in March 2004 and Banda Ancha S.A. (“BASA”) in December 2005. As further described in Note 7, Spectrum Licenses and Other Intangible Assets, the Company accounts for its spectrum licenses and other intangible assets in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. In accordance with SFAS No. 142, intangible assets with indefinite useful lives are not amortized but must be assessed for impairment annually or more frequently if an event indicates that the asset might be impaired. The Company performed its annual impairment test of indefinite lived intangible assets as of October 1, 2005 and concluded that there was no impairment of these intangible assets.
          Goodwill — Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired, from Clearwire’s acquisition of NextNet in March 2004 and BASA in December 2005. In accordance with SFAS No. 142, the Company performed its annual impairment tests of goodwill as of October 1, 2005 and 2004 and concluded that there was no impairment of its goodwill.
          Long-Lived Assets — Long-lived assets to be held and used, including property, plant and equipment and intangible assets with definite useful lives, are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value and carrying value of the assets. Impairment analyses, when performed, are based on the Company’s business and technology strategy, management’s views of growth rates for the Company’s business, anticipated future economic and regulatory conditions and expected technological availability. For purposes of recognition and measurement, the Company groups its long-lived assets at the lowest level for which there are identifiable cash flows which are largely independent of the cash flows of other assets and liabilities. There was no impairment charge recorded in 2005 and 2003. The Company recorded an impairment charge of $295,000 in 2004.
          Deferred Financing Costs — Deferred financing costs consist primarily of legal, accounting, printing and investment banking fees associated with the issuance of the Company’s long-term debt. Deferred financing fees are amortized over the life of the corresponding debt facility. In relation to the issuance of the long-term debt discussed in Note 9, Long-Term Debt, the Company incurred $10.8 million of deferred financing costs in 2005. For the year ended December 31, 2005, $898,000 of deferred financing costs was amortized using the effective interest method and included in interest (expense) income, net.
          Income Taxes — The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes, which requires that deferred income taxes be determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities using the tax rates expected to be in effect when the temporary differences reverse. Valuation allowances, if any, are recorded to reduce deferred tax assets to the amount considered more likely than not to be realized.
          Revenue Recognition — The Company primarily earns service revenues by providing access to its high-speed wireless network. Also included in service revenues are optional services, including personal and business email and static Internet Protocol. Service revenues from customers are billed in advance and recognized ratably over the service period.

          The Company primarily earns equipment revenues from sales of CPE and related infrastructure, system services and software maintenance contracts. Revenues associated with the shipment of CPE and other equipment to the customers is recognized when title and risk of loss have transferred to the customer.
          The Company recognizes revenues in accordance with Staff Accounting Bulletin 104, Revenue Recognition, and EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. Revenue arrangements with multiple deliverables are required to be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration must be allocated among the separate units of accounting based on their relative fair values. Activation fees charged to the customer are deferred and recognized as service revenues on a straight-line basis over the customer contract period, which the Company believes equates to the average expected life of the customer.
          Shipping and handling costs billed to customers are recorded to equipment and other revenues. Freight costs associated with shipping goods to customers are recorded to cost of equipment.
          Product Warranty — In addition, to sales to Clearwire, NextNet sells base station equipment and CPE to third parties and generally warrants new technology equipment sold to the purchaser to be free from defects in material and workmanship for two years for system infrastructure and one year for CPE. A warranty provision is made for estimated product repair at the time of the sale based upon the Company’s historical trends. Information about warranty cost and warranty liability is as follows (in thousands):

	2005	2004

Beginning balance — January 1	$437	$—
Provision	48	534
Costs incurred	(251)	(97)

Ending balance — December 31	$234	$437

          Advertising Costs — Advertising costs are expensed as incurred. Advertising expense was $13.8 million and $675,000 for the years ended December 31, 2005 and 2004, respectively. There were no advertising costs incurred during 2003.
          Research and Development — Research and development costs are expensed as incurred.
          Earnings per Share — The Company calculates earnings per share in accordance with SFAS No. 128, Earnings Per Share. Under the provisions of SFAS No. 128, basic net loss per common share is computed by dividing income or loss available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing income or loss available to common stockholders by the weighted-average number of common and dilutive common stock equivalents outstanding during the period. Common stock equivalents typically consist of the common stock issuable upon the exercise of outstanding stock options, warrants and restricted stock using the treasury stock method.
          Stock-Based Compensation — The Company accounts for stock-based compensation to employees and non-employee members of its Board of Directors in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. Under APB Opinion No. 25, compensation expense is based on the intrinsic value on the measurement date, calculated as the difference between the fair value of the underlying common stock and the exercise price of the option. SFAS No. 123, Accounting for Stock-Based Compensation, amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, requires companies that continue to follow the recognition provisions of APB Opinion No. 25 to provide pro forma disclosure of the impact of applying the fair value method of SFAS No. 123.
          Deferred stock-based compensation consists of amounts recorded for restricted stock and when the exercise price of an option is lower than the fair value of the underlying common stock on the date of grant. Deferred stock-based compensation is being amortized on a graded vesting basis over the vesting period of the underlying option or restricted stock.
          The Company recognizes stock-based compensation expense for options granted to non-employees who are not members of its Board of Directors in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which requires the use of the Black-Scholes option pricing model to measure such stock options at their current fair market value as the underlying options vest.
          The Company records its non-employee options issued to employees of entities under common control in accordance with EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44. This EITF requires the Company to record the fair value of its options granted to employees of entities under common control as dividends, which are reflected in the consolidated statements of shareholders’ equity, refer to Note 12, Stock Option Plans for further information.
          For purposes of pro forma disclosures, the estimated fair value, based on the Black-Scholes valuation model, of the options is amortized over the options’ vesting period using the graded vesting method. The following table illustrates what net loss would have been had the Company accounted for its employee stock options under the provisions of SFAS No. 123 (in thousands, except per share data):

	2005	2004	2003

Net loss — as reported	$(139,950)	$(33,042)	$(1,371)
Add: stock-based compensation expense included in reported net loss — net of tax	2,542	1,868	125
Deduct: stock based compensation expense determined under fair value method — net of tax	(3,904)	(2,771)	(205)

Pro forma net loss	$(141,312)	$(33,945)	$(1,451)

Net loss per share:
Basic and diluted — as reported	$(0.66)	$(0.30)	$(0.29)
Basic and diluted — pro forma	$(0.66)	$(0.31)	$(0.31)
          Operating Leases — The Company has operating leases for certain facilities, equipment and spectrum licenses for use in its operations. Certain of the Company’s spectrum licenses are leased from third-party holders of Educational Broadband Service (“EBS”) spectrum licenses granted by the FCC. EBS licenses authorize the provision of certain communications services on the EBS channels in certain markets throughout the United States. The Company accounts for these spectrum leases as executory contracts which are similar to operating leases. The Company accounts for its leases in accordance with SFAS No. 13, Accounting for Leases, and Financial Accounting Standards Board (“FASB”) Technical Bulletin 85-3, Accounting for Operating Leases with Scheduled Rent Increases (as amended). For leases containing scheduled rent escalation clauses the Company records minimum rental payments on a straight-line basis over the terms of the leases, including the renewal periods as appropriate. For leases containing tenant improvement allowances and rent incentives, the Company records deferred rent, which is a liability, and that deferred rent is amortized over the term of the lease, including the renewal periods as appropriate, as a reduction to rent expense.
          Foreign Currency — The Company’s international operations generally use their local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive (loss) income. Income and expense accounts are translated at the average monthly exchange rates during the year. The effects of changes in exchange rates between the designated functional currency and the currency in which a transaction is denominated are recorded as foreign currency transaction gains (losses) as a component of net loss.

          Concentration of Risk — The Company believes that the geographic diversity of its customer base and retail nature of its product minimizes the risk of incurring material losses due to concentrations of credit risk.
          NextNet is the sole supplier of the Company’s base stations and CPE that the Company uses to provide services to its customers. NextNet relies on a third-party manufacturer to produce the equipment. The Company plans to continue using this manufacturer as the sole manufacturer of the equipment. If the manufacturer is unable to continue to develop or provide the equipment on a timely cost-effective basis, the Company may not be able to adequately service existing customers or add new customers and offer competitive pricing.
          Reclassification — Certain reclassifications have been made to the prior year’s financial statements to conform to classifications used in the current year. For 2004 the common stock and warrants payable balance of $3.4 million previously included in current liabilities was classified a component of shareholders’ equity to conform with current year presentation.
Recent Accounting Pronouncements
          SFAS No. 123R — In December 2004, the FASB issued SFAS No. 123R (revised 2004), Share-Based Payment. The statement is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. The statement focuses primarily on accounting for transactions in which companies obtain employee services in share-based payment transactions. This statement requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Clearwire will apply this new standard to its financial statements beginning January 1, 2006. Clearwire plans to adopt this standard using the prospective method which requires the Company to apply SFAS No. 123R recognition provisions to all employee awards granted, modified, repurchased, canceled or settled beginning January 1, 2006. The Company has not yet determined the amount of impact on the consolidated financial statements or results of operations following adoption.
          SFAS No. 151 — In November 2004, the FASB issued SFAS No. 151, Inventory Costs — an amendment of ARB 43, Chapter 4. This statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect this statement to have a material effect on its financial statements or its results of operations.
          SFAS No. 153 — In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets — An Amendment of APB Opinion No. 29. SFAS No. 153 amends APB Opinion No. 29, Accounting for Non-Monetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company has not yet determined the amount of impact, if any, on the consolidated financial statements or results of operations following adoption.
          SFAS No. 154 — In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The correction of an error in previously issued financial statements is not an accounting change and must be reported as a prior-period adjustment by restating previously issued financial statements.

SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect this statement to have a material effect on its financial statements or its results of operations.

3.	Strategic Transactions
Acquisitions
          Craig Wireless Honolulu — In September 2004, Clearwire agreed to purchase all of the outstanding shares of Craig Wireless Honolulu Inc. (“CWH”) from Craig Wireless Nevada Inc. (“CWN”) for $10 million. Before this acquisition, neither CWH nor CWN were affiliated with Mr. McCaw. The transaction was subject to the receipt of FCC approval and other conditions to closing. In order to facilitate the closing of the transaction while awaiting FCC approval and satisfaction of the other closing conditions, Clearwire made a $10 million loan to CWN on September 30, 2004. The loan bore interest at 6% per annum and was secured by a first lien on all of CWH assets and by a first priority pledge of all the stock of CWH, a first priority pledge of approximately 80% of the stock of Craig Wireless International, Inc. (“CWI”) and by all of the stock of two subsidiaries of CWI. The loan was repaid by CWN by means of a credit against the $10 million purchase price for the CWH shares upon closing of the transaction in June 2005.
          FCC approval and other closing conditions were satisfied and the transaction closed in June 2005. The accrued interest on the $10 million loan of $450,000 was repaid by means of a reduction in the amount of equipment to be leased to a newly-formed Manitoba company (the “Manitoba Company”). Clearwire received a 15% interest in the Manitoba Company in exchange for entering into an equipment lease agreement. Under the agreement, Clearwire will lease $4.5 million of NextNet base station equipment to the Manitoba Company for de minimis consideration. The Manitoba Company will be capitalized with the spectrum rights of CWN for use in Manitoba. Clearwire has the right to appoint a director to the board of the Manitoba Company, and tag-along rights, pre-emptive rights and a right of first refusal to purchase the interest of the CWN shareholder in the Manitoba Company.
          NextNet — In March 2004, a wholly-owned subsidiary of Clearwire merged with and into NextNet with NextNet being the surviving company in the merger. As a result of the merger transaction, NextNet became a wholly-owned subsidiary of Clearwire and provides the development and manufacturing of equipment that enables the deployment of Clearwire’s broadband wireless network. Total consideration issued to former holders of NextNet securities consisted of 13,869,378 shares of Clearwire’s Class A common stock; warrants to purchase 3,070,339 shares of Clearwire’s Class A common stock at $4.00 per share, of which 443,489 were unissued as of December 31, 2005; and $339,000 in cash. The warrants were valued at $966,000 using the Black-Scholes option pricing model and recorded in additional paid-in capital. In addition, Clearwire also provided pre-acquisition financing to NextNet in the amount of $2.1 million, which is included in the total purchase consideration.
          Prior to the NextNet merger, ERH held shares of NextNet’s Series E preferred stock that were converted into 6,967,399 shares of Clearwire’s Class A common stock in the merger transaction in accordance with the same terms of the merger agreement for former holders of NextNet’s Series E preferred stock.
          The acquisition was accounted for using the purchase method of accounting. The consideration and purchase price allocation were as follows, based on estimated fair values of assets acquired and liabilities assumed on the acquisition date (in thousands):

Purchase
Consideration

Cash paid	$2,414
Common stock issued	13,869
Warrants issued and payable	1,637
Transaction-related costs	279

$18,199

Purchase Price
Allocation

Current assets	$3,949
Property and equipment	812
Other long-term assets	120
Intangible assets	7,500
Goodwill	9,209
Current liabilities	(2,682)
Other long-term liabilities	(709)

Net assets acquired	$18,199

          The results of operations of NextNet have been included in the results of the Company from the date of acquisition.
Other Agreements
          Nextel Transaction Agreement — In October 2005, Clearwire entered into a Transaction Agreement with Nextel as part of an overall settlement of certain rights of first refusal of Nextel initiated by a Clearwire proposal to Network for Instructional TV, Inc. (“NITV”). Under this Transaction Agreement and the related agreements with NITV, Nextel agreed to release its right of first refusal claim for NITV’s spectrum in certain markets which will provide Clearwire the right to seek to lease such channels from NITV in its agreement with NITV. In addition, Nextel agreed to assign its rights in EBS and/or Broadband Radio Service (“BRS”) spectrum and Clearwire would assign its rights under certain BRS spectrum, both in specified markets. The payments for such channels depend on the channels that are ultimately assigned or subleased and the nature of the transfer.
          Agreements with Bell Canada — In March 2005, Bell Canada (“Bell”), a Canadian telecommunications company which is a subsidiary of BCE Inc. (“BCE”), purchased 25,000,000 shares of Clearwire’s Class A common stock for $100 million. See Note 11, Shareholders’ Equity, for further details of the purchase of common stock. At the time of Bell’s investment in Clearwire, Bell, Clearwire and ERH also entered into a separate agreement and Bell and one of its affiliates entered into a master supply agreement with Clearwire.
          Clearwire, Bell and BCE Nexxia Corporation (“BCE Nexxia”), an affiliate of Bell, are parties to a Master Supply Agreement (“Master Supply Agreement”), dated March 16, 2005. Under the Master Supply Agreement, Bell and BCE Nexxia, as Clearwire’s exclusive provider, provides or arranges for the provision of hardware, software, procurement services, management services and other components necessary for Clearwire to provide Voice over Internet Protocol (“VoIP”) services to its customers in the United States and are providing day-to-day management and operation of the components and services necessary for Clearwire to provide these VoIP services. Bell and BCE Nexxia are Clearwire’s and its affiliates’ preferred providers of these services and applications in markets beyond North America. In addition to these services, the Master Supply Agreement grants Bell and BCE Nexxia certain rights with respect to future service offerings by Clearwire and its affiliates. Under the Master Supply Agreement, BCE Nexxia and Bell will be compensated by Clearwire either in shares of Clearwire’s Class A common stock or cash. The Master Supply Agreement can be terminated for convenience on twelve months notice by either party at any time beginning on or after October 1, 2007.
          Investment by Intel in Class A Common Stock — In October 2004, Intel Capital Corporation (“Intel”) completed the purchase of 10,000,000 shares of Clearwire’s Class A common stock for $2.00 per share. The investment was made by Intel in connection with a joint development agreement and collaboration agreement dated October 13, 2004 pursuant to which the Company and Intel established a strategic relationship to develop the market segment for IEEE 802.16e Standard Broadband Wireless Access Systems/ WiMax. The parties have agreed to collaborate on the development, testing and deployment of the technology to be utilized in these systems.

          Pursuant to a separate agreement, Intel has an option to require Clearwire to repurchase up to 5,000,000 shares of its Class A common stock from Intel at a price of $2.00 per share in certain circumstances. The put option may be exercised by Intel if (1) within twelve months following the date of commercial availability of the required WiMax-certified equipment, Clearwire fails to use commercially reasonable efforts to complete the test, deployment, verification and operation of networks using WiMax-certified equipment that utilize at least as many base stations as the aggregate number of base stations deployed by Clearwire in the twelve months preceding the date upon which the WiMax equipment becomes commercially available, or (2) commencing on the six-month anniversary of the commercial availability date, Clearwire fails to use commercially reasonable efforts to deploy WiMax-certified equipment in new markets.
          Transactions with HITN and its Affiliates — In November 2003, the Company entered into a Master Spectrum Agreement (“MSA”) with a third-party EBS license holder, the Hispanic Information and Telecommunications Network, Inc. (“HITN”). The founder and president of HITN is a member of Clearwire’s Board of Directors. The MSA provides for terms under which HITN leases excess capacity on certain of its EBS spectrum licenses to Clearwire. The licenses covered under the MSA include all of the spectrum rights acquired in the Clearwire Spectrum Corporation acquisition, plus access to an additional twelve markets in the United States. For each market leased by HITN to the Company under the MSA, the Company and HITN enter into a separate lease agreement which contains additional lease terms. The initial lease term is 15 years with one renewal for an additional 15 years. The MSA also provides for additional shares of Class A common stock to be issued to HITN upon Clearwire reaching certain financial milestones.
          In March 2004, the MSA between Clearwire and HITN was amended to provide, among other things, additional leased EBS spectrum capacity in an additional major metropolitan market. Additionally, Clearwire and HITN entered into a spectrum option agreement (the “Option Agreement”) whereby Clearwire has an option to enter into leases of spectrum for which HITN has pending EBS license applications upon grant of those licenses by the FCC. The lease terms and conditions would be similar to those under the MSA.
          Total consideration for the above agreements and for the lease of spectrum pursuant to the Option Agreement was $22.1 million in cash and 8,489,152 shares of Class A common stock valued at $12.3 million.
          Subsequent to the MSA, the Company entered into two other related agreements with ITFS Spectrum Advisors, LLC (“ISA”) and ITFS Spectrum Consultants LLC (“ISC”). The founder and president of HITN, also on Clearwire’s Board of Directors, is an owner of ISA and ISC, which are also affiliates of HITN. The agreements provided for payment to be provided to ISA and ISC in the form of warrants to purchase additional shares of Class A common stock in exchange for ISA and ISC providing opportunities for Clearwire to purchase or lease additional spectrum. Each of the agreements specifies a maximum consideration available under the agreement and, in 2005, the maximum consideration under the agreement with ISA had been reached.
          For the years ended December 31, 2005 and 2004, ISA earned warrants to purchase 365,380 shares and 1,542,771 shares of Class A common stock valued at $1,219,000 and $2,990,000, respectively. There were no warrants payable to ISA as of December 31, 2005. As of December 31, 2004, warrants to purchase 1,233,207 shares of Class A common stock valued at $2.5 million were payable to ISA.
          For the years ended December 31, 2005, ISC earned approximately $823,000, of which $147,000 was paid in cash and warrants to purchase 191,891 shares of Class A common stock valued at $676,000. There were no warrants payable to ISC at December 31, 2005.

4.	INVESTMENTS IN CONSOLIDATED AND UNCONSOLIDATED AFFILIATES
          The Company’s ownership interests in consolidated and unconsolidated affiliates are as follows:

	December 31,

	2005	2004

Consolidated affiliates:
Banda Ancha S.A.	51.0%	—
Clearwire Ireland Limited (“CIL”)	97.6	75.5%
Mac Telecom, SA (“Belgium”)	60.2	60.2
Unconsolidated affiliates:
Danske Telecom A/ S (“Danske”)	38.2	—
MVS Net S.A. de C.V. (“MVS Net”)	26.7	26.7
Investments in Consolidated Affiliates
          Spain — In December 2005, Clearwire entered into agreements to purchase a 100% equity ownership stake in BASA, an entity in Spain that owns fixed wireless spectrum licenses covering the entire country. The purchase occurred in two transactions: (1) a direct cash investment in December 2005 by Clearwire in BASA of approximately $6.2 million to fund BASA’s working capital needs in exchange for an initial 51% stake; and (2) in February 2006 a purchase from BASA Holding Iberia S.L.U. (“BHI”) for all of its shares in BASA, which represents all of the remaining BASA shares not acquired by Clearwire in the first transaction, in exchange for guaranteed minimum value of $11.6 million in Clearwire’s Class A common stock. The purchase price paid to BHI remains subject to post-closing adjustments. The purchase is being recorded as a step acquisition of the 100% controlling interest in BASA’s business in accordance with SFAS No. 141, Business Combinations.
          In the first close in December 2005, Clearwire paid $6.2 million, including acquisition costs, to subscribe for new shares issued by BASA representing a 51% controlling interest. Clearwire has recorded a preliminary fair value of $10.9 million for the spectrum licenses and $7.3 million of goodwill. The Company’s purchase price allocation is preliminary and subject to change in future periods pending the final assessment of the fair value of the assets and liabilities acquired. These intangibles have been determined to be finite-lived due to the uncertainty surrounding the ability to be granted future license renewals. The results of operations of BASA have been included in the results of the Company from the date of acquisition. As the minority interest’s share of losses exceeds their 49% interim ownership interest until the second close, Clearwire is fully absorbing the minority interest’s share of losses, which is reflected accordingly in operations.
          As part of the preliminary purchase price allocation the Company accrued a $6.6 million liability related to 2002 and 2001 spectrum fees. BASA has appealed the assessment on these spectrum tax fees with Audiencia Nacional, all of the appeals are at various stages of the appeal process. The purchase agreements provide for an adjustment to the purchase price based on the final determination of the appeals. Although the total amount ultimately settled and paid could change, the Company does not believe that any change would be material to its financial statements or results of operations.
          Ireland — CIL is a company that owns fixed wireless spectrum licenses in Ireland. During 2005, Clearwire made an additional cash investment in CIL of $9.6 million, increasing the ownership stake to 97.61%. The results of operations of CIL have been included in the results of the Company from the date of acquisition (September 2004), and the minority interest ownership reflected accordingly. Since March 2005, the minority interest’s share of losses has exceeded their ownership interest, as such the Company has been recognizing 100% of CIL’s losses in operations.
          Belgium — Mac Telecom, SA is a company that owns fixed wireless spectrum licenses in Belgium. In 2005, the Company provided a loan of $7.6 million for continuing operations. At December 31, 2005 the Company had not yet opted to exercise the option to acquire additional regular shares. The results of operations of Mac Telecom have been included in the results of the Company from the date of acquisition (December 2004), and the minority interest ownership reflected accordingly.

Investments in Unconsolidated Affiliates
          Denmark — Danske is a public limited company in Denmark. Danske is a telecommunications services provider holding spectrum licenses covering most of the major markets in Denmark. Danske offers wireless broadband Internet services to consumers and businesses in multiple markets in Denmark over a network deploying NextNet equipment. Clearwire acquired an equity interest in Danske in May 2005 for approximately $11.3 million. Included in the investment in affiliates balance for Danske is approximately $9.3 million of goodwill. Revenues and related cost of goods and services sold to Danske by NextNet through December 31, 2005 have been eliminated, and Clearwire’s investment in Danske has been reduced for its proportionate share of losses.
          Mexico — MVS Net is a Mexican telecommunications company with which Clearwire entered into an agreement and has invested a total of $22.9 million in exchange for a 26.7% interest in MVS Net. Clearwire also has an option to invest an additional $5 million at the same valuation as its initial investment until the third anniversary of the initial investment. The Company accounts for its investment in MVS Net under the equity method. Revenues and related costs of goods and services sold to MVS Net by NextNet through December 31, 2005 have been eliminated, and Clearwire’s investment in MVS Net has been reduced by approximately $4 million representing its proportionate share of losses.

5.	INVENTORY
          Inventory as of December 31, 2005 and 2004 consisted of the following (in thousands):

	2005	2004

Raw materials	$657	$5,653
Finished goods	9,588	10,597

	$10,245	$16,250

6.	PROPERTY, PLANT AND EQUIPMENT

	2005	2004

Network and base station equipment	$42,110	$7,295
Customer premise equipment	17,000	1,090
Furniture, fixtures and equipment	15,962	4,677
Leasehold improvements	3,630	1,258
Construction in progress	79,713	1,051

	158,415	15,371
Less accumulated depreciation and amortization	(12,831)	(2,245)

	$145,584	$13,126

          Interest capitalized for the year ended December 31, 2005 was $2.3 million. There was no capitalized interest for the year ended December 31, 2004 and the period from October 27, 2003 (inception) through December 31, 2003.
          Depreciation expense for the years ended December 31, 2005 and 2004, and the period from October 27, 2003 (inception) through December 31, 2003 was $10.9 million, $1.6 million and $27,000, respectively.

7.	SPECTRUM LICENSES AND OTHER INTANGIBLE ASSETS
          Spectrum licenses and other intangible assets at December 31, 2005 and 2004 consisted of the following (in thousands):

		2005			2004

		Gross Carrying	Accumulated	Net Carrying	Gross Carrying	Accumulated	Net Carrying
	Useful Lives	Value	Amortization	Value	Value	Amortization	Value

Unamortized intangibles:
Spectrum licenses	Indefinite	$97,715	$—	$97,715	$35,684	$—	$35,684
Trade names and trademarks	Indefinite	1,200	—	1,200	1,200	—	1,200

		98,915	—	98,915	36,884	—	36,884

Amortizing intangible assets:
Existing technology	7 years	4,100	(1,074)	3,026	4,100	(488)	3,612
Customer relationships	8 years	1,928	(435)	1,493	1,900	(198)	1,702
Patents and other	Up to 18 years	1,063	(47)	1,016	—	—	—
Spectrum licenses	24 years	10,849	(44)	10,805	—	—	—
Noncompete agreements	1 year	300	(300)	—	300	(250)	50

		18,240	(1,900)	16,340	6,300	(936)	5,364

Total		$117,155	$(1,900)	$115,255	$43,184	$(936)	$42,248

          Amortization expense for the years ended December 31, 2005 and 2004, and the period from October 27, 2003 (inception) through December 31, 2003 was $964,000, $936,000 and $0, respectively.
          Based on the identified intangible assets recorded as of December 31, 2005, future amortization of intangible assets is expected to be as follows (in thousands):

2006	$1,347
2007	1,347
2008	1,347
2009	1,347
2010	1,347
Thereafter	9,605

Total	$16,340

          Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, impairments, changes in useful lives and other relevant factors
          Spectrum Licenses — Spectrum licenses authorize wireless carriers to use radio frequency spectrum, which are issued on both a site-specific and a wide-area basis, enabling wireless carriers to provide service to certain metropolitan trading areas in the United States. These licenses are generally acquired by the Company either directly from the FCC or through a business combination or an asset purchase, and are considered indefinite-lived intangible assets, except for the licenses acquired in Spain. These licenses are subject to construction and/or operational and technical requirements. The FCC has routinely granted license renewals if the licensees provide substantial services in their licensed area and have complied with applicable rules and policies and the Communications Act of 1934, as amended. The Company believes that it has met and will continue to meet all requirements necessary to retain and secure renewal of its spectrum licenses. The Company’s spectrum licenses are carried at cost or, if acquired in a business combination, at an allocated amount based on the fair value.
          The Company also leases spectrum licenses from third-parties who hold the licenses. These leased spectrum licenses are similar to operating leases and are not included in the schedule of intangible assets above. See Note 10, Commitments and Contingencies, for further information. Consideration paid to third-party holders of these leased licenses at the inception of a lease agreement is accounted for as prepaid spectrum license fees and is expensed over the term of the lease agreement, including renewal terms, as appropriate.
          During the years ended December 31, 2005 and 2004, the Company incurred approximately $126.3 million and $66.7 million, respectively, to acquire spectrum licenses. Of the total paid during 2005, $72.9 million (comprised of $64.1 million in cash and $8.8 million in the value of warrants and common stock) related to the purchased spectrum licenses and $53.4 million (comprised of $38.8 million in cash and $14.6 million in the value of warrants and common stock) related to the purchase of leased spectrum licenses. As of December 31, 2005, $1.4 million was payable either in warrants or Class A common stock related to these items.
          These licenses relate to spectrum that the Company is expected to use in connection with the deployment of the Company’s wireless broadband network. In accordance with SFAS No. 142, the Company performed its annual impairment test of indefinite-lived spectrum licenses as of October 1, 2005, and concluded that there was no impairment as the fair values of these intangible assets were greater than their carrying values.
          Total spectrum licenses and prepaid spectrum license fees as of December 31, 2005 and 2004, is as follows (in thousands):

	2005	2004

Spectrum licenses, net	$108,520	$35,684
Prepaid spectrum license fees, net	101,728	56,336

Total spectrum licenses and prepaid spectrum license fees	$210,248	$92,020

          For the years ended December 31, 2005 and 2004, and the period from October 27, 2003 (inception) through December 31, 2003, the Company recorded amortization on the prepaid spectrum license fees of $2.9 million, $1.3 million and $71,000, respectively. For the year ended December 31, 2005, the Company recorded amortization on the spectrum licenses of $44,000. For the year ended December 31, 2004 and the period from October 27, 2003 (inception) through December 31, 2003, there was no amortization recorded on the spectrum licenses.

8.	INCOME TAXES
          Components of deferred tax assets and liabilities as of December 31, 2005 and 2004, were as follows (in thousands):

	2005	2004

Current deferred tax assets	$2,323	$441

Noncurrent deferred tax assets:
Net operating loss carryforward	77,692	23,117
Property, equipment and other long-term assets	407	1,061
Other	3,055	296

Total deferred tax assets	83,477	24,915
Valuation allowance	(67,090)	(18,703)

Net deferred tax assets	16,387	6,212

Noncurrent deferred tax liabilities:
Spectrum licenses	13,423	3,640
Bond issuance cost — warrant valuation	5,355	—
Other intangibles	2,759	3,061

Total deferred tax liabilities	21,537	6,701

Net deferred tax liabilities	$5,150	$489

          As of December 31, 2005, the Company had federal tax net operating loss carryforwards in the United States of approximately $159.8 million. Approximately $33.8 million of the net operating loss carryforward was acquired through acquisitions and will be subject to certain annual limitations imposed under Section 382 of the Internal Revenue Code of 1986. The net operating loss carryforwards will begin to expire in 2021. The Company had approximately $58.0 million of tax net operating loss carryforwards in the foreign jurisdictions as of December 31, 2005. The expiration dates for net operating losses in foreign jurisdictions vary by country.
          The Company has recorded a valuation allowance against a significant portion of the deferred tax asset. Management has reviewed the facts and circumstances, including the limited history and the projected future tax losses, and determined that it is appropriate to reduce a portion of the gross deferred tax asset. The remaining deferred tax asset will be reduced by schedulable deferred tax liabilities. The net deferred tax liabilities are related to certain intangible assets, including certain spectrum assets, which are not amortized for book purposes. The net change in the valuation allowance for the years ended December 31, 2005 and 2004, was an increase of $48.4 million and $15.1 million, respectively. Net noncurrent deferred tax liabilities of $5.2 million are included in other long-term liabilities at December 31, 2005.
          The Company incurs significant deferred tax liabilities related to the domestic spectrum licenses. Since there is no amortization on certain acquired spectrum licenses for book purposes and the Company cannot estimate the amount, if any, of deferred tax liabilities related to those acquired spectrum licenses which will reverse in future periods, the valuation allowance was increased accordingly. The Company continues to amortize acquired spectrum license for federal income tax purposes. The ongoing difference between book and tax amortization resulted in an additional deferred income tax provision of approximately $1.5 million for the year ended December 31, 2005.
          The income tax provision consists of the following for the year ended December 31, 2005 (in thousands):

Deferred taxes, net
Federal	$1,389
State	70

Income tax provision	$1,459

          For the year ended December 31, 2004 and for the period from October 27, 2003 (inception) to December 31, 2003 there was no income tax provision.
          The income tax provision computed using the federal statutory rates is reconciled to the reported income tax provision as follows:

	2005	2004	2003

Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes (net of federal benefit)	0.3	6.1	3.2
Other, net	(2.6)	(1.3)	—
Valuation allowance	(33.8)	(39.8)	(38.2)

Income tax (provision)	(1.1)%	—%	—%

9.	LONG-TERM DEBT
          11% Senior Secured Notes due 2010 — In August 2005 the Company completed the sale of $260.3 million in principal amount of senior secured notes (the “Notes”) due 2010. In connection with the sale of the Notes, the Company also issued warrants (the “Warrants”) to the purchasers of the Notes entitling them to purchase up to 20,827,653 shares of the Company’s Class A common stock. In addition, the Company granted the purchasers of the Notes a one-time option to acquire up to an equivalent amount of additional Notes and Warrants for a period of 180 days following the issuance of the Notes. Certain holders of this Note purchase option have elected to redeem the option. See Note 17, Subsequent

Events, for further details. As of December 31, 2005, $260.3 million in aggregate principal amount was outstanding under these Notes. As of December 31, 2005, the aggregate principal amount of the Notes was reduced by $50.4 million, the unamortized portion of the proceeds allocated to the Warrants issued in connection with the Notes based on the relative fair value of the Notes and the Warrants. As of December 31, 2005 the fair value of the Notes was approximately $225.3 million.
          Interest on the Notes is payable semi-annually on February 15 and August 15 at an annual rate of 11%. If the Company does not complete an initial public offering from which it receives gross proceeds equal to or in excess of $300.0 million or otherwise have its common stock listed on the New York Stock Exchange or NASDAQ National Market with a market capitalization in excess of $1.0 billion and a public float of at least $300.0 million (a “Qualified IPO”) before August 15, 2007, the interest rate increases to 12% per annum. For each subsequent year during the remaining term of the Notes in which no Qualified IPO occurs, the interest rate will increase by an additional 1% per annum up to a maximum interest rate of 14%.
          Certain of the Company’s subsidiaries jointly and severally guarantee on a senior secured basis the Company’s obligations under the Notes. Liens on all of the assets of these entities and their respective domestic subsidiaries secure the Notes. In addition, the Company purchased and pledged approximately $54.4 million of non-callable government securities as interest payment collateral for the Notes. This amount is included in current and long-term restricted investments in the Company’s consolidated balance sheets. Such amount will be sufficient upon receipt of scheduled principal and interest payments thereon, to provide for the payment in full of the first four scheduled interest payments due on the Notes. If the Company issues additional Notes pursuant to the Indenture (the “Indenture”) governing the Notes the Company will purchase and pledge additional non-callable government securities to provide for the payment in full of the first three scheduled interest payments due on such additional Notes.
          The Company may choose to redeem the Notes in whole or in part at any time at a price equal to 102.5% of the principal amount of the Notes redeemed. The Company must, however, offer to redeem the Notes upon the occurrence of certain specified events which result in a change in control of the Company as set forth in the Indenture. The redemption price is equal to 102.5% of the principal amount of the Notes redeemed plus any accrued and unpaid interest payable thereon. In addition, upon redemption, the holders of the Notes being redeemed are entitled to receive a pro rata portion of any remaining interest payment collateral. After an asset sale, as defined in the Indenture, the Company, under certain conditions, must choose either to apply those proceeds to redeem Notes at 100.0% or to repurchase replacement assets or purchase the maximum principal amount of the Notes.
          As long as the Notes are outstanding, the Company must comply with certain restrictive covenants in the Indenture that, among other things, limit its ability and/or the ability of its restricted subsidiaries to pay dividends on, redeem or repurchase its capital stock, incur additional indebtedness, create liens, sell assets and consolidate or merge with or into other companies.
          Terms of the Warrants — Holders of the Company’s Warrants issued in connection with the Notes may exercise their Warrants at any time after the earliest of a Qualified IPO, any other registration of the Company’s common stock or upon the completion of a change of control as defined in the Indenture. The Warrants expire on the later of August 5, 2010, or the second anniversary of the expiration of any lock-up period following a Qualified IPO.
          The exercise price of the warrants is the lesser of $5.00 per share or, if applicable, the volume weighted average price of the Class A common stock for the first twenty trading days following expiration of any lock-up period following a Qualified IPO. The exercise price of the Warrants is also subject to adjustment upon any issuance of Class A common stock at a price below the then existing exercise price or upon any stock split, stock dividend, recapitalization or reorganization of the Company.
          The Company granted the holders of the Warrants registration rights covering the shares subject to issuance under the Warrants and also granted pre-emptive rights to purchase shares of its capital stock, or securities or instruments convertible into or exchangeable or exercisable for shares of its capital stock that the Company issues after August 5, 2005, subject to certain limitations. These pre-emptive rights expire one year after the completion of a Qualified IPO of the Company’s capital stock satisfying certain thresholds.
          Interest (Expense) Income, net — Interest (expense) income, net, included in the Company’s consolidated statement of operations, consists of the following for the years ended December 31, 2005 and 2004 (in thousands):

	2005	2004

Interest expense	$(11,605)	$—
Amortization of deferred financing costs	(898)	—
Amortization of long-term debt discount	(4,381)	—
Capitalized interest	2,261	—
Interest income	3,103	1,160

Interest (expense) income, net	$(11,520)	$1,160

10.	COMMITMENTS AND CONTINGENCIES
          The Company’s commitments for non-cancelable operating leases consist mainly of spectrum licenses, office space, equipment and certain of the Company’s network equipment situated on leased sites, including land, towers and rooftop locations. Certain of the leases provide for minimum lease payments, additional charges and escalation clauses and generally have initial terms of five years with multiple renewal options for additional five-year terms totaling 20 to 25 years.
          Spectrum Lease Obligations — Future payments under spectrum license operating lease obligations (including all optional renewal periods) as of December 31, 2005, are as follows (in thousands):

Years Ending December 31,

2006	$10,718
2007	10,844
2008	10,843
2009	10,782
2010	10,898
Thereafter, including all renewal periods	240,352

$294,437

          Lease Obligations — Future payments under other operating lease commitments as of December 31, 2005, are as follows (in thousands):

Years Ending December 31,

2006	$14,992
2007	14,893
2008	14,839
2009	14,828
2010	10,533
Thereafter	511

$70,596

          Rent expense for the years ended December 31, 2005 and 2004, and the period from October 27, 2003 (inception) through December 31, 2003 was $10.5 million, $1.4 million and $39,000, respectively.
          Contingencies — In the normal course of business, Clearwire has various legal claims and other contingent matters outstanding. Management believes that any ultimate liability arising from these actions will not have a material adverse impact on Clearwire’s financial condition or results of operations.
          Indemnity Agreements — Flux Fixed Wireless, LLC (“FFW”), an affiliate of Mr. McCaw and ERH, and Clearwire entered into an Indemnification Agreement, dated November 13, 2003, pursuant to which Clearwire agreed to indemnify, defend and hold harmless FFW and any of its directors, officers, partners, employees, agents and spouses and each of its and their affiliates (each, an “Indemnitee”) to the fullest extent permitted by law for any claims made against an Indemnitee by reason of the fact that Indemnitee is, was or may be deemed a stockholder, director, officer, employee, controlling person, agent or fiduciary of Clearwire or any subsidiary of Clearwire. Clearwire is obligated to pay the expenses of any Indemnitee in connection with any claims which are subject to the agreement.
          Clearwire is currently a party to, or contemplating entering into, similar indemnification agreements with certain other officers of the Company and each of the other members of the Company’s Board of Directors.

11.	SHAREHOLDERS’ EQUITY
          In March 2005, Bell completed its purchase from Clearwire of 25,000,000 shares of its Class A common stock at a price of $4.00 per share, pursuant to a Subscription Agreement, Amended and Restated Stockholders Agreement (“Stockholders Agreement”) and Registration Rights Agreement between Bell and Clearwire dated March 16, 2005. Bell’s purchase price is subject to certain anti-dilution protection.
          At the time of Bell’s investment in Clearwire, Bell, Clearwire and ERH also entered into a separate agreement, dated March 16, 2005 (“Separate Agreement”), and Bell and one of its affiliates entered into a master supply agreement with Clearwire. The Separate Agreement provides Bell with certain rights that are in addition to Bell’s rights under the Stockholders Agreement and Registration Rights Agreement. Among the rights granted to Bell under the Separate Agreement are the nomination of BCE’s Chief Executive Officer to Clearwire’s Board of Directors, anti-dilution protection, certain purchase rights, certain restrictions on the sale of Clearwire securities to Bell competitors and other limitations.
          During the period from March through June 2005, in connection with the Bell investment, the Company completed private placements of 9,873,512 shares of Class A common stock in which the Company received proceeds of $39.5 million. The private placement included existing Clearwire shareholders as well as new investors.
          In October 2004, Intel completed the purchase of 10,000,000 shares of Clearwire’s Class A common stock for $2.00 per share. The investment was made by Intel in connection with a joint development agreement and collaboration agreement dated October 13, 2004. See Note 3, Strategic Transactions, for further information.
          In August 2004, the Company completed a private placement of 80,000,000 shares of Class A common stock at a price of $2.00 per share. Mr. McCaw, through FFW and ERH, exercised pre-emptive rights and purchased additional shares in the private placement, acquiring 45,313,617 shares of the total 80,000,000 shares of Class A common stock sold.
          Under Clearwire’s Certificate of Incorporation, as amended, it has the authority to issue 605,000,000 shares of capital stock at December 31, 2005 as follows:

•	500,000,000 shares of Class A common stock, par value $0.0001 per share;

•	100,000,000 shares of Class B common stock, par value $0.0001 per share; and

•	5,000,000 shares of preferred stock, par value $0.0001 per share.
          In June 2005, the Company filed an amendment to increase the number of authorized shares of Class A common stock to 500,000,000 and, accordingly, the total authorized shares increased to 605,000,000.
          The following is a summary description of the Company’s common stock:

Class A Common Stock — The holders of Class A common stock are entitled to one vote per share, on each matter submitted to a vote by the stockholders.

Class B Common Stock — The holders of Class B common stock are entitled to ten votes per share, on each matter submitted to a vote by the stockholders. Class B common stock is convertible at any time at the option of its holders into shares of Class A common stock. Each share of class B common stock is convertible into one share of Class A common stock.

Preferred Stock — May be divided into one or more series. Each series will have the preferences, limitations and relative rights as determined by the Board of Directors. No series of preferred stock have been designated by the Board of Directors.

Ranking — With respect to rights on liquidation, dissolution or similar events, each holder of Class A and Class B common stock will receive the same amount of consideration per share, except that Class B common stock holders may receive securities in the transactions with terms that entitle them to ten votes per share.

12.	STOCK OPTION PLANS
          The Company established the Clearwire Corporation 2003 Stock Option Plan (the “Plan”) to provide a performance incentive for certain officers, employees and individuals or companies who provide services to the Company. The Plan provides for the granting of up to 30,000,000 qualified and nonqualified stock options. The options generally vest ratably over four years and expire no later than ten years after the date of grant.
          The exercise price of qualified stock options granted under the Plan may not be less than the fair market value of the common shares on the date of grant. The exercise price of nonqualified stock options granted under the Plan may be greater or less than the fair market value of the common stock on the date of grant as determined by the Board of Directors. Stock options granted at prices below fair market value at the date of grant are considered compensatory, and compensation expense is deferred and recognized over the option vesting period using the graded vesting method. Compensation expense is based on the excess of the fair market value of the underlying common stock at the date of grant over the exercise price of the option.
          The Company granted stock options to purchase shares of Class A common stock to employees of entities under common control who performed services for the Company. In accordance with EITF Issue No. 00-23, the fair value of such options, totaling $34,000, $1.3 million and $2.1 million, was recorded as a dividend and a charge against additional paid-in capital on the line item, deferred stock-based compensation for the years ended December 31, 2005 and 2004, and the period from October 27, 2003 (inception) through December 31, 2003, respectively.

          The following table summarizes all stock options granted and forfeited to employees and non-employees:

		Weighted
	Number of	Average
	Options	Exercise Price

Options outstanding — October 27, 2003 (Inception)	—	$—
Granted	4,300,000	0.75
Forfeited	—	—

Options outstanding — December 31, 2003	4,300,000	$0.75

Exercisable at end of period	—	$—

Options outstanding — January 1, 2004	4,300,000	$0.75
Granted	16,490,261	1.74
Forfeited	(77,544)	1.28

Options outstanding — December 31, 2004	20,712,717	$1.53

Exercisable at end of period	3,237,982	$0.92

Options outstanding — January 1, 2005	20,712,717	$1.53
Granted	3,646,050	3.58
Forfeited	(499,839)	2.06

Options outstanding — December 31, 2005	23,858,928	$1.86

Exercisable at end of period	7,957,842	$1.33

          The Company recorded $2.5 million, $1.9 million and $125,000 of stock-based compensation expense for the years ended December 31, 2005 and 2004, and the period from October 27, 2003 (inception) through December 31, 2003, respectively. Of the total compensation expense recorded, $153,000 was included in cost of equipment, $51,000 was included in cost of services and $2.3 million was included in selling, general and administrative for the year ended December 31, 2005. Of the total compensation expense recorded, $78,400 was included in cost of equipment, $1,600 was included in cost of service and $1.8 million was included in selling, general and administrative for the year ended December 31, 2004. Of the total compensation expense recorded, $125,000 was included in selling, general and administrative for the period from October 27, 2003 (inception) through December 31, 2003.
          Information regarding stock option grants during 2005, 2004 and 2003 is summarized as follows:

	2005			2004			2003

		Weighted	Weighted		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average		Average	Average
		Exercise	Fair		Exercise	Fair		Exercise	Fair
	Shares	Price	Value	Shares	Price	Value	Shares	Price	Value

Exercise price equals fair value	2,217,500	$4.43	$1.04	14,744,011	$1.84	$0.40
Exercise price is less than fair value	1,428,550	$2.68	$0.66	1,720,000	$0.85	$0.64	4,300,000	$0.75	$0.41
Exercise price is greater than fair value				26,250	$2.00	$0.39

          Information regarding stock options outstanding and exercisable as of December 31, 2005 is as follows:

	Options Outstanding			Options Exercisable

		Weighted			Weighted
		Average	Weighted		Average	Weighted
		Contractual	Average		Contractual	Average
	Number of	Life	Exercise	Number of	Life	Exercise
Exercise Price	Options	Remaining	Price	Options	Remaining	Price

$0.75	5,262,500	8.0	$0.75	2,381,250	8.0	$0.75
1.00	2,938,128	8.0	1.00	2,361,267	8.1	1.00
2.00	13,074,800	8.9	2.00	3,215,325	8.9	2.00
4.00	1,555,000	9.3	4.00	—	—	4.00
5.00	1,028,500	9.9	5.00	—	—	5.00

Total	23,858,928	8.7	$1.86	7,957,842	8.4	$1.33

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	Employee			Non-employee

	2005	2004	2003	2005	2004	2003

Expected volatility	—	—	—	80.31%	88.54%	93.91%
Risk-free interest rate	3.74% to 4.51%	3.31% to 4.35%	3.81%	4.20% to 4.23%	4.13% to 4.72%	4.30%
Expected life (in years)	6.25	6.25	6.25	10	10	10
Expected dividend yield	—	—	—	—	—	—
Weighted average fair value per option at grant date	$0.89	$0.42	$0.41	$1.71	$1.70	$0.91
          Restricted Stock — In June 2004, the Company issued 1,000,000 shares of restricted stock to a senior officer of the Company which vests in equal annual installments over a two-year period. The Company also agreed to reimburse the officer for the personal income tax liability associated with the restricted stock. The Company recorded compensation expense of $1 million and $750,000 in 2005 and 2004, respectively, related to this restricted stock grant.
          Warrants — Total warrants of 24,232,489, 2,458,496 and 1,125,000 were granted during 2005, 2004 and 2003, respectively. At December 31, 2005, there were 26,679,545 shares of common stock issuable upon the exercise of outstanding warrants, with exercise prices ranging from $0.001 to $5.00, a weighted average exercise price of $4.34, and a weighted average remaining life of 5.0 years.
          Information regarding warrants outstanding and exercisable as of December 31, 2005 is as follows:

	Outstanding			Exercisable

		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Life	Exercise	Number of	Life	Exercise
Exercise Price	Warrants	Remaining	Price	Warrants	Remaining	Price

$0.001	1,908,151	8.9	$0.001	1,908,151	8.9	$0.001
0.050	191,891	9.2	0.050	191,891	9.2	0.050
1.000	1,125,000	7.9	1.000	1,125,000	7.9	1.000
4.000	2,626,850	4.2	4.000	2,626,850	4.2	4.000
5.000	20,827,653	4.6	5.000	—	—	5.000

Total	26,679,545	5.0	$4.34	5,851,892	6.6	$1.99

          The fair value of warrants granted is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	2005	2004	2003

Expected volatility	78.62% to 80.31%	88.54%	93.91%
Risk-free interest rate	3.89% to 4.61%	3.05% to 4.50%	4.29%
Expected life (in years)	6	10	10
Expected dividend yield	—	—	—
Weighted average fair value per share at grant date	$4.09	$0.63	$0.89

13.	EARNINGS PER SHARE
          Basic and diluted earnings per share have been calculated in accordance with SFAS No. 128 for the years ended December 31, 2005 and 2004 and for the period October 27, 2003 (inception) through December 31, 2003. As the Company had a net loss in each of the periods presented, basic and diluted net loss per common share are the same.
          The computations of diluted earnings per share for the years ended December 31, 2005 and 2004, and for the period October 27, 2003 (inception) through December 31, 2003 did not include the effects of 23.9 million, 20.7 million and 4.3 million, respectively, of stock options as the inclusion of these options would have been antidilutive.
          The computations of diluted earnings per share for the years ended December 31, 2005 and 2004, and for the period October 27, 2003 (inception) through December 31, 2003 did not include the effects of 24.2 million, 2.5 million and 1.1 million of warrants, respectively, as the inclusion of these warrants would have been antidilutive.
          The computations of diluted earnings per share for the years ended December 31, 2005 and 2004 did not include the effects of 1 million shares of restricted stock, respectively, as the inclusion of these restricted shares would have been antidilutive.

14.	SEGMENT REPORTING
          The Company has two reportable segments which are consistent with how the Company is managed and how management views the business. The two reportable segments are Wireless Broadband Services (“Services”) and Wireless Broadband Network Equipment (“Equipment”). The Company generally manages its reportable segments to the net loss level.
          The Services segment includes both our international and domestic companies that provide broadband wireless services to individuals, small businesses, public safety organization and others through its advanced network around the world.
          The Equipment segment is comprised of the operations of our wholly-owned subsidiary NextNet. NextNet develops, manufactures and sells equipment that enables the deployment of wireless broadband networks. The Company and its affiliates are one of NextNet’s largest customers. NextNet also sells its wireless broadband access systems and related technology to other third-party wireless Internet service providers round the world.
          Corporate assets are not allocated to the reportable segments and consist primarily of cash and cash equivalents, debt service and various administrative assets and improvements related to our headquarters. Operating and administrative expenses are not allocated to the reportable segments.

          Selected financial information for our operating segments for each of the years ended December 31, 2005 and 2004, and the period October 27, 2003 (inception) through December 31, 2003, respectively was as follows (in thousands):

			Corporate/
	Services	Equipment	Eliminations	Total

2005:
Service revenues	$8,451	$—	$—	$8,451
Equipment and other revenues	436	24,567	—	25,003
Intercompany revenues	—	52,518	(52,518)	—

Total segment revenues	8,887	77,085	(52,518)	33,454
Cost of service	4,047	—	186	4,233
Cost of equipment	—	10,408	8,928	19,336
Selling, general and administrative	67,402	9,283	29,526	106,211
Research and development	18	8,770	851	9,639
Depreciation and amortization	7,611	2,220	2,082	11,913
Spectrum lease expense	9,356	—	—	9,356
Interest income (expense) — net	80	59	(11,659)	(11,520)
Foreign currency transaction gains -net	20	—	—	20
Other (expense) income — net	(70)	154	3,718	3,802
Losses from equity investees — net	(3,946)	—	—	(3,946)
Minority interest in net loss of consolidated subsidiaries	387	—	—	387
Income tax provision	(1,459)			(1,459)

Total segment income (loss)	$(84,535)	$46,617	$(102,032)	$(139,950)

Total long-lived assets	$346,420	$7,757	$34,735	$388,912

2004:
Service revenues	$243	$—	$—	$243
Equipment and other revenues	—	15,035		15,035
Intercompany revenues	—	17,700	(17,700)	—

Total segment revenues	243	32,735	(17,700)	15,278
Cost of service	124	—	38	162
Cost of equipment	—	9,816	2,869	12,685
Selling, general and administrative	6,392	5,151	12,658	24,201
Research and development	5	5,249	551	5,805
Depreciation and amortization	486	694	1,372	2,552
Spectrum lease expense	2,987	—	—	2,987
Interest income — net	152	8	1,000	1,160
Foreign currency transaction gains — net	172	—	—	172
Other (expense) income — net	(294)	—	2	(292)
Losses from equity investees — net	(988)	—	—	(988)
Minority interest in net loss of consolidated subsidiaries	20	—	—	20

Total segment income (loss)	$(10,689)	$11,833	$(34,186)	$(33,042)

Total long-lived assets	$113,812	$2,113	$9,097	$125,022

			Corporate/
	Services	Equipment	Eliminations	Total

2003:
Service revenues	$25	$—	$—	$25

Total segment revenues	25	—	—	25
Cost of service	78	—	32	110
Selling, general and administrative	196	—	878	1,074
Research and development	—	—	22	22
Depreciation and amortization	25	—	2	27
Spectrum lease expense	163	—	—	163

Total segment loss	$(437)	$—	$(934)	$(1,371)

Total long-lived assets	$25,163	$—	$90	$25,253

          Geographic area data was as follows (in thousands):

	Revenues			Total Long-Lived Assets

	2005	2004	2003	2005	2004	2003

United States	$32,025	$15,228	$25	$326,485	$95,482	$25,253
Europe	1,429	50	—	62,427	29,540	—

Total	$33,454	$15,278	$25	$388,912	$125,022	$25,253

15.	EMPLOYEE BENEFIT PLANS
          401(k) Plan — In connection with Clearwire’s merger with NextNet in March 2004, the Company acquired NextNet’s 401(k) Plan and amended the Plan to become the Clearwire Corporation 401(k) Plan effective July 1, 2004. This defined contribution plan covers all employees. Participants may contribute up to 60% of their compensation in any plan year, subject to an annual limitation. Employer contributions may be made at the discretion of the Company’s Board of Directors. To date, there have been no Company contributions made to the Plan.
          Until July 1, 2004, the Company offered a 401(k) Plan to eligible employees as part of a 401(k) Plan administered by ERH. Under the Plan, employees were eligible for matching contributions after six months of service for 100% of the employees’ contributions, up to 5% of total employee compensation. There were no matching contributions by the Company in 2004. The employees on this Plan transferred into the Clearwire Corporation 401(k) Plan in 2005.
          The Company also acquired CTI’s 401(k) Plan in November 2003. The Company intends to terminate this plan in 2006. Upon termination of the Plan, the funds for prior CTI employees will be transferred to the current Clearwire Corporation 401(k) Plan or disbursed to the participants.

16.	RELATED PARTY TRANSACTIONS
          Clearwire has a number of strategic and commercial relationships with third-parties that have had a significant impact on Clearwire’s business, operations and financial results and have the potential to have a similar impact in the future. Of these, the material relationships are with HITN, ISA, ISC, Bell Canada and Nextel, all of which are or have been related parties. See Note 3, Strategic Transactions, for discussion of significant transactions with those companies.
          Relationships among Certain Stockholders, Directors, and Officers of Clearwire — ERH is the holder of all of the outstanding Class B common stock of Clearwire, and ERH holds approximately 30% of Clearwire’s outstanding Class A common stock. Eagle River Inc. (“ERI”) is the manager of ERH. Each entity is controlled by Mr. McCaw. Mr. McCaw and his affiliates have significant investments in other telecommunications businesses, some of which may compete with Clearwire currently or in the future. Subject only to the noncompete provisions of the stockholders’ agreement, Mr. McCaw and his affiliates will likely continue to make additional investments in telecommunications businesses.

          In addition to acting as officers and directors of Clearwire, certain individuals provide services to Eagle River, ERI, ERH and their affiliates for which they are compensated. Any compensation provided is in addition to the compensation paid to such individuals by Clearwire, except for Mr. McCaw and certain other individuals who do not directly receive additional compensation from Clearwire (see Advisory Services Agreement below).
          Subscription Agreement — Clearwire and FFW entered into a subscription agreement in November 2003. Pursuant to this agreement in 2004, FFW received 34,613,020 shares of Class B common stock in exchange for $27.0 million in cash and additional spectrum licenses valued at $7.6 million. Clearwire accounted for the transaction as a transaction between entities under common control.
          Advisory Services Agreement — Clearwire and ERI have entered into a three-year Advisory Services Agreement, dated November 13, 2003 (the “Advisory Services Agreement”). Clearwire engaged ERI to provide advisory and consulting services, including without limitation, advice as to the development, ownership and operation of communications services, advice concerning long-range planning and strategy for the development and growth of Clearwire, advice and support in connection with its dealings with federal, state and local regulatory authorities, advice regarding employment, retention and compensation of employees, procurement and maintenance of adequate insurance coverage, bookkeeping and accounting services and assistance in short-term and long-term financial planning.
          In exchange for the services, Clearwire agreed to pay ERI an annual advisory fee of $800,000 plus any out-of-pocket expenses incurred by ERI. The annual advisory fee covers certain overhead expenses incurred by ERI on behalf of Clearwire, including expenses related to providing administrative support and office space to Mr. McCaw and certain individuals and compensation for services provided to Clearwire by certain personnel of ERI. Except for compensation indirectly resulting from fees received by ERI under the Advisory Services Agreement, Mr. McCaw does not receive any compensation directly from Clearwire. Pursuant to the Advisory Services Agreement, $800,000 is included as selling, general and administrative expense in the Company’s statements of operations for the years ended December 31, 2005 and 2004.
          Pursuant to the Advisory Services Agreement, in 2003 Clearwire also issued to ERI warrants to purchase 1,125,000 shares of Class A common stock at an exercise price of $1 per share, which may be exercised any time within ten years of the issuance of the warrants. As of December 31, 2005 and 2004, the remaining life of the warrant was 7.9 years and 8.9 years, respectively.
          Commercial Agreements with NextNet — ERH and NextNet entered into a master purchase agreement, support services agreement and escrow agreement (the “Commercial Agreements”) in July 2003. Under the Commercial Agreements, NextNet agreed to sell its standard products and to provide support services in connection with the products sold to ERH and its affiliates, with some products being sold at a substantial discount to NextNet’s standard prices. NextNet also agreed to develop enhanced products based on specifications submitted by ERH. The Commercial Agreement also grants ERH certain exclusive rights to distribute NextNet equipment in various countries around the world. As of December 31, 2005, ERH had not requested any development of enhanced products, nor had it elected to distribute NextNet equipment to any country other than Canada. For the years ended December 31, 2005 and 2004, NextNet sold $9.7 million and $6.9 million of equipment, with a cost of $1.9 million and $3.1 million, respectively, to ERH under this agreement.
          In March 2004, NextNet became a wholly-owned subsidiary of Clearwire and is fully consolidated in Clearwire’s financial statements. Consequently, related party transactions which are fully eliminated thereafter are not disclosed for 2005 and 2004.
          NextNet and MVS Net Joint Development Agreement — Under a joint development agreement (“JDA”), dated April 2002, between MVS Net and NextNet, NextNet agreed to provide MVS Net with certain equipment, software and systems engineering services for use in deploying a broadband wireless service in Mexico. The agreement contemplates two phases, a rollout of service in Mexico City, Guadalajara or Monterrey, Mexico, and required $5.5 million in purchases under the JDA by MVS Net. The term of the JDA is ten years and includes a three-year exclusivity provision for MVS Net to be the only authorized purchaser of NextNet equipment in Mexico, subject to satisfying certain purchase commitments. The exclusivity period will extend if the service rollout is completed within a three-year period and MVS Net continues to purchase NextNet products and services. The Company accounts for its investment in MVS Net under the equity method. Revenue and related cost of goods and services sold to MVS Net under the JDA from March 16, 2004 through December 31, 2005 have been eliminated, and Clearwire’s investment in MVS Net has been reduced for its proportionate share of losses.
          Nextel Undertaking — Clearwire and Mr. McCaw entered into an agreement and undertaking in November 2003, pursuant to which Clearwire agreed to comply with the terms of a separate agreement between Nextel and Mr. McCaw. The agreement provides Nextel the following rights until October 31, 2006: (1) Nextel has the right to swap certain channels of owned or leased BRS or EBS with entities controlled by Mr. McCaw, including Clearwire; and (2) Nextel has a right of first refusal on a sale by Clearwire of certain owned or leased BRS and EBS spectrum to a third-party. The right of first refusal generally does not apply to spectrum acquired after August 13, 2004. This agreement is binding on the Company so long as the Company is a “controlled affiliate” of Mr. McCaw as defined therein. There were no payments made to Nextel under this agreement in 2005 or 2004.

17.	SUBSEQUENT EVENTS
          Additional Investment in Spain — For the second close in February 2006, Clearwire purchased the remaining shares in BASA from BHI and increased its share holding to 100% in exchange for a guaranteed minimum price of $11.6 million in Clearwire’s Class A common stock. The purchase price for the shares acquired from BHI is subject to a purchase price adjustment based on the fair market value of Clearwire and BASA upon the earliest of a change of control or initial public offering of Clearwire 30 months after close. Clearwire will record this contingent consideration based on share price in accordance with SFAS No. 141.
          Additional Financing — In February 2006, certain holders of the Notes exercised their option to acquire additional Notes and Warrants. The terms of the additional Notes and Warrants are substantially identical to the original Notes and Warrants. In February 2006, the Company completed the sale of approximately $360 million senior secured notes (the “Additional Notes”) to new and existing holders, which are due 2010. In connection with the sale of the Additional Notes, the Company also issued 28,828,000 Warrants to the purchasers of the Additional Notes entitling them to purchase shares of the Company’s Class A common stock.
          Nextel Purchase and Sale Agreement — In October 2005, Clearwire entered into an agreement with Nextel Spectrum Acquisitions Corp. (“Nextel”) for the sale and assignment of certain BRS and EBS spectrum rights held by Clearwire in eight markets. The total sale price for this spectrum is approximately $3.9 million and includes the sale of BRS spectrum licenses and the assignment of EBS spectrum leases. The closing of this agreement is subject to the satisfaction or waiver of certain conditions, including FCC approval of the assignment of the BRS and EBS spectrum rights. In addition, this agreement settled an outstanding dispute with Nextel Communications, Inc. relating to the Amendment to March Agreement effective as of October 3, 2003, which the Company had agreed to comply with pursuant to an agreement and undertaking dated November 2003 with Mr. McCaw. In addition, Clearwire agreed to execute and deliver a no-objection letter to allow interference caused by channels being leased or sold to Nextel that are interleaved with channels retained by Clearwire, as long as such interference does not interrupt Clearwire’s business operations. This purchase has not yet closed.
          Nextel Purchase and Sale Agreement — In October 2005, Clearwire entered into a purchase and sale agreement with Nextel for the purchase and assignment of certain BRS and EBS spectrum rights held by Nextel in approximately 85 markets. The total purchase price for this spectrum is approximately $31.9 million which will be paid on closing (or a series of closings) and includes the purchase of BRS spectrum licenses and the assumption of EBS spectrum leases. The closing of this agreement is subject to the satisfaction or waiver of certain conditions, including FCC approval of the assignment of the BRS and EBS spectrum rights. As part of this transaction, Nextel has the option to repurchase certain of the non-contiguous leases or licenses sold to Clearwire under this agreement for 24 months following the effective date of the agreement if Nextel has switched to a Time Division Duplexing wireless broadband system and

Clearwire does not have a plan for using such spectrum in the five years following the exercise of the repurchase option. In addition, Nextel agreed to execute and deliver a no-objection letter to allow interference caused by channels being leased or sold to Clearwire that are interleaved with channels retained by Nextel, as long as such interference does not interrupt Nextel’s business operations. This purchase has not yet closed.
          WinBeam Stock Purchase Agreement — In November 2005, the Company’s wholly-owned subsidiary, CSH, entered into a stock purchase agreement with the shareholders of WinBeam, Incorporated (“WinBeam”) to purchase 100% of the issued and outstanding shares of WinBeam. WinBeam holds EBS and BRS spectrum rights in certain markets. The total purchase price is approximately $21 million, which includes the acquisition of spectrum licenses, accounts receivable, inventory, fixed assets and assumptions of certain liabilities, as well as the assignment and assumption of tower and spectrum lease agreements. This purchase closed on January 31, 2006.
          Wavetel Spectrum Purchase Agreement — In June 2005, FWH entered into a purchase agreement with Wireless One of North Carolina, LLC, Wavetel NC License Corporation, Wavetel, L.L.C. and Wavetel TN, L.L.C. (collectively, “Wavetel”) to purchase and acquire certain BRS and EBS spectrum rights of Wavetel in certain markets. The purchase included the acquisition of Basic Trading Area authorizations and licenses as well as the assignment and assumption of lease agreements that Wavetel had with certain EBS holders in the applicable markets and the acquisition of certain tower lease interests. The aggregate purchase price for these assets is $16 million and is payable in cash at the closing date upon satisfaction of certain conditions, including FCC approval of the assignment of the license agreements. This purchase has not yet closed.
          Romania Acquisitions — In February 2006, Clearwire closed the acquisition of 100% of the outstanding shares of accessNET International S.A. (“accessNET”) and, in March 2006, Clearwire closed the acquisition of 100% of the outstanding shares of IDILIS S.A. (“Idilis”). Through accessNET and Idilis, the Company holds licenses for 56 MHz of spectrum in the 3.5 GHz band covering all of Romania. The total aggregate purchase price for accessNET and IDILIS was approximately $8.7 million in cash.
* * * * *

         Through and including                     , 2006 (the 25th day after this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
                                         Shares
Clearwire Corporation
Class A Common Stock

PROSPECTUS

Merrill Lynch & Co.	Morgan Stanley	JPMorgan

Bear, Stearns & Co. Inc.	Wachovia Capital Markets, LLC
                , 2006

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
          The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration fee and the NASD fee are estimated. The missing amounts will be filed by amendment.

Amount

(In thousands)
SEC Registration Fee	$43
Nasdaq National Market Listing Fee	*
NASD Fee	41
Accounting Fees and Expenses	*
Legal Fees and Expenses	*
Printing Fees and Expenses	*
Blue Sky Fees and Expenses	*
Miscellaneous	*

Total	$

* To be completed by amendment.

Item 14.	Indemnification of Directors and Officers
          Section 102 of the General Corporation Law of the State of Delaware allows a corporation to eliminate the personal liability of directors of a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.
          Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.
          Section 174 of the General Corporation Law of the State of Delaware provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
          Our certificate of incorporation contains a provision that eliminates the personal liability of directors to the company or its stockholders for monetary damages for a breach of fiduciary duty as a director, to the fullest extent permitted by Delaware General Corporation Law. It also contains provisions that provide for the indemnification of directors of the company for third party actions and actions by or in the right of the company that mirror Section 145 of the Delaware General Corporation Law.
          In addition, our certificate of incorporation states that we shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against any liability asserted against such person or incurred by such person in any such capacity, or arising out of such person’s status as such, and related expenses, whether or not the corporation would have the power to indemnify such person against such liability under Delaware General Corporate Law. We also intend to maintain director and officer liability insurance, if available on reasonable terms.
          Service as a director, officer, employee or agent or another corporation, partnership, limited liability company, joint venture or other enterprise, at least 50% of whose equity interests are owned by us, are conclusively presumed to be serving in such capacity upon our request. Persons who become or remain directors after the date of adoption of the indemnity provisions are presumed to rely on them in entering into or remaining in such service.

Item 15.	Recent Sales of Unregistered Securities.
          The following sets for the information regarding unregistered securities sold by the registrant since October 27, 2003 (inception).
Offerings

(1)	From June 2004 through August 2004, the registrant issued and sold 80,000,000 shares of common stock at an offering price of $2.00 per share for a total of $160,000,000. 46,029,150 shares were sold to existing stockholders of the registrant, for which the registrant received cash consideration of $91,972,700 and the remaining 34,013,650 shares were sold to accredited investors for cash consideration of $68,027,300. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(2)	In March 2005 the registrant issued and sold 29,873,512 shares of common stock to accredited investors at offering price of $4.00 per share for cash consideration of $119,494,048. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(3)	In June 2005 the registrant issued and sold 5,000,000 shares of common stock to accredited investors at an offering price of $4.00 per share for cash consideration of $20,000,000. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(4)	From August 2005 through February 2006 the registrant issued and sold to accredited investors Senior Notes in the amount of $615,350,000 and 49,655,653 warrants to purchase common stock at an exercise price of $5.00 per share. The issuance and sale of such notes was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

Spectrum Acquisitions

(1)	From November 2003 through May 2004 the registrant issued and sold 10,631,714 shares of common stock to an accredited investor at a per share price of $1.00 per share for a total of $10,631,714 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(2)	In October 2004 the registrant issued and sold 2,013,426 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $4,026,852 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(3)	In October 2004 the registrant issued and sold 32,655 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $65,310 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(4)	In October 2004 the registrant issued and sold 276,595 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $553,190 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(5)	In October 2004 the registrant issued and sold 376,875 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $753,750 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(6)	In November 2004 the registrant issued and sold 346,685 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $693,370 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(7)	In November 2004 the registrant issued and sold 1,456,077 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $2,912,154 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(8)	In November 2004 the registrant issued and sold 58,674 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $117,348 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(9)	In November 2004 the registrant issued and sold 1,456,077 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $2,912,154 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(10)	From February 2005 through October 2005 the registrant issued and sold 104,111 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $208,222 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(11)	In February 2005 the registrant issued and sold 213,821 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $427,642 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(12)	In May 2005 the registrant issued and sold 300,000 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $600,000 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(13)	From May 2005 through June 2005 the registrant issued and sold 287,774 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $575,548 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(14)	In October 2005 the registrant issued and sold 66,238 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $132,476 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(15)	In October 2005 the registrant issued and sold 66,237 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $132,474 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(16)	In October 2005 the registrant issued and sold 42,525 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $85,050 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(17)	In October 2005 the registrant issued and sold 175,000 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $350,000 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(18)	In November 2005 the registrant issued and sold 1,250,000 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $2,500,000 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(19)	In November 2005 the registrant issued and sold 500,000 shares of common stock to an accredited investor at a per share price of $5.00 per share for a total of $6,250,000 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(20)	In November 2005 the registrant issued and sold 500,000 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $1,000,000 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(21)	In December 2005 the registrant issued and sold 51,666 shares of common stock to an accredited investor at a per share price of $5.00 per share for a total of $258,330 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(22)	In June 2005 the registrant issued and sold 354,614 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $709,228 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(23)	From September 2005 through November 2005 the registrant issued and sold 102,824 shares of common stock to an accredited investor at a per share price of $5.00 per share for a total of $514,120 in connection with the acquisition of spectrum. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(24)	In January 2006 the registrant issued and sold 400,000 warrants to purchase common stock with an exercise price of $5.00 per share in connection with the acquisition of spectrum. The issuance and sale of such warrants was effected without registration Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

Stock Acquisitions

(1)	In November 2003 the registrant issued and sold 7,709,375 shares of common stock to an accredited investor at a per share price of $1.00 per share in connection with the acquisition of Clearwire Technologies, Inc. and its subsidiaries. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Sections 4(2) and 4(6) of the Securities Act

(2)	From November 2003 through December 2004 the registrant issued and sold 56,072,860 shares of Class B common stock to an accredited investor at a per share price of $1.00 per share for a total of $56,072,860 in connection with the acquisition of Fixed Wireless Holdings, LLC. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(3)	From March 2004 through May 2004 the registrant issued and sold 13,869,540 shares of common stock and 3,070,339 warrants to purchase common stock with an exercise price of $4.00 per share to accredited investors in connection with the merger transaction with NextNet Wireless, Inc. 52,335 warrants are subject to reversion to the registrant pursuant to the transaction documents. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(4)	In May 2005 the registrant issued and sold 258,091 shares of common stock to accredited investors at a per share price of $2.00 per share for a total of $516,182 in connection with the acquisition of Unison Wireless, Inc. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(5)	In November 2005 the registrant issued and sold to an accredited investor 142,630 shares of common stock to accredited investors at a per share price of $5.00 per share. 14,805 shares were issued to a spectrum consultant or broker for a total of $74,025, and the remaining 127,825 were issued to stockholders for a total of $639,125 in connection with the acquisition of WinBeam, Incorporated. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(6)	In December 2005 the registrant issued and sold 4,750,000 shares of common stock to an accredited investor at a per share price of $5.00 for a total of $23,750,000 in connection with the acquisition of Banda Ancha S.A. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Regulation S promulgated under the Securities Act.
Consultant, Advisory, and Joint Development Agreements

(1)	In November 2003 the registrant issued and sold warrants to purchase $1,125,000 shares of common stock to an accredited investor at an exercise price of $1.00 per share in connection with certain advisory services. The issuance and sale of such warrants was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(2)	In October 2004 the registrant issued and sold 10,000,000 shares of common stock to an accredited investor at a per share price of $2.00 per share for a total of $20,000,000 in connection with and investment and joint development agreement. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(3)	From February 2005 through December 2005 the registrant issued and sold 191,891 warrants to purchase common stock to an accredited investor at an exercise price of $.05 per share in connection with a consultant agreement. The issuance and sale of such warrants was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(4)	From April 2004 through December 2005 the registrant issued and sold 1,908,151 warrants to purchase common stock to an accredited investor at an exercise price of $.001 per share in connection an advisory agreement. The issuance and sale of such warrants was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.

(5)	In February 2006 the registrant issued and sold 12,650 shares of common stock to an accredited investor at a per share price of $2.00 per share in connection with a consultant agreement. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Sections 4(2) and 4(6) of the Securities Act.
Director Compensation

(1)	In August 2004 the registrant issued 1,000,000 share of restricted stock to an executive officer of the registrant at a per share price of $2.00 per share for a total of $2,000,000 pursuant to a restricted stock grant agreement. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(2)	In January 2005 the registrant issued 17,125 shares of common stock to directors of the registrant at a per share price of $2.00 per share in connection with director compensation. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(3)	In July 2005 the registrant issued 1,625 shares of common stock to directors of the registrant at a per share price of $4.00 per share in connection with director compensation. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) of the Securities Act.

(4)	In December 2005 the registrant issued 14,800 shares of common stock to directors at a per share price of $5.00 per share in connection with director compensation. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act.

(5)	In April 2006, the registrant issued 250,000 shares of common stock at a value of $5.00 per share. The issuance and sale of such restricted shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Sections 4(2) and 4(6) of the Securities Act.

(6)	Since February 2003, the registrant has issued directors, officers and employees options to purchase 28,182,811 shares of common stock with per share exercise prices ranging from $0.75 to $5.00, none of which have been exercised. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 701 of the Securities Act.

(7)	Since January 2006, the registrant has issued to employees 73,200 stock appreciation rights to employees with a base value of $5.00 per stock appreciation right, none of which have been exercised. The issuance and sale of such stock appreciation rights was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 701 of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.
          (a) Exhibits. The following exhibits are filed as part of this Registration Statement.*

1.1	Form of Underwriting Agreement.†
3.1	Third Amended and Restated Certificate of Incorporation of Clearwire Corporation, to be effective prior to closing of the offering.†
3.2	Amended and Restated Bylaws, to be effective prior to closing of the offering.†
4.1	Form of stock certificate for Class A common stock.†
4.2	Amended and Restated Stockholders Agreement dated March 16, 2004 among Clearwire Corporation and the parties thereto.
4.3	Registration Rights Agreement dated November 13, 2003 among Flux U.S. Corporation, Clearwire Holdings, Inc. and Hispanic Information and Telecommunications Network, Inc.
4.4	Registration Rights Agreement dated November 13, 2003 among Flux U.S. Corporation and the parties thereto.
4.5	Registration Rights Agreement dated March 16, 2004 among Clearwire Corporation and the parties thereto.
4.6	Registration Rights Agreement dated August 5, 2005 among Clearwire Corporation and certain buyers of the Senior Secured Notes.
4.7	Securities Purchase Agreement dated August 5, 2005 among Clearwire Corporation and the buyers of the Senior Secured Notes.
4.8	Indenture dated August 5, 2005 among Clearwire Corporation, Clearwire LLC, Fixed Wireless Holdings, LLC, NextNet Wireless, Inc. and The Bank of New York, as Trustee.
4.9	Form of Senior Secured Note, due 2010.
4.10	Form of Warrant.
5.1	Opinion of Davis Wright Tremaine LLP.†
10.1	Joint Development Agreement dated April 23, 2002 between NextNet Wireless, Inc. and MVS Net S.A. de C.V.†
10.2	Advisory Services Agreement dated November 13, 2003 between Flux U.S. Corporation and COM Holdings, LLC.†
10.3	Indemnification Agreement dated November 13, 2003 among Flux Fixed Wireless, LLC and Flux U.S. Corporation.†
10.4	Indemnification Agreement dated November 13, 2003 between Flux U.S. Corporation and Flux Fixed Wireless, LLC.†
10.5	Form of Indemnification Agreement.†
10.6	Employment Agreement dated June 28, 2004 between Clearwire Corporation and Perry Satterlee.†
10.7	Put Option Agreement dated October 13, 2004 between Clearwire Corporation and Intel Capital Corporation.†
10.8	Clearwire Corporation 2003 Stock Option Plan, as amended.
10.9	Agreement dated March 5, 2003 among Nextel Communications, Inc., Digital Radio, LLC and Craig O. McCaw.†

10.10	Amendment to Agreement dated March 5, 2003, dated October 3, 2005, among Nextel Communications, Inc., Digital Radio, LLC and Craig O. McCaw.†
10.11	Agreement and Undertaking dated November 13, 2003 between Flux U.S. Corporation and Craig O. McCaw.†
10.12	Master Purchase Agreement dated July 9, 2003 between NextNet Wireless, Inc. and Flux Fixed Wireless, LLC, as amended on November 3, 2003, and as amended and assigned to Eagle River Holdings, LLC effective March 16, 2004.†
10.13	Support Services Agreement dated July 9, 2003 between NextNet Wireless, Inc. and Flux Fixed Wireless, LLC.†
10.14	Escrow Agreement dated July 9, 2003 between NextNet Wireless, Inc. and Flux Fixed Wireless, LLC.†
10.15	Master Spectrum Acquisition Agreement dated November 13, 2003 between Flux U.S. Corporation and Hispanic Information and Telecommunications Network, Inc.†
10.16	ITFS Capacity Use and Royalty Agreement dated November 13, 2003 between Hispanic Information and Telecommunications Network, Inc. and Fixed Wireless Holdings, LLC.†
10.17	Warrant Agreement dated November 13, 2003 by and between Flux U.S. Corporation and ITFS Spectrum Advisors LLC.†
10.18	Letter Agreement dated March 29, 2004 from Clearwire Corporation to ITFS Spectrum Advisors LLC.†
10.19	Letter Agreement dated February 1, 2005 from Clearwire Corporation to ITFS Spectrum Consultants, LLC.†
10.20	Spectrum Option Agreement dated March 29, 2004 between Clearwire Corporation and Hispanic Information and Telecommunications Network, Inc.†
10.21	First Addendum and Amendment to the Master Spectrum Acquisition Agreement dated March 29, 2004 between Clearwire Corporation and Hispanic Information and Telecommunications Network, Inc.†
10.22	Spectrum Option Agreement dated March 29, 2004 between Clearwire Corporation and Hispanic Information and Telecommunications Network, Inc.†
10.23	Spectrum Access and Loan Facility Agreement dated May 24, 2005 among Clearwire Corporation, Hispanic Information and Telecommunications Network, Inc. and HITN Spectrum, LLC.†
10.24	EBS Excess Capacity Use and Royalty Agreement dated September 15, 2005 between Hispanic Information and Telecommunications Network, Inc. and Clearwire Spectrum Holdings LLC.†
10.25	Manufacturing Services Agreement dated April 30, 2004 between NextNet Wireless, Inc. and SANMINA-SCI Corporation, as amended September 24, 2004 and February 9, 2005.†
10.26	Corporate Guaranty dated May 13, 2004 made by Clearwire Corporation in favor of SANMINA-SCI Corporation.†
10.27	Purchase Agreement dated May 13, 2005 between Lois Hubbard and Fixed Wireless Holdings, LLC.†
10.28	Membership Interest Purchase Agreement dated October 14, 2005 between Lois Hubbard Communications, LLC, Lois Hubbard and Clearwire Spectrum Holdings LLC.†
10.29	Option Purchase Agreement dated October 14, 2005 between LH Communications, LLC, Lois Hubbard and Clearwire Spectrum Holdings LLC.†
10.30	Consulting Agreement dated October 14, 2005 between Clearwire LLC and Lois Hubbard Communications, LLC.†
10.31	Stock Purchase Agreement dated September 30, 2004 among Craig Wireless Honolulu Inc., Craig Wireless Nevada Inc., Craig Wireless Systems Inc. and Fixed Wireless Holdings, LLC, as amended on November 30, 2004.†
10.32	Stock Purchase Agreement dated October 22, 2004 between Clearwire Corporation and Kenneth A. Jonsson, as amended on January 11, 2005.†
10.33	Asset Purchase Agreement dated November 11, 2004 among Fixed Wireless Holdings, LLC, NTELOS Cable Inc. and NTELOS Licenses Inc.†

10.34	Investment Agreement dated December 7, 2004 among Clearwire Europe S.A.R.L., MAC Telecom SA, Axel Beghin, Charles De Bunsen, Nicolas du Chastel, Matthew Ridgwell and other individuals listed therein.†
10.35	Purchase Agreement dated January 17, 2005 between East West Communications, Inc., Clearwire Corporation and Fixed Wireless Holdings, LLC.†
10.36	Master Supply Agreement dated March 16, 2005 among Clearwire Corporation, Clearwire LLC, Bell Canada and BCE Nexxia Corporation.†
10.37	Agreement dated March 16, 2005 between Clearwire Corporation, Eagle River Holdings, LLC and Bell Canada.†
10.38	Credit Agreement dated July 19, 2005 between Clearwire Corporation and Bell Canada.†
10.39	Security Agreement dated July 19, 2005 between Clearwire Corporation and Bell Canada.†
10.40	Purchase Agreement dated June 6, 2005 among Wireless One of North Carolina, LLC, WaveTel NC License Corporation, WaveTel, L.L.C., WaveTel TN LLC and Fixed Wireless Holdings, LLC.†
10.41	Master Equipment Sales Agreement dated June 15, 2005 between NextNet Wireless, Inc. and Clearwire Europe S.A.R.L.†
10.42	Loan Agreement dated June 21, 2005 between Clearwire Poland Sp.zo.o. and E-Internets Sp.zo.o., as amended October 27, 2005.†
10.43	Loan Agreement dated October 27, 2005 between Clearwire Poland Sp.zo.o and E-Internets Sp.zo.o.†
10.44	Purchase Agreement dated June 22, 2005 between Columbia Wireless Corporation and its Principals, Clearwire Corporation and Fixed Wireless Holdings, LLC.†
10.45	Equipment Lease Agreement dated June 30, 2005 between Clearwire Corporation and 6311458 Canada Ltd.†
10.46	Purchase Agreement dated September 9, 2005 between Baypoint St. Louis, LLC, Clearwire Corporation and Clearwire Spectrum Holdings LLC.†
10.47	Purchase Agreement dated September 9, 2005 among St. LouE, LLC, Clearwire Corporation and Clearwire Spectrum Holdings LLC.†
10.48	Joint Bidding Agreement dated September 29, 2005 among Speed Choice of Detroit, Inc., Clearwire Corporation, and SpeedNet LLC.†
10.49	Vendor Agreement dated September 27, 2005 between Best Buy Purchasing LLC and Clearwire LLC.†
10.50	Subscription Service Addendum to Vendor Agreement dated September 27, 2005 between Best Buy Stores, L.P. and Clearwire Corporation.†
10.51	Purchase and Sale Agreement dated October 24, 2005 between Nextel Communications, Inc. and Fixed Wireless Holdings, LLC.†
10.52	Purchase and Sale Agreement dated October 24, 2005 between Nextel Communications, Inc. and Clearwire Spectrum Holdings LLC.†
10.53	Transaction Agreement dated October 24, 2005 among Nextel Spectrum Acquisition Corp., Fixed Wireless Holdings, LLC and Clearwire Spectrum Holdings LLC.†
10.54	Stock Purchase Agreement dated November 7, 2005 between the shareholders of WinBeam, Incorporated and Clearwire Spectrum Holdings LLC.†
10.55	Purchase Agreement dated November 8, 2005 between Comspec Corporation and Clearwire Spectrum Holdings LLC.†
10.56	Bundled Wireless Broadband Services Agreement dated November 23, 2005 between Clearwire LLC and America Online, Inc.†
10.57	Securities Purchase Agreement dated December 7, 2005 among BASA Holding Iberia S.L.U., Clearwire Corporation and Clearwire Europe S.A.R.L.†
10.58	Indemnification Agreement dated December 7, 2005 among BASA Holding Iberia S.L.U., Clearwire Corporation and Clearwire Europe S.A.R.L.†
10.59	Development and Production Agreement dated December 22, 2005 between Maxim Integrated Products, Inc. and NextNet Wireless, Inc.†
21.1	List of subsidiaries.†

23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Davis Wright Tremaine LLP (included in Exhibit 5.1).†
24.1	Powers of Attorney (included on signature page).

*	Flux U.S. Corporation changed its name to Clearwire Corporation effective February 24, 2004, and as a result all references to Flux U.S. Corporation in this index are now to Clearwire Corporation.

†	To be filed by amendment.

‡	Confidential treatment requested.
          (b) Financial Statement Schedules.

Item 17.	Undertakings.
          1. The undersigned Registrants hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
          2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
          3. The undersigned registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Kirkland, Washington, on this 11 day of May, 2006.

Clearwire Corporation

By:	/s/ Craig O. McCaw

Name: Craig O. McCaw

Title:	Chairman of the Board of

Directors and Co-Chief Executive
Officer

By:	/s/ Benjamin G. Wolff

Name: Benjamin G. Wolff

Title:	Co-Chief Executive Officer

and Co-President
POWER OF ATTORNEY
          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Benjamin G. Wolff and John A. Butler, or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including in his capacity as a director and/or officer of Clearwire Corporation) to sign any and all amendments (including post-effective amendments) to the Registration Statement and any registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 11, 2006.

Signature	Title

/s/ Craig O. McCaw Craig O. McCaw	Chairman of the Board and Co-Chief Executive Officer (Principal Executive Officer)

/s/ John A. Butler John A. Butler	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Nicolas Kauser Nicolas Kauser	Director

/s/ R. Gerard Salemme R. Gerard Salemme	Director

Signature	Title

/s/ J. Timothy Bryan J. Timothy Bryan	Director

/s/ Peter Currie Peter Currie	Director

/s/ Richard Emerson Richard Emerson	Director

/s/ Jose Luis Rodriguez Jose Luis Rodriguez	Director

/s/ Michael J. Sabia Michael J. Sabia	Director

/s/ Stuart M. Sloan Stuart M. Sloan	Director

EXHIBIT INDEX

1.1	Form of Underwriting Agreement.†
3.1	Third Amended and Restated Certificate of Incorporation of Clearwire Corporation, to be effective prior to closing of the offering.†
3.2	Amended and Restated Bylaws, to be effective prior to closing of the offering.†
4.1	Form of stock certificate for Class A common stock.†
4.2	Amended and Restated Stockholders Agreement dated March 16, 2004 among Clearwire Corporation and the parties thereto.
4.3	Registration Rights Agreement dated November 13, 2003 among Flux U.S. Corporation, Clearwire Holdings, Inc. and Hispanic Information and Telecommunications Network, Inc.
4.4	Registration Rights Agreement dated November 13, 2003 among Flux U.S. Corporation and the parties thereto.
4.5	Registration Rights Agreement dated March 16, 2004 among Clearwire Corporation and the parties thereto.
4.6	Registration Rights Agreement dated August 5, 2005 among Clearwire Corporation and certain buyers of the Senior Secured Notes.
4.7	Securities Purchase Agreement dated August 5, 2005 among Clearwire Corporation and the buyers of the Senior Secured Notes.
4.8	Indenture dated August 5, 2005 among Clearwire Corporation, Clearwire LLC, Fixed Wireless Holdings, LLC, NextNet Wireless, Inc. and The Bank of New York, as Trustee.
4.9	Form of Senior Secured Note, due 2010.
4.10	Form of Warrant.
5.1	Opinion of Davis Wright Tremaine LLP.†
10.1	Joint Development Agreement dated April 23, 2002 between NextNet Wireless, Inc. and MVS Net S.A. de C.V.†
10.2	Advisory Services Agreement dated November 13, 2003 between Flux U.S. Corporation and COM Holdings, LLC.†
10.3	Indemnification Agreement dated November 13, 2003 among Flux Fixed Wireless, LLC and Flux U.S. Corporation.†
10.4	Indemnification Agreement dated November 13, 2003 between Flux U.S. Corporation and Flux Fixed Wireless, LLC.†
10.5	Form of Indemnification Agreement.†
10.6	Employment Agreement dated June 28, 2004 between Clearwire Corporation and Perry Satterlee.†
10.7	Put Option Agreement dated October 13, 2004 between Clearwire Corporation and Intel Capital Corporation.†
10.8	Clearwire Corporation 2003 Stock Option Plan, as amended.
10.9	Agreement dated March 5, 2003 among Nextel Communications, Inc., Digital Radio, LLC and Craig O. McCaw.†
10.10	Amendment to Agreement dated March 5, 2003, dated October 3, 2005, among Nextel Communications, Inc., Digital Radio, LLC and Craig O. McCaw.†
10.11	Agreement and Undertaking dated November 13, 2003 between Flux U.S. Corporation and Craig O. McCaw.†
10.12	Master Purchase Agreement dated July 9, 2003 between NextNet Wireless, Inc. and Flux Fixed Wireless, LLC, as amended on November 3, 2003, and as amended and assigned to Eagle River Holdings, LLC effective March 16, 2004.†
10.13	Support Services Agreement dated July 9, 2003 between NextNet Wireless, Inc. and Flux Fixed Wireless, LLC.†
10.14	Escrow Agreement dated July 9, 2003 between NextNet Wireless, Inc. and Flux Fixed Wireless, LLC.†
10.15	Master Spectrum Acquisition Agreement dated November 13, 2003 between Flux U.S. Corporation and Hispanic Information and Telecommunications Network, Inc.†
10.16	ITFS Capacity Use and Royalty Agreement dated November 13, 2003 between Hispanic Information and Telecommunications Network, Inc. and Fixed Wireless Holdings, LLC.†

10.17	Warrant Agreement dated November 13, 2003 by and between Flux U.S. Corporation and ITFS Spectrum Advisors LLC.†
10.18	Letter Agreement dated March 29, 2004 from Clearwire Corporation to ITFS Spectrum Advisors LLC.†
10.19	Letter Agreement dated February 1, 2005 from Clearwire Corporation to ITFS Spectrum Consultants, LLC.†
10.20	Spectrum Option Agreement dated March 29, 2004 between Clearwire Corporation and Hispanic Information and Telecommunications Network, Inc.†
10.21	First Addendum and Amendment to the Master Spectrum Acquisition Agreement dated March 29, 2004 between Clearwire Corporation and Hispanic Information and Telecommunications Network, Inc.†
10.22	Spectrum Option Agreement dated March 29, 2004 between Clearwire Corporation and Hispanic Information and Telecommunications Network, Inc.†
10.23	Spectrum Access and Loan Facility Agreement dated May 24, 2005 among Clearwire Corporation, Hispanic Information and Telecommunications Network, Inc. and HITN Spectrum, LLC.†
10.24	EBS Excess Capacity Use and Royalty Agreement dated September 15, 2005 between Hispanic Information and Telecommunications Network, Inc. and Clearwire Spectrum Holdings LLC.†
10.25	Manufacturing Services Agreement dated April 30, 2004 between NextNet Wireless, Inc. and SANMINA-SCI Corporation, as amended September 24, 2004 and February 9, 2005.†
10.26	Corporate Guaranty dated May 13, 2004 made by Clearwire Corporation in favor of SANMINA-SCI Corporation.†
10.27	Purchase Agreement dated May 13, 2005 between Lois Hubbard and Fixed Wireless Holdings, LLC.†
10.28	Membership Interest Purchase Agreement dated October 14, 2005 between Lois Hubbard Communications, LLC, Lois Hubbard and Clearwire Spectrum Holdings LLC.†
10.29	Option Purchase Agreement dated October 14, 2005 between LH Communications, LLC, Lois Hubbard and Clearwire Spectrum Holdings LLC.†
10.30	Consulting Agreement dated October 14, 2005 between Clearwire LLC and Lois Hubbard Communications, LLC.†
10.31	Stock Purchase Agreement dated September 30, 2004 among Craig Wireless Honolulu Inc., Craig Wireless Nevada Inc., Craig Wireless Systems Inc. and Fixed Wireless Holdings, LLC, as amended on November 30, 2004.†
10.32	Stock Purchase Agreement dated October 22, 2004 between Clearwire Corporation and Kenneth A. Jonsson, as amended on January 11, 2005.†
10.33	Asset Purchase Agreement dated November 11, 2004 among Fixed Wireless Holdings, LLC, NTELOS Cable Inc. and NTELOS Licenses Inc.†
10.34	Investment Agreement dated December 7, 2004 among Clearwire Europe S.A.R.L., MAC Telecom SA, Axel Beghin, Charles De Bunsen, Nicolas du Chastel, Matthew Ridgwell and other individuals listed therein.†
10.35	Purchase Agreement dated January 17, 2005 between East West Communications, Inc., Clearwire Corporation and Fixed Wireless Holdings, LLC.†
10.36	Master Supply Agreement dated March 16, 2005 among Clearwire Corporation, Clearwire LLC, Bell Canada and BCE Nexxia Corporation.†
10.37	Agreement dated March 16, 2005 between Clearwire Corporation, Eagle River Holdings, LLC and Bell Canada.†
10.38	Credit Agreement dated July 19, 2005 between Clearwire Corporation and Bell Canada.†
10.39	Security Agreement dated July 19, 2005 between Clearwire Corporation and Bell Canada.†
10.40	Purchase Agreement dated June 6, 2005 among Wireless One of North Carolina, LLC, WaveTel NC License Corporation, WaveTel, L.L.C., WaveTel TN LLC and Fixed Wireless Holdings, LLC.†
10.41	Master Equipment Sales Agreement dated June 15, 2005 between NextNet Wireless, Inc. and Clearwire Europe S.A.R.L.†
10.42	Loan Agreement dated June 21, 2005 between Clearwire Poland Sp.zo.o. and E-Internets Sp.zo.o., as amended October 27, 2005.†

10.43	Loan Agreement dated October 27, 2005 between Clearwire Poland Sp.zo.o and E-Internets Sp.zo.o.†
10.44	Purchase Agreement dated June 22, 2005 between Columbia Wireless Corporation and its Principals, Clearwire Corporation and Fixed Wireless Holdings, LLC.†
10.45	Equipment Lease Agreement dated June 30, 2005 between Clearwire Corporation and 6311458 Canada Ltd.†
10.46	Purchase Agreement dated September 9, 2005 between Baypoint St. Louis, LLC, Clearwire Corporation and Clearwire Spectrum Holdings LLC.†
10.47	Purchase Agreement dated September 9, 2005 among St. LouE, LLC, Clearwire Corporation and Clearwire Spectrum Holdings LLC.†
10.48	Joint Bidding Agreement dated September 29, 2005 among Speed Choice of Detroit, Inc., Clearwire Corporation, and SpeedNet LLC.†
10.49	Vendor Agreement dated September 27, 2005 between Best Buy Purchasing LLC and Clearwire LLC.†
10.50	Subscription Service Addendum to Vendor Agreement dated September 27, 2005 between Best Buy Stores, L.P. and Clearwire Corporation.†
10.51	Purchase and Sale Agreement dated October 24, 2005 between Nextel Communications, Inc. and Fixed Wireless Holdings, LLC.†
10.52	Purchase and Sale Agreement dated October 24, 2005 between Nextel Communications, Inc. and Clearwire Spectrum Holdings LLC.†
10.53	Transaction Agreement dated October 24, 2005 among Nextel Spectrum Acquisition Corp., Fixed Wireless Holdings, LLC and Clearwire Spectrum Holdings LLC.†
10.54	Stock Purchase Agreement dated November 7, 2005 between the shareholders of WinBeam, Incorporated and Clearwire Spectrum Holdings LLC.†
10.55	Purchase Agreement dated November 8, 2005 between Comspec Corporation and Clearwire Spectrum Holdings LLC.†
10.56	Bundled Wireless Broadband Services Agreement dated November 23, 2005 between Clearwire LLC and America Online, Inc.†
10.57	Securities Purchase Agreement dated December 7, 2005 among BASA Holding Iberia S.L.U., Clearwire Corporation and Clearwire Europe S.A.R.L.†
10.58	Indemnification Agreement dated December 7, 2005 among BASA Holding Iberia S.L.U., Clearwire Corporation and Clearwire Europe S.A.R.L.†
10.59	Development and Production Agreement dated December 22, 2005 between Maxim Integrated Products, Inc. and NextNet Wireless, Inc.†
21.1	List of subsidiaries.†
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Davis Wright Tremaine LLP (included in Exhibit 5.1).†
24.1	Powers of Attorney (included on signature page).

*	Flux U.S. Corporation changed its name to Clearwire Corporation effective February 24, 2004, and as a result all references to Flux U.S. Corporation in this index are now to Clearwire Corporation.

†	To be filed by amendment.

‡	Confidential treatment requested.